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04030783

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty International

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FILE NO. 82- 34722 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

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DAT : 6/18/04

82-34722

Liberty International PLC
Annual Report 2003

ARls
12-31-03


Junior Dept
at SPORTS SOCCER
Bhs

Business description and contents

Liberty International is a major FTSE-100 ranking UK listed property business, with shareholders' funds of £2.9 billion and property investments of over £5 billion, engaged in three principal activities:

- Capital Shopping Centres, the leading participant in the UK regional shopping centre industry, owning Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Glasgow; six major in-town regional centres; and engaged on a substantial development programme, involving both new centres, in Norwich, Cardiff and Oxford, and extensions to existing centres;
- Capital & Counties, a successful retail and commercial property business, increasingly concentrated in Central London, the south-east of England and California, USA; and
- Investment activities, where Liberty International looks to use the substantial capital resources at its disposal to access profitable real estate-related financial market opportunities.

Liberty International aims to produce outstanding long-term returns for shareholders, through capital and income growth, with a full dividend distribution policy from recurring income.

The group focusses on premier property assets, particularly shopping centres and other retail, which have scarcity value and require active management and creativity.

We are firm believers in the investment merits of quality property, particularly regional shopping centres, and in the importance of a thriving property industry to a successful modern economy.

Contents

Highlights

"I am delighted to report another year of strong growth in headline property investment income, profits, earnings and dividends per share. With an overall like-for-like £357 million (8.4 per cent) revaluation surplus, our property assets now exceed £5 billion and net asset value per share has reached 906p. We have a powerful financial position, with shareholders' funds of £2.9 billion, the debt to assets ratio reduced to 39 per cent and a significant development pipeline of around £1.3 billion to maintain the strong momentum of our market-leading regional shopping centre and retail property business."

Donald Gordon Chairman of Liberty International

Financial highlights

	Increase	2003	2002
Property investment income (including joint ventures)	9.5%	£245.4m	£224.1m
Profit before tax including exceptional items	6.0%	£110.0m	£103.8m
Net exceptional profits		£5.8m	£17.2m
Profit before tax and exceptionals	20.3%	£104.2m	£86.6m
Earnings per share before exceptionals (adjusted*)	7.3%	27.45p	25.58p
Earnings per share (unadjusted)	(8.0)%	26.25p	28.54p
Dividends per ordinary share	5.3%	25.00p	23.75p
Total property assets (including investments and trading properties)	5.2%	£5,005m	£4,758m
Shareholders' funds	7.6%	£2,886m	£2,683m
Net debt (including joint ventures)	1.5%	£1,917m	£1,889m
Net assets per share (diluted, adjusted*)	5.1%	906p	862p
Net assets per share (diluted, adjusted*) – like-for-like basis†	13.5%	906p	798p
Weighted average number of shares (for EPS)		306.9m	283.6m
Diluted number of shares (for NAV)		351.8m	325.9m

*Adjusted for deferred tax relating to capital allowances (see notes 8 and 2n). Unless otherwise stated, references to earnings per share are to earnings per share before exceptional items (adjusted) and to net assets per share are to net assets per share (diluted, adjusted).

†Market values of investment properties on a like-for-like basis, eliminating £208 million of notional purchasers' costs from 31 December 2002 valuations (see Summary of Investment Property Valuations on page 22).

Share price history and dividend information

Share price history since listing in London 30 July 1992



Pence
Closing price
Range of share price during year
Closing net assets per share
900
800
700
600
500
400
300
200
100
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Share price history
Pence

Year ended 31 December	Closing net assets per share	Closing share price	Year's high	Year's low
1992	274	239.0	244.0	162.0
1993	291	355.0	359.0	237.0
1994	315	329.0	467.0	329.0
1995	375	344.0	371.0	303.0
1996	436	430.5	431.0	328.0
1997	525	472.5	536.5	429.5
1998	589	454.0	620.0	430.0
1999	696	458.0	499.0	414.0
2000	796	487.5	547.0	400.5
2001	827	483.5	558.5	462.5
2002	862	564.5	626.5	484.0
2003	**906**	**682.5**	**691.6**	**523.5**

Dividends

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 13.25p (2002 – 12.5p) to bring the total ordinary dividend per share for the year to 25.00p (2002 – 23.75p).

The following are the salient dates for the payment of the final dividend:

30 March 2004	Sterling/Rand exchange rate struck.
8 April 2004	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
14 April 2004	Ordinary shares listed ex-dividend on the London Stock Exchange.
16 April 2004	Record date for final dividend in London and Johannesburg.
5 May 2004	Dividend payment day. Where previously requested, dividend cheques available for collection from Registrar.

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 7 April 2004. No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange from 8 April to 16 April inclusive.

No transfers between the UK and South African registers may take place from 30 March to 16 April inclusive.

Highlights

Revaluation surplus for the year (like-for-like basis)

	Market Value 31 December 2003 £m	Revaluation Surplus/ (Deficit) £m	Revaluation Surplus/ (Deficit) %
UK regional shopping centres	**3,778**	**340.6**	10.0
US regional shopping centres and other retail	**165**	**21.1**	14.4
Central London	**327**	**(15.6)**	(4.6)
Business space outside London	**205**	**1.6**	0.8
Retail outside London	**132**	**9.1**	7.5
US other commercial	**36**	**(0.1)**	(0.3)
	4,643	**356.7**	8.4

Development programme

- Capital expenditure on developments, acquisitions and existing assets of £119 million in 2003.
- Book value of development expenditure to date (at cost) of £115 million at 31 December 2003. Development commitments outstanding amount to approximately a further £300 million. Principal projects are the new MetroCentre Red Quadrant (£85 million) and Chapelfield, Norwich (£275 million). On completion of the extension in 2004, MetroCentre, Gateshead, (90 per cent owned) will, at 1.8 million sq.ft., be Europe's largest covered shopping centre.
- Positive letting progress with 86 per cent of anticipated rents committed or under offer at the MetroCentre extension and around 75 per cent at Chapelfield, Norwich.
- Further potential regional shopping centre developments over the next five years of around £850 million, including Cardiff, Oxford and major extensions and enhancements of both Eldon Square, Newcastle, and The Harlequin, Watford.
- Potential commercial and retail developments of Capital & Counties in the UK and USA now stand at around £150 million, including King's Reach, Southwark, and 190 Strand.

Financial Strength

- Debt to assets ratio reduced to 39 per cent and interest cover strengthened to 1.8 times.
- Available liquidity approaching £1 billion, with cash balances of £197 million and aggregate committed and undrawn long-term bank facilities of £700 million at 31 December 2003.

Financial Record

- Unbroken 10-year track record of annual dividend per share increases and five-fold growth from 4.55p in 1984 to 25.0p in 2003.
- Total return (annual dividend and growth in net assets per share) amounts to 15.6 per cent compound per annum for the decade ended 31 December 2003, which commenced with the launch of Capital Shopping Centres as a separate entity.

Chairman's statement and review of operations

Introduction

Once again, I report with much pleasure a year of major advance in the affairs of Liberty International marked by the following principal achievements:

- Strong growth in headline property investment income, profits, earnings and dividends per share
- Direct property and property-related investments exceeding £5 billion for the first time, after a strong rise in market values, with regional shopping centres and other retail property, in which we specialise and which constitute some 90 per cent of our assets, significantly outperforming other UK property sectors
- A record net asset value per share of 906p compared with 798p last year on a like-for-like basis
- A robust trading performance from our fully-let regional shopping centres in a more challenging UK consumer environment
- A powerful financial position, enhanced by several major long-term financing transactions increasing the group's available liquid resources to nearly £1 billion
- Substantial expansion prospects from a high-quality and tightly-controlled development programme on which significant progress was made in the year, with £300 million of committed capital expenditure and potential projects amounting to around a further £850 million at Capital Shopping Centres and £150 million at Capital & Counties.

Results

Our underlying revenue results were very encouraging. Profit before taxation and exceptional items increased by over 20 per cent from £86.6 million to £104.2 million, driven by a substantial £19 million rise in UK shopping centre income. Earnings per share growth at 7.3 per cent was somewhat lower, as our capital base had been enlarged by the issue of 28 million shares in November 2002 raising £157 million of equity. Exceptional profits for the year are shown at £5.8 million and the details and impact of these transactions are fully described in the Financial Review on pages 16 to 19.

Our UK regional shopping centres, now 81 per cent of completed investment properties, increased in market value on a like-for-like basis by a massive £341 million (10.0 per cent) with the remainder of the group's investment properties contributing a further £16 million (1.9 per cent).

Assets 31 December 2003
£5.0 billion*



- Capital Shopping Centres (£3.9bn)
- Other retail (£0.5bn)
- Commercial (£0.4bn)
- Investments (£0.2bn)

*includes group share of properties owned through joint ventures.

Operating income 2003
£261 million*



- Capital Shopping Centres (£182m)
- Other retail and commercial (£68m)
- Other (£11m)

*includes group share of operating income of joint ventures.





01
Donald Gordon
Chairman
02
David Fischel
Chief Executive

The most notable performer was Braehead, Glasgow, which appreciated by 22 per cent to £533 million now that the centre's outstanding trading performance since opening in 1999 has produced clear evidence of strong rental growth.

Net asset value per share at 31 December 2003 increased strongly by 13.5 per cent to a record 906p against a comparable starting position of 798p at 31 December 2002. The latter figure eliminates £208 million of notional purchasers' costs, particularly stamp duty, equivalent to 64p per share, from the net asset value actually reported at 31 December 2002 of 862p per share. The values reported at 31 December 2003 do not include notional purchasers' costs, in line with the revised RICS Appraisal and Valuation Standards (formerly the RICS Appraisal and Valuation Manual) which became a requirement from 1 May 2003. The impact of this change to a new and more conservative valuation basis was readily absorbed within the 2003 year.

Development programme

Development activities are fundamental to the group's long-term prospects, through delivering quality products with exceptional investment potential. In 2003, we invested a total of £119 million in direct property by way of development, acquisitions and improvements to existing property assets, while disposals amounted to only £13 million. Properties under development were stated at £115 million (at cost) at 31 December 2003, with expenditure outstanding on the committed development programme, primarily the new Red Quadrant at MetroCentre, Gateshead, and Chapelfield, Norwich, estimated at £300 million.

Earnings, dividends and net asset value per share 1984 to 2003


Earnings and dividend per share – pence
Net asset value – pence
Earnings per share
Dividend per share
Net asset value per share
30
25
20
15
10
5
0
1200
1000
800
600
400
200
0
1984
1989
1994
1999
2003

"Liberty International's financial position remains extremely sound, with shareholders' funds of £2.9 billion."

Furthermore, our potential but as yet uncommitted development programme could amount to as much as £850 million at Capital Shopping Centres. This includes extensions and improvements to existing shopping centres and new projects such as St David's 2, Cardiff, and the redevelopment of the Westgate Centre, Oxford. The equivalent figure for the other commercial and retail activities of Capital & Counties in the UK and USA is approximately £150 million.

Financial position

Liberty International's financial position remains extremely sound, with shareholders' funds of £2.9 billion and the debt to assets ratio reduced to 39 per cent.

Interest cover strengthened to around 1.8 times. Consequently we have both the capital and the resources to continue our successful and tightly-controlled business expansion.

Liberty International improved its debt structure with two major financings in 2003; a £210 million 10-year facility linked to the Victoria Centre, Nottingham, as yet undrawn; followed by a £240 million issue of 3.95 per cent convertible bonds 2010 with a conversion price of 800p per Liberty International share. We further strengthened our capital base by calling the remaining £60 million of 6.25 per cent convertible bonds 2006. £43 million converted into 9.5 million new ordinary shares of Liberty International. The balance of £17 million was repurchased and cancelled at a price level equivalent after tax to 604p per share, a substantial discount to net asset value, generating an uplift amounting to some £12 million in aggregate which accrued to the benefit of all shareholders pro rata.

In addition to £197 million of cash balances, stemming largely from the new £240 million convertible bond issue, committed and undrawn long-term non-recourse facilities are in place amounting in aggregate to £490 million at 31 December 2003, well in excess of our current contracted capital expenditure. A further £210 million of committed long-term unsecured bank facilities are also available to the group.

Gross assets, shareholders' funds and debt ratios 1984 to 2003


£m
Net debt/fixed assets %
● Shareholders' funds
○ Gross Debt > 1 year
▬ Net debt/fixed assets %
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
50
45
40
35
30
25
20
15
10
5
0
1988
1993
1998
2003

"The annual dividend has increased more than five-fold over the last 20 years from 4.55p in 1984 to 25.0p in 2003."

Dividends

The Directors are recommending a final ordinary dividend of 13.25p per share payable on 5 May 2004, bringing the full year's dividend to 25.0p per share, an increase of 5.3 per cent on 2002, continuing our unbroken 10-year track record of annual dividend improvement.

The Directors remain committed to a full and progressive dividend policy and believe this policy represents a major attraction to long-term investors. The annual dividend has increased more than five-fold over the last 20 years from 4.55p in 1984 to 25.0p in 2003.

Liberty International's total return, in terms of annual dividend and growth in net assets per share, amounts to a compound 15.6 per cent per annum for the decade ended on 31 December 2003, which commenced with the launch of Capital Shopping Centres as a stand-alone entity.

Property valuations

Our UK regional shopping centre revaluation surplus of £341 million (10.0 per cent) on a like-for-like basis brought the aggregate open market value to £3.8 billion.

A number of factors contributed to the surplus:

- Approximately £160 million from an average 27 basis points downward shift in the yields applied by the valuers to our major assets, reflecting scarcity value and investment demand;
- Approximately £111 million primarily from underlying growth in estimated rental values, particularly at Braehead, Glasgow; and
- Approximately £70 million from lower assumptions than at 31 December 2002 on purchasers' costs, as four of our major assets are located in "disadvantaged areas" qualifying for relief from the 4 per cent stamp duty land tax on transactions, a relief limited at this stage to the period to 31 December 2006.

In the case of the group's UK commercial and retail portfolio, the trend of valuation movements over the year showed a similar pattern to that of 2002. Investment property values fell on a like-for-like basis by 0.7 per cent to £663 million. Mixed-use Central London properties fell in value by 4.6 per cent, while retail properties outside London increased in value by 7.5 per cent. Office investments outside Central London were virtually unchanged, with provincial office values remaining steady whilst falls in some M25 investments were outweighed by the effect of lettings of vacant space at Cambridge and Uxbridge.

Our US investment properties produced an outstanding valuation increase of £21.0 million (11.7 per cent) to £201 million in aggregate, with no currency effect as our US dollar exposure is predominantly hedged into sterling. The bulk of the uplift stemmed from the retail properties, the Serramonte Shopping Centre, Ghirardelli Square and The Willows, Concord, all in the San Francisco Bay area. Including development and trading properties, our US portfolio now amounts in US dollar terms to around $400 million.

We continue to contend that valuation yields averaging around 6 per cent, well in excess of current gilt yields and other major investment classes including equities, are exceptionally defensive for major regional shopping centres, which are scarce and irreplaceable long-term growth assets and, in the case of Liberty International, unlikely to be disposed of for decades ahead. In respect of our other UK property assets, both commercial and retail, the valuation yields averaging around 8 per cent, compared with the 10-year gilt yield of 4.8 per cent at 31 December 2003, are even more cautious, albeit reflecting negative sentiment in office markets where rental values have been under some pressure.

The substantial investor appetite currently in evidence for quality UK property is hardly surprising, when property yields are compared with yields available on alternative asset classes such as bonds or equities, and augurs well for the continued health of the UK property investment market given a stable economic environment.

> "Our UK regional shopping centres, now 81 per cent of completed investment properties, increased in market value on a like-for-like basis by a massive £341 million (10.0 per cent)."

Capital Shopping Centres

2003 has been a year marked by continuing progress in three major areas:

- Our existing shopping centres which have generated above average results, both in terms of financial performance and other key criteria;
- Our range of attractive enhancement and extension projects at these centres; and
- Our substantial new-centre development programme, which will increase the scale of our activities from 9 to 12 regional centres, excluding our US shopping centres which are part of Capital & Counties.

Total net property income increased by 11.8 per cent to £182.4 million during the year, boosted principally by rent reviews and the increase in our ownership of the Victoria Centre, Nottingham, to 100 per cent, which took place at the end of 2002. The underlying increase in net property income was 6.0 per cent.

Our active management approach, particularly on tenant mix, and the high degree of expertise which CSC possesses are fundamental to delivering exceptional returns in the regional shopping centre business. Once again, we can report a negligible level of voids, 10 units out of a total of 1,418 units at the year end. During the year, we made 79 tenancy changes, some 6 per cent of all retail units, producing additional rental income of £2.4 million per annum.

Our existing regional shopping locations have again demonstrated their strength, through the level of support received from both the shopping public and retailers in a year which has been more challenging for retailers. We recorded some 175 million customer visits at our shopping centres during 2003, approximately the same number as in 2002, excluding customer visits at The Ridings, Wakefield which we sold at the end of 2002.

Non-food sales growth, as measured by the Office of National Statistics, declined marginally from 4.0 per cent in 2002 to 3.2 per cent in 2003 and our centres generally measured favourably against this increase. Braehead, Glasgow, and The Chimes, Uxbridge, continue to show good year-on-year growth in retail sales figures and at Braehead the exceptional sales performance since opening in 1999 has produced very strong growth in rental levels as we approach the first rent review cycle which commences in 2004.

Development activities in respect of completed shopping centres

Excellent progress has been made at Lakeside, Thurrock, on the refurbishment and modernisation programme which started in January 2003. The project has included the installation of new lifts and additional escalators, new floors and ceilings and improved customer facilities, and is expected to bring major benefits to our flagship centre. Alongside our improvements, many retailers have

Capital Shopping Centres valuations*
£3,779 million



- Lakeside, Thurrock (£991m – 26%)
- MetroCentre, Gateshead (£763m – 20%)
- Braehead, Glasgow (£533m – 14%)
- Other M25 Centres (£842m – 22%)
- Other Centres* (£551m – 15%)
- Other properties (£99m – 3%)

*Includes group share of properties owned through joint ventures.

> "Development activities are fundamental to the group's long-term prospects, through delivering quality products with exceptional investment potential."

now refitted their shops or are due to refit this year to coincide with the completion of the refurbishment works. After a pause during the peak trading months over the Christmas period, the works are on programme for completion in July 2004.

The 371,000 sq. ft. scheme to expand MetroCentre, Gateshead, to provide a new department store for Debenhams, 28 additional shop units, a 1,100 space car park and a new public transport interchange, at a cost of £85 million is well advanced and on target to open in Autumn 2004. This scheme, which restores MetroCentre's position as Europe's largest shopping centre at 1.8 million sq. ft., will add significantly to the retail offer on both trading levels. Lettings have been completed to a top-quality selection of retailers including Debenhams, Zara and Hennes. In total 94 per cent of the space is now committed or under offer, representing 86 per cent of expected initial rents.

At Braehead, Glasgow, following Renfrewshire Council's resolution to give outline planning consent for a mixed-use development on 120 acres of the Phase 2 land of 140 acres, we continue to progress the proposed Xscape leisure scheme (including an indoor snow-slope) under a joint venture with Capital & Regional plc. Construction is due to commence on site later this year. The other main uses are residential and business space. Residential developers have shown strong interest and we expect some land sales to take place during 2004.

At Eldon Square, Newcastle upon Tyne, (961,000 sq. ft.) planning consent has now been granted for three schemes to massively expand and renovate the centre, which in total will provide 468,000 sq. ft. of retail space, including a 175,000 sq. ft. department store, creating net additional retail space of 318,000 sq. ft. The proposals, which involve our two partners, the City of Newcastle and Shell Pension Trust, include restructuring the headlease from the City of Newcastle and potentially increasing CSC's percentage participation.

At Victoria Centre, Nottingham, plans are well advanced to undertake a remodelling of part of the centre including creating an additional 18,000 sq. ft. of prime retail space.

More recently, in Watford we have reached a preliminary agreement with Watford Borough Council with the intention that CSC will enter into a development agreement for a scheme which includes Charter Place, an older 1970's shopping centre owned by the Council which adjoins our major regional centre, The Harlequin, and other High Street properties we already own. A brief for the area is presently being prepared and the intention is to submit a planning application later this year following a full public consultation exercise.

Progress on new projects

At the beginning of 2003, construction work started on the Chapelfield shopping centre, Norwich, Norfolk, where, under agreements entered into with the developer Lend Lease Europe, CSC will become the owner on completion, targeted for Autumn 2005. At the beginning of January 2004, Lend Lease reported that 85 per cent of the space was either let, under offer or with terms agreed, representing 74.5 per cent of anticipated income. Chapelfield, Norwich, anchored by House of Fraser, will be the largest shopping centre in East Anglia when completed.

In Cardiff, the County Council has agreed to grant planning consent for the proposals to enlarge the St David's shopping centre, through a joint venture between Land Securities PLC and CSC, with a major retail-led mixed-use extension of approximately 750,000 sq. ft. The Welsh Assembly has also now given its approval to the proposals.

We continue to pursue proposals to expand and upgrade the Westgate Centre in Oxford, a joint project with LaSalle Investment Management. During 2003, we withdrew our first planning application, with a view to submitting a new application in 2004. The revised scheme will include a number of major improvements, including the John Lewis Partnership as anchor tenant with a full-line department store.

"The performance of our non-shopping centre activities operated by Capital & Counties, some 20 per cent of our business with around half in retail property, has been extremely resilient over the last two years in a difficult environment."

Capital & Counties

United Kingdom

In 2003, the continuing poor conditions in office markets resulted in further rental value reductions. However, current and past action to let vacant space, minimise vacancies and upgrade accommodation has supported the value of the UK properties which, after allowing for capital expenditure, fell by only 0.7 per cent in aggregate over the year to £663 million. Overall vacancy rate at the year end, however, was 7.3 per cent, including availability within the more recently completed developments at Cambridge and Uxbridge, but vigorous efforts are being made to increase occupancy.

In an internal strategic move, the ownership of Capital & Counties' principal UK investment and trading properties was rearranged in 2003 into a number of separate entities in order to focus more clearly on the separate elements of the group's non-shopping centre activities. Under these arrangements, retail properties have been placed within a new company, Liberty Retail Properties, which will in future hold the non-shopping centre retail initiatives of the group under the management of Capital & Counties. In addition, we have established a dedicated trading entity, as we anticipate a resumption of our hitherto successful trading activities which reduced following disposals of most of our trading stock into buoyant investment markets.

London West End and Mid-town offices and retail
(£327 million market value)

Whilst we have seen falling office rents and an increase in tenant incentives over the year, these factors appear to be stabilising, though without as yet any noticeable erosion of office availability in the small suite sector in which we are primarily involved. Vacant and available-to-let offices in the company's West End and Mid-town investments represent 2.4 per cent of our total office areas within those properties. In addition, a further 2.1 per cent of such space is undergoing refurbishment as we firmly believe it is essential to provide high quality accommodation to attract tenants. Schemes underway or completed are referred to below. Valuations of our Central London offices now assume an average rental value of only around £24 per sq. ft., which we regard as defensive.

Strong income flow from a high-quality tenant base is an attractive feature of the company's retail properties in Central London and we have no current vacancies.

Progress continues to be made in preparing planning applications for appropriate schemes at King's Reach, Southwark, and 190, The Strand, a total of 443,800 sq. ft. of existing space. In the latter case we are collaborating with Prudential, the freeholder of the site.

Notwithstanding the unfavourable fundamentals, investment demand in these markets remained strong in 2003 and we made no acquisitions during the year.

Capital & Counties completed investment properties by location*
£865 million, Retail 52% – Office 48%



- Central London (£327m – 38%)
- Business space outside London (£205m – 24%)
- Retail outside London (£132m – 15%)
- USA (£201m – 23%)

*Includes group share of properties owned through joint ventures.

"Given the defensive 2003 valuations as a starting position, we look forward to attractive returns from Capital & Counties given the evidence of increasing investor demand for quality real estate."

Business space outside London (£205 million market value)
Vacancy rates in most of the company's investments remain low, though the Western M25 office market remains problematic and we currently have some 56,000 sq. ft. space vacant.

Whilst little new development is taking place, the current excessive supply will continue to depress rents even if some buoyancy returns to tenant demand. However, in our favour, all our properties are modern and well-specified with car parking ratios which in the main comfortably exceed the levels which would now be permitted in any new scheme.

During the year progress was made at Capital Court, Uxbridge (55,000 sq. ft.) where lettings of around 30,000 sq. ft. were achieved and negotiations are in hand in respect of part of the remaining space. At Capital Park, Cambridge, a further 21,600 sq. ft. was let in 2003 and the remaining 10,700 sq. ft. has been placed under offer since the year end.

Provincial and Out of Town Retail (£132 million market value)
Work continues at the retail warehouse parks at Braintree and Stafford to increase the scope of existing planning consents and improve tenant mix and we are actively engaged in the reconfiguration of units in our Swansea City Centre property.

Planning consent was granted in April 2003 to create offices within the upper parts of the 513,000 sq. ft. Market Street, Manchester department store and a similar exercise is underway in respect of the 510,000 sq. ft. Liverpool store. The first manifestation of the potential growth of activity within the Liberty Retail Properties entity managed by Capital & Counties was the recent selection by Redbridge Borough Council of an alliance between the company and Countryside Properties Plc as its preferred development partners to redevelop 2.6 hectares of Ilford Town Centre. This scheme is planned to include 120,000 sq. ft. of retail space and 488 apartments, together with an extension to the Town Hall and other community benefits. A planning application is expected to be submitted in mid 2004.

United States
The US company has had an active year resulting in an impressive increase in property valuations of 11.7 per cent. Total investment property assets now exceed $360 million by value, with trading and development properties representing a further $44 million. The investment properties produce an attractive overall initial yield of 7.5 per cent.

Serramonte, an 850,000 sq. ft. regional shopping centre and our largest US asset, has proved to be one of the group's most successful investments, with further significant capital appreciation in 2003.

Phase one of the long-term enhancement plan was completed in 2003, involving a $4 million internal refurbishment. In addition, we have conditionally contracted to sell surplus land for residential development.

During the year, the remaining 50 per cent interest in Ghirardelli Square, San Francisco, was purchased for $15.4 million. With 100 per cent control, we are now implementing a business plan to maximise value.

At Redondo Beach, Southern California, we continue to pursue redevelopment potential and have exercised our option to acquire 7 acres of strategic ocean-front land essential to the envisaged mixed-use scheme.

In Pasadena, construction of the major $80 million "Trio" apartment scheme in which we have an interest continues on schedule and within budget. Completion is scheduled for 2005.

Capital Enterprise Centres
This activity continues to progress well. The 38,000 sq. ft. scheme at Chelmsford was completed in April 2003 and the level of occupation reached around 70 per cent by year end. Progress continues on the developments at Harlow and Croydon and phased refurbishment at Kings Hill, Kent. Conditional contracts have been exchanged for the purchase of a further site at Milton Keynes.

"We estimate that our UK shopping centres have generated employment for around 33,000 people."

Other investments

In 2003, Liberty International has invested a further £27 million in Great Portland Estates plc, a specialist West End property business, increasing our interest from 19.4 per cent to 25.5 per cent, valued at £122 million at 31 December 2003.

The New Star Property Unit Trust (previously Edinburgh Property Portfolio) is an Authorised Property Unit Trust managed by Capital & Counties on behalf of New Star Asset Management, which acquired Edinburgh Fund Managers' retail funds at the end of October 2003. New cash inflows have continued to be strong during the year, with the Fund size increasing from £125 million to £157 million with a further acceleration of interest in the Fund under the New Star banner. Liberty International's interest in the Fund was £39.5 million at 31 December 2003 representing 25 per cent of the Fund.

Corporate Social Responsibility

Following a highly positive response to our first Corporate Social Responsibility ("CSR") report issued in 2003, we are issuing our second report at the same time as this Annual Report. In fact, the response made it clear that we, and probably the property industry generally, have not been sufficiently pro-active in promoting this long-standing and integral aspect of our business activities, whether to the public, politicians or other interested parties.

By way of example, over 99 per cent of our developments in the UK (and 100 per cent of our current development programme) are on brownfield land, with our three large out-of-town centres built on redundant industrial sites. We estimate that our UK shopping centres have generated employment for around 33,000 people.

In 2003, we concluded comprehensive CSR audits of our 9 completed UK shopping centres. In addition, we are engaged on major initiatives in a number of areas including security, local employment, emissions, waste and sustainable travel.

Furthermore, in 2003, the UK shopping centres have provided some £390,000 in community support including sponsorship of local causes, support for Town Centre Management and the provision of free mall space and services.

We need no convincing that the creation of long-term shareholder value requires a strong commitment to high standards of CSR and their clear communication both internally and externally.

Economic and financial background

The slide in global stockmarkets which began in March 2000 eventually came to a halt in March 2003. By the year end, the FTSE-100 index had increased year-on-year by 13.6 per cent, somewhat outpaced by a 26 per cent rise in the US Standard & Poors' 500 index and a 50 per cent rise in the NASDAQ index. These stock market rallies coincided with a welcome recovery in underlying economic growth rates in the US and UK, stimulated by a low-interest rate policy, especially in the US.

However, as ever, major economic uncertainties remain, with substantial US dollar weakness reflecting nervousness about the twin trade and federal budget deficits which look an increasingly likely source of future global economic instability.

In the UK, the key economic issue is burgeoning public sector spending and employment, which not unsurprisingly appears to be producing a poor outcome in terms of productivity. Without some change of approach, we face the unattractive prospect in the UK of a higher tax burden and reduced economic growth potential.

UK property shares performed well in 2003, with Liberty International being no exception as our shares rose by 21 per cent to 682.5p at year end. Direct UK property, while eclipsed by UK equities for the first time in some years, has continued to outperform equities and gilts over three, five and 10-year periods. Overall UK property returns, as measured by the Investment Property Databank ("IPD") Monthly Property Index, continued to display a strong degree of consistency at 11.3 per cent (2002 – 10.5 per cent). Once again, retail (not generally comparable to CSC's regional centres) was the strongest performer, showing a total return of 16.2 per cent (2002 – 14.0 per cent)

"The attractiveness of UK property as an asset class, with its combination of a high running yield and relatively stable total return performance, should have been reinforced in 2003."

including capital appreciation of 9.2 per cent. Offices continued to produce a poor return at 3.4 per cent (2002 – 5.9 per cent) including a 4.0 per cent fall in capital values. Overall, reflecting strong investment demand, the IPD assets experienced a favourable reduction in yields of 32 basis points in the year, substantiating the average 27 basis points reduction in yields applied by the valuers to our UK regional shopping centres.

The attractiveness of UK property as an asset class, with its combination of a high running yield and relatively stable total return performance, should have been reinforced in 2003, as fixed-interest investments performed poorly, with UK gilts (5-15 years index) producing a total return of just 1.8 per cent. This is perhaps a foretaste of further poor performance to come for fixed interest investors, given the stimulatory monetary policies currently being adopted in some leading world economies.

Stamp Duty Land Tax

Stamp Duty Land Tax, the successor in the UK property market to stamp duty, remains at an entirely unreasonable level of 4 per cent when compared with securities transactions which attract only a 0.5 per cent stamp duty levy. Particularly unwelcome is the possible extension of the 4 per cent levy to the transfer of partnership interests in property which hitherto have not attracted stamp duty at all. In addition, during 2003, stamp duty on leases, a cost which falls on our tenants, was substantially increased to 1 per cent of the net present value of lease payments (such payments discounted at a distinctly ungenerous rate of 3.5 per cent).

While the disadvantaged areas regime referred to above has provided some relief, stamp duty at these levels represents a significant dampener on property market liquidity and thereby on economic activity and enterprise throughout the UK economy.

Notwithstanding the government's obvious but largely self-inflicted need to explore every tax raising opportunity (particularly if it can be termed a duty or a levy rather than a tax), we continue to regard stamp duty as an outmoded and completely inappropriate burden for a modern economy and particularly for the important property sector.

Real Estate Investment Trusts ("REITS")

The apparent willingness of the UK Treasury to contemplate the idea of a tax transparent property vehicle, usually referred to as a "Real Estate Investment Trust" or "REIT", has generated considerable industry and investor interest, the UK being one of the few major developed economies without such a vehicle. The details are at this stage completely uncertain and 2005 would be the earliest feasible date for such a vehicle to be operational.

In principle, the idea has merit, particularly if retail investors can be attracted into the sector. However, tax transparency will be bought at a high price if a consequence is greater regulation and reduced operational flexibility. Furthermore, while the tax benefits may be obvious for some classes of investor, such as UK pension funds and other tax-exempt investors, the overall tax burden from a transparent structure could rise for other classes of investor.

The quoted property sector should therefore avoid infatuation with the concept and pay careful attention to the fine details of any UK Treasury proposals. In particular, today's active and efficient property companies should be wary of creating through a REIT structure a new class of apparently tax-advantaged but in reality less efficient competitors.

Liberty International would however undoubtedly represent an attractive REIT given its size and specialism in a single property sector, in our case retail property.

Corporate Governance and the Combined Code

Twelve months ago, I commented on the potentially detrimental effect on listed companies of certain of the proposals contained in the Higgs Review on the role and effectiveness of non-executive Directors. We were pleased and relieved that, after an extensive process of consultation and debate in which I was actively involved, some of these criticisms were satisfactorily addressed in the revised Combined Code on Corporate Governance which was finally issued in July 2003.

> "The group's rise from its formation in 1980 to FTSE-100 status today would not have been possible without an enormous level of commitment, loyalty and skill at all levels throughout the organisation."

We report on our compliance with the current requirements on pages 86 to 89. Next year, we will be reporting on compliance in respect of all the provisions of the revised Combined Code. However, we anticipate relatively few areas where we will have any major difficulty in complying. In particular, our Board composition should be entirely compliant with the revised Combined Code following forthcoming changes in the first half of 2004.

It is interesting, however, to note that the revised Combined Code contains 75 Code provisions and principles, compared with the original Cadbury Code of Best Practice issued in December 1992 which contained a mere nineteen Code provisions. One can only hope that the additional administrative and reporting burden is justifiable and value adding, as it will undoubtedly represent a major distraction for Boards of listed companies and risk diverting them from the vital task of attending to their underlying businesses.

Chairmanship, Directorate and Management

After a career in the business world now spanning nearly 50 years, I have decided the time is nearing when it will be appropriate for me to step down as Chairman of Liberty International, my one remaining public company chairmanship, and I intend to do so no later than my 75th birthday on 24 June 2005, the day which also marks Liberty International's 25th anniversary.

We are now engaged in the process of determining who should be my successor as Chairman and an announcement will be made in due course during this year to enable a sensible handing-over process to be implemented.

Two non-executive Directors retire at this year's Annual General Meeting, Robin Baillie and Douglas Leslie. Robin Baillie retires as he has reached our normal non-executive Director retirement age of 70. He has been a pivotal non-executive Director of the company since 1988 and we have greatly appreciated his formidable combination of charm and wit, allied to meticulous attention to detail and sound business judgement. Douglas Leslie has served a three-year term which has provided valuable continuity since he stepped down as full-time managing director of CSC where he contributed so much to the group's successful development over the last decade. We thank them both for their enormous contributions to the group.

Peter Badcock, an executive director of Liberty International and Finance and Operations Director of CSC, reaches normal retirement age in April 2004. Peter Badcock joined CSC in 1994 soon after flotation and has played an important role in its development from around £750 million of property assets at flotation to its current scale. He is stepping down from the Liberty International Board at the Annual General Meeting at the end of March 2004, but we are pleased that he will be remaining as a consultant on a part-time basis with a view to assisting particularly on structured debt financings and on CSR matters. He will also continue as a director of CSC.

We are actively engaged in the process of recruiting two new non-executive Directors to the Board and expect to be in a position to make an announcement soon. These appointments will ensure that the composition of the Board should then be entirely in line with the revised Combined Code requirement that at least half the Board, excluding the Chairman, should be independent non-executive Directors.

Liberty International has been privileged over its history to have been so well served by our Directors, both executive and non-executive, and, below Director level, by an exceptional team of motivated management and staff. The group's rise from its formation in 1980 to FTSE-100 status today would not have been possible without an enormous level of commitment, loyalty and skill at all levels throughout the organisation. 2003 has been no exception in this regard and my sincere thanks are due to all concerned. I would also like to thank our bankers and advisers for their continuing support.

> "With 175 million customer visits per annum, our shopping centres continue to be a popular attraction for the UK public, providing a vibrant environment and a pleasurable social experience core to modern lifestyles."

Prospects

After a further year of outstanding financial results, with high-quality assets and a powerful capital base, I have considerable confidence in the long-term prospects of the group, in which along with my family I have a substantial shareholding of over 21 per cent, and have no doubts about its ability to remain at the forefront of the UK property industry and the leader in its sector for a prolonged period.

The performance of our non-shopping centre activities operated by Capital & Counties, some 20 per cent of our business with around half in retail property, has been extremely resilient over the last two years in a difficult environment for commercial property. Given the defensive 2003 valuations as a starting position, we look forward to attractive returns given the evidence of increasing investor demand for quality real estate.

Through Capital Shopping Centres, which constitutes some 80 per cent of our activities, we remain the leader in the UK regional shopping centre business, with 6 of our 9 centres in the country's top 16. We have an extensive and promising development programme. The three new centres, Norwich, Cardiff and Oxford, will increase our scale to 12 high-quality centres, while we also have substantial projects in hand to expand and enhance existing major assets and further improve their competitive position in a restrictive planning environment where the largest and top-ranking centres have increasing scarcity value.

With 175 million customer visits per annum, our shopping centres continue to be a popular attraction for the UK public, providing a vibrant environment, choice, comparison, variety and a pleasurable social experience core to modern lifestyles.

Donald Gordon Chairman
London
11 February 2004

"Profit on ordinary activities before tax and exceptional items increased by over 20 per cent to £104.2 million from £86.6 million."

Financial review

Measurement of performance

Liberty International measures performance in terms of total return; growth in net assets per share, primarily driven by investment property revaluations, combined with the annual dividend, which derives from the revenue results for the year.

Revenue results

Profit on ordinary activities before taxation increased by 6 per cent to £110.0 million from £103.8 million and, removing the effect of exceptional items, **profit on ordinary activities before tax and exceptional items** increased by over 20 per cent to £104.2 million from £86.6 million.

Exceptional items, material items which need to be disclosed by virtue of their size or incidence but are nevertheless included in the results for the period, have had a significant impact on the presentation and interpretation of the revenue results in recent years. Exceptional items are, by their nature, likely to be erratic and changes in the size and nature of exceptional items can hinder direct comparison of one period with another.

In the year ended 31 December 2003 the group recorded net exceptional profits before tax of £5.8 million, considerably lower than the £17.2 million for 2002. In 2003, exceptional profits arose primarily from financing and treasury activities.

The most significant exceptional item in 2003 was the realignment of our fixed-interest rate commitments which entailed the termination of certain longer term interest rate swaps resulting in the recognition of an exceptional profit of £11.9 million.

The other major exceptional item arose from the repurchase of £17.6 million 6.25 per cent convertible bonds 2006 at a cost of £25.8 million. While the transaction in fact generated a worthwhile uplift to net assets per share, the accounting treatment records a £7.3 million exceptional loss reflecting the difference between the consideration paid and the carrying value of the bonds repurchased. However, the repurchase actually had an effect, on an after tax basis, equivalent to the repurchase and cancellation of 3.9 million shares at an average price of 604p per share. This represented a significant discount to both the prevailing share price and the year end net assets per share, generating an uplift amounting to some £12 million in aggregate which accrued to the benefit of all shareholders pro rata.

Operating profit including joint ventures, which is a key measure of underlying performance, increased by 9.3 per cent to £235.9 million from £215.9 million. The growth in operating profit reflected both like-for-like rental growth of £9.9 million (5.1 per cent)

Analysis of 2003 net property investment income

	Total £m	Shopping Centres £m	Other Commercial UK £m	Other Commercial USA £m
Year ended 31 December 2002	220.3	161.2	45.2	13.9
Add: held through joint ventures	3.8	1.9	–	1.9
Net property investment income	224.1	163.1	45.2	15.8
Foreign exchange	(1.7)	–	–	(1.7)
Sold properties	(5.1)	(4.4)	(0.1)	(0.6)
Reclassification to trading properties	(0.2)	–	(0.2)	–
Developments, major capex and acquisitions	(22.3)	(11.7)	(3.9)	(6.7)
Adjusted to 31 December 2002	194.8	147.0	41.0	6.8
Like-for-like growth	**9.9**	**8.8**	**0.7**	**0.4**
Adjusted to 31 December 2003	204.7	155.8	41.7	7.2
Sold properties	0.2	0.2	–	–
Developments, major capex and acquisitions	40.5	26.4	5.5	8.6
Year ended 31 December 2003	245.4	182.4	47.2	15.8
Less: held through joint ventures	(8.1)	(6.5)	–	(1.6)
Group net property investment income	237.3	175.9	47.2	14.2
Like-for-like growth	**5.1%**	**6.0%**	**1.7%**	**5.9%**

"The annual dividend per share increased by 5.3 per cent to 25p per share in line with our policy of distributing substantially all of the group's recurring net income."

and £13.3 million from net additions to investment properties. Within operating profit, the contribution from **property trading** was £4.5 million compared to £5.1 million for 2002.

The group's **share of operating profit of joint ventures** increased to £8.1 million compared to £3.8 million for 2002; the largest joint venture, at The Potteries, Hanley, having been created mid-way through 2002. Both of these figures principally comprise net rental income derived from the underlying property investments.

Investment and other income increased to £10.8 million from £7.2 million and largely comprises the dividends received from the investments in Great Portland Estates, where we increased our interest during the period to 25.5 per cent, and from the New Star Property Unit Trust, where our interest reduced to 25 per cent.

Administrative expenses rose to £24.8 million from £20.5 million principally as a result of reorganisation and rationalisation costs, increased pension fund contributions and provision for national insurance in respect of share options.

Net interest payable increased marginally to £131.7 million from £129.3 million, reflecting the relatively small change in net debt during the period and the fact that the principal acquisition made towards the end of 2002, the Victoria Centre, Nottingham, was initially financed by the issue of 28.4 million shares in November 2002.

Tax on profit on ordinary activities includes deferred tax of £7.9 million (2002 – £4.1 million) in respect of capital allowances. FRS 19 "Deferred Taxation" requires a provision because there is a possibility, albeit remote as it is within the control of the seller, that these allowances could become repayable if the properties are sold. The provision for deferred tax obscures the real benefit from capital allowances in reducing the actual tax paid. As a result, it has become common practice, in the property sector, to disclose both earnings per share and net assets per share after adjustment to eliminate the effect of deferred tax in respect of capital allowances.

The **tax charge** before exceptional items and before deferred tax on capital allowances amounted to 19.1 per cent (2002 – 16.3 per cent). This represents the true underlying tax payable on revenue profits. The low tax charge reflects untaxed dividend income, capital allowances and the utilisation of tax losses. Provision for tax on exceptional items and deferred tax in respect of capital allowances, increased the group's reported tax charge to 26.7 per cent (2002 – 22.0 per cent).

The annual **dividend per share** increased by 5.3 per cent to 25p per share in line with our policy of distributing substantially all of the group's recurring net income.

Earnings per share before exceptional items (adjusted), sometimes referred to as "headline earnings", increased by over 7 per cent to 27.45p. Basic **earnings per share** declined to 26.25p, reflecting the reduced level of exceptional profits, which has been commented upon earlier in this review.

Balance sheet

Investment properties, including holdings through joint ventures, increased to £4,768 million against a comparable £4,332 million, adjusted for the change in valuation basis regarding the treatment of purchasers' costs described in note 9 to the accounts (£4,540 million as reported under the previous valuation guidelines). Net additions amounted to £106 million, comprising primarily the Red Mall extension at the MetroCentre, improvements and refurbishments at Lakeside and the acquisition of our joint venture partner's interest in Ghirardelli Square, San Francisco.

Listed investments increased to £161.2 million from £150.6 million reflecting an increase in the investment in Great Portland Estates and a reduction in our holding in the New Star Property Unit Trust.

Shareholders' funds increased to £2,886 million from £2,683 million, reflecting a like-for-like valuation surplus of £357 million on investment properties and joint ventures after eliminating £208 million of purchasers' costs included in the 2002 valuations. Shareholders' funds were further increased by £45 million as a result of conversion of £42.6 million 6.25 per cent convertible bonds 2006 into 9.5 million additional shares on 31 December 2003.

Net assets per share (diluted, adjusted) increased to 906p from a comparable 798p, mostly as a result of the valuation surpluses on investment properties of £357 million arising during 2003 (actual published net asset value per share at 31 December 2002 of 862p included £208 million of purchasers' costs).

Financial management

During the first half of 2003, a £210 million 10-year facility was arranged with a syndicate of four leading international banks, and secured on the Victoria Centre, Nottingham. The bank facility, which is currently undrawn, contains considerable flexibility, particularly in terms of the timing of the initial drawdown.

"Liberty International improved its debt structure with two major financings in 2003. Available liquidity is now approaching £1 billion, with cash balances of £197 million and undrawn bank facilities of £700 million."

The group's predominant source of debt finance in recent years has been long-term non-recourse asset-specific bank financings. However, in October 2003, favourable capital market conditions enabled us to re-enter the public unsecured debt market with the issue of £240 million of 3.95 per cent convertible bonds with a maturity date of 30 September 2010. The bonds are convertible into ordinary shares at a conversion price of 800p per share. The bonds may be redeemed at par on 30 September 2007 at the option of the bondholders. Both the low coupon and the significant premium of the conversion price over the market price of Liberty International shares at the time of launch made this an attractive financing, given the group's significant capital requirements over the next decade.

Aggregate net debt at 31 December 2003, including the group's share of joint ventures' net borrowings, increased marginally to £1,917 million (2002 – £1,889 million). The movement of £28 million resulted from net additions to investment properties amounting to some £100 million, after adjusting for transfers from joint ventures, offset by the £45 million reduction in debt from bond conversions, with the balance attributable to favourable foreign exchange and working capital movements. The majority (84 per cent) of aggregate debt was represented by asset-specific and predominantly non-recourse long-term finance, while unsecured debt amounted to £334 million (16 per cent) including the £240 million convertible bonds issued in October 2003.

Financial ratios

The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. At 31 December 2003, interest cover had increased to 1.8 times and the ratio of net debt to assets reduced to 39 per cent from 40 per cent, both comfortably within our parameters.

Maturity and interest rate profile of debt

The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to reduce the variability of long-term cash flows. During the year adjustments were made to the profile of interest rate hedges, to more closely match the term over which interest rate obligations are fixed to the profile of lease expiries. As a result, certain longer term interest rate swaps, mainly covering the period from 2011 to 2031, were closed out.

During the period to 2010, substantially all interest payments, including those in respect of debt which is expected to arise as a result of committed capital expenditure, are at fixed rates. This proportion reduces to less than 50 per cent after 10 years. The weighted average maturity of debt is 10.3 years and the weighted average lease maturity 11 years. The weighted average interest rate payable on group debt at 31 December 2003 was 6.5 per cent, compared with 6.76 per cent at 31 December 2002. Excluding the historic £230 million first mortgage debenture stocks issued in a different interest rate environment between 1987 and 1991, the equivalent rates are 6.0 per cent and 6.29 per cent respectively.

Contingent taxation

In accordance with FRS 19 "Deferred Tax", the group only provides for deferred taxation on timing differences other than those arising in respect of

Maturity and interest rate profile of debt as at 31 December 2003



£bn
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Unmatured debt
Unutilised facilities
Proportion fixed
Average fixed rate %
6.90%
7.28%
8.33%
7.67%
6.01%
100
80
60
40
20
0
2004
2009
2014
2019
2024
2029

"At 31 December 2003, interest cover had increased to 1.8 times and the ratio of net debt to assets reduced to 39 per cent, both comfortably within our parameters."

valuation surpluses on investment properties held for the long term. The potential amount of taxation which would have been payable if all valuation surpluses had been realised at the balance sheet date amounted to £439 million, equivalent to 125p per share (2002 – £414 million, 127p per share). The comparative figure for 2002 would have been 108p per share if adjusted for purchasers' costs.

Fair value of debt and financial instruments

The fair value of debt and financial instruments, excluding convertible debt, exceeded the balance sheet value by £191 million at 31 December 2003, equivalent to 38p per share after credit for tax relief (2002 – £221 million, 47p per share after credit for tax relief). The principal reason for the reduction in the difference was that longer term interest rates in general rose over the period and in particular the 10-year interest rate swap increased from 4.78 per cent to 5.04 per cent.

Foreign exchange

The group's net exposure to US dollars of approximately $30 million at the start of the year was fully hedged during the first quarter of 2003 at a favourable rate compared to the preceding year's closing rate. Again, the exceptional performance of the US assets has contributed to an increase in US dollar net assets. Around $50 million of net investment was unhedged at 31 December 2003. Hedging transactions since the year end have reduced this exposure.

Accounting issues

There have been no changes in the group's Accounting Policies during the year. However, the results have been affected by the change in valuation methodology regarding the treatment of purchasers' costs which is fully explained in note 9 of the accounts.

International Accounting Standards ("IAS") are due to become mandatory for all listed companies within the European Union from 2005. The group currently expects to prepare the financial statements for 2005 in compliance with IAS. The process of evaluating the impact of the changes has already begun, although it will take time for the business community and our industry sector to reach consensus and establish best practice as to how the standards, including 14 recently released revised standards, should be applied.

Implementation may have a significant impact on the presentation of the group's results. The principal differences between IAS and current UK standards which affect the group arise in the accounting for certain investment properties held under leases, unrealised gains and losses arising on revaluation (which are to be included in the profit and loss account), the inclusion in the balance sheet of unrealised gains and losses on derivatives (but not other financial instruments) and the provision for contingent tax on investment property revaluations in the balance sheet. These and other changes will affect reported profits and net asset values.

Preparatory work will continue over the coming year given the requirement for the group to report under IAS for the first time when it announces the interim results for the period to 30 June 2005. It is expected that a restated 2004 profit and loss account and balance sheet will be published at some point prior to the 2005 Interim Results so that all interested parties will have time to absorb and interpret the scope of the changes brought about by the transition to IAS.

Aidan Smith Finance Director
London
11 February 2004

Analysis of debt by type and maturity £2,118 million total debt



- ● 3.95% convertible bonds 2010 (£234m – 11%)
- ○ Debentures and other fixed rate loans (£314m – 61%)
- ○ Unsecured loan stock (£100m – 5%)
- Long-term secured non-recourse bank debt (£1,297m – 15%)
- Long-term secured bank debt (£173m – 8%)

Ten year record 1994 – 2003

	1994 £m	1995 £m	1996 £m
Balance sheet			
Investment properties			
UK shopping centres	805.0	1,264.1	1,548.1
Other	543.1	575.1	625.3
	1,348.1	1,839.2	2,173.4
Other assets less current liabilities	596.1	458.4	391.9
Total assets less current liabilities‡	1,944.2	2,297.6	2,565.3
Long-term debt	(331.9)	(568.2)	(450.9)
Convertible bonds	(243.8)	(245.1)	(298.9)
Provisions for liabilities and charges	–	–	–
	1,368.5	1,484.3	1,815.5
Share capital and reserves	1,122.9	1,207.8	1,410.5
Minority interests	245.6	276.5	405.0
Total shareholders' funds including minority interests	1,368.5	1,484.3	1,815.5

	1994 £m	1995 £m	1996 £m
Profit and loss account			
UK shopping centres	40.3	51.3	80.0
Commercial property	44.4	46.5	49.6
Realised gains on listed property shares	–	–	–
Property trading	5.1	7.2	9.1
Other	1.3	1.0	0.6
Administrative expenses	(11.1)	(10.4)	(11.1)
Group operating profit	80.0	95.6	128.2
Share of operating profit of joint ventures	46.7	29.9	–
Net interest payable	(40.7)	(31.7)	(32.9)
Profit before taxation and exceptional items	86.0	93.8	95.3
Exceptional items	4.1	109.9§	5.1
Profit on ordinary activities before taxation	90.1	203.7	100.4
Profit for the financial year attributable to shareholders after taxation and minority interests	59.5	161.5	70.7
Ordinary dividends	(40.2)	(42.0)	(44.4)
Other dividends∞	(11.1)	(11.1)	(11.1)
Transfers to retained profit	8.2	108.4	15.2

	1994 £m	1995 £m	1996 £m
Per share information			
Dividends per ordinary share	13.20p	14.50p	16.00p
Earnings per share before exceptional items (adjusted)*	14.63p	17.56p	19.77p
Earnings per share (basic) (includes exceptional items)	15.99p	51.00p	21.62p
Net assets per share (adjusted)*	315p	375p	436p
Net assets per share (diluted, adjusted)*	342p	395p	445p
Ordinary shares in issue	336.8m	305.2m	308.7m
Ordinary shares in issue (diluted)	400.0m	368.6m	368.1m

‡ For comparability, due to the disposal of the group's insurance business in 2000, comparative gross asset and gross liability figures for 1997, 1998 and 1999 have been restated to exclude insurance assets and liabilities of £1,668.9 million (1997), £2,104.9 million (1998) and £3,210.7 million (1999).

¢ Restated for the effect of FRS 15, Tangible Fixed Assets.

† Restated for the effect of FRS 19, Deferred Tax.

Ten year record 1994 – 2003

1997 £m	1998 £m	1999 Restated¢ £m	2000 £m	2001 Restated† £m	2002 £m	2003 £m
1,923.9	2,473.7	2,970.5	3,099.8	3,216.9	3,522.3	**3,760.3**
676.3	709.2	787.4	831.1	838.1	874.0	**864.9**
2,600.2	3,182.9	3,757.9	3,930.9	4,055.0	4,396.3	**4,625.2**
447.1	430.9	180.5	143.1	139.5	257.2	**393.1**
3,047.3	3,613.8	3,938.4	4,074.0	4,194.5	4,653.5	**5,018.3**
(477.8)	(772.8)	(883.3)	(1,491.0)	(1,716.9)	(1,831.0)	**(1,814.4)**
(327.5)	(227.1)	(213.4)	(207.4)	(70.4)	(64.0)	**(233.9)**
–	–	(8.4)	(9.0)	(65.3)	(75.0)	**(83.8)**
2,242.0	2,613.9	2,833.3	2,366.6	2,341.9	2,683.5	**2,886.2**
1,732.6	2,015.5	2,231.0	2,352.7	2,341.9	2,683.5	**2,886.2**
509.4	598.4	602.3	13.9	–	–	**–**
2,242.0	2,613.9	2,833.3	2,366.6	2,341.9	2,683.5	**2,886.2**

1997 £m	1998 £m	1999 Restated¢ £m	2000 £m	2001 Restated† £m	2002 £m	2003 £m
94.3	103.5	114.9	136.0	146.5	161.2	**175.9**
54.7	56.5	53.0	56.0	57.4	59.1	**61.4**
–	–	–	24.3	3.5	–	**–**
11.3	8.7	9.1	11.4	6.3	5.1	**4.5**
(2.6)	(1.6)	0.6	9.6	5.6	7.2	**10.8**
(16.1)	(17.5)	(18.7)	(21.1)	(19.9)	(20.5)	**(24.8)**
141.6	149.6	158.9	216.2	199.4	212.1	**227.8**
–	–	–	–	–	3.8	**8.1**
(30.4)	(28.0)	(33.5)	(83.4)	(119.9)	(129.3)	**(131.7)**
111.2	121.6	125.4	132.8	79.5	86.6	**104.2**
15.1	–	(2.2)	20.2	11.4	17.2	**5.8**
126.3	121.6	123.2	153.0	90.9	103.8	**110.0**
89.6	77.5	81.8	105.5	70.8	81.0	**80.6**
(50.6)	(61.0)	(64.3)	(62.8)	(62.3)	(69.6)	**(77.7)**
(9.9)	–	(5.1)	–	–	–	**–**
29.1	16.5	12.4	42.7	8.5	11.4	**2.9**

1997 £m	1998 £m	1999 Restated¢ £m	2000 £m	2001 Restated† £m	2002 £m	2003 £m
17.60p	19.00p	20.50p	21.75p	22.75p	23.75p	**25.00p**
22.85p	23.71p	26.61p	32.05p	24.49p	25.58p	**27.45p**
28.19p	23.71p	25.40p	39.02p	25.89p	28.54p	**26.25p**
531p	615p	711p	843p	844p	878p	**918p**
525p	605p	696p	796p	827p	862p	**906p**
314.0m	327.8m	313.7m	279.0m	284.2m	312.6m	**321.8m**
374.9m	355.6m	337.0m	321.8m	298.7m	325.9m	**351.8m**

§ In 1995 the investment in Sun Life was sold resulting in an exceptional profit of £109.9 million. As part of the same transaction the company repurchased and cancelled 40 million ordinary shares at a cost of £128 million.

∞ Other dividends include "A" and "B" convertible preference dividends 1994-1998 and other dividends arising out of group reorganisation in 1999.

*Adjusted numbers exclude the deferred tax charge and provision in respect of capital allowances which are not expected to reverse.

Summary of 2003 group investment property valuations

	31 December 2003 True equivalent yield[1] %	31 December 2003 True equivalent yield[1] %	31 December 2003 Market value £m	Like-for-like revaluation surplus/(deficit)[2] £m	Like-for-like revaluation surplus/(deficit)[2] %	31 December 2002 Open market value £m	31 December 2002 Purchasers' costs[3] £m	31 December 2002 True equivalent yield[1] %
Lakeside, Thurrock	**5.58**	**(5.61)**	**990.5**[4]	**76.8**	**8.6**	938.0	(42.5)	5.91
MetroCentre, Gateshead	**5.59**	**(5.90)**	**763.0**	**51.3**	**7.2**	744.0	(33.7)	5.91
Braehead, Glasgow	**6.01**	**(6.07)**	**533.5**[4]	**96.6**	**22.4**	453.0	(21.6)	6.05
Other M25 centres	**5.78**	**(6.09)**	**842.0**	**54.7**	**7.0**	826.3	(42.0)	5.99
Other centres	**6.34**	**(6.62)**	**550.8**[4]	**60.1**	**12.2**	518.9	(28.2)	6.63
Other properties	**7.39**	**(7.77)**	**98.7**	**1.1**	**1.3**	87.0	(4.8)	7.89
UK regional shopping centres	**5.83**	**(6.03)**	**3,778.5**	**340.6**	**10.0**	3,567.2	(172.8)	6.10
US regional shopping centres and other retail			**164.8**	**21.1**	**14.4**	147.3	–	
UK other commercial property:								
Central London	**7.88**	**(8.33)**	**327.1**	**(15.6)**	**(4.6)**	357.2	(17.0)	8.29
Business space outside London	**8.35**	**(8.85)**	**204.6**	**1.6**	**0.8**	207.8	(11.3)	8.56
Retail outside London	**7.64**	**(7.90)**	**131.6**	**9.1**	**7.5**	128.2	(7.0)	7.98
US other commercial properties			**36.4**	**(0.1)**	**(0.3)**	40.2	–	
			4,643.0	**356.7**	**8.4**	4,447.9	(208.1)	
UK regional shopping centre developments			**104.6**			59.8		
Other developments			**20.3**			19.8		
			4,767.9			4,527.5		
Investment in UK Prime			**–**			12.6		
Total investment properties			**4,767.9**			4,540.1		
Held through joint ventures			**(142.7)**			(143.8)		
Group investment properties			**4,625.2**			4,396.3		

(1) True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield foregone by Liberty International shareholders if the asset were to be sold at the market value. Equivalent yield is the yield assuming all future reversions are reviewed to the discounted estimated rental value. Nominal yields are calculated on the assumption that rent is receivable annually in arrears. Leases generally provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income.

(2) The like-for-like revaluation surplus makes adjustment for the change in estimation technique, described in note 9, by eliminating the purchasers' costs relating to the 31 December 2002 open market value in order to calculate the resulting surplus or deficit on a consistent basis.

(3) Purchasers' costs relating to 31 December 2002 open market value.

(4) 31 December 2003 market value includes the benefit of the relief, introduced in 2003, from stamp duty land tax which is available on certain assets until 31 December 2006.

Reconciliation of revaluation surplus shown in note 9 and like-for-like valuation surplus shown above:

	£m
Revaluation surplus for the year ended 31 December 2003 (note 9)	143.4
Add group's share of valuation of investment properties of joint ventures (note 10)	5.2
	148.6
Elimination of purchasers' costs relating to 31 December 2002 open market value	208.1
Like-for-like revaluation surplus for the year ended 31 December 2003 (above)	356.7

Summary of 2003 Capital & Counties completed investment property valuations

	Number of properties	Net property income £m	Market value £m	Revaluation surplus/ (deficit) £m	Revaluation surplus/ (deficit) %	Net property income £m	Open market value £m
	Year ended 31 December 2003					Year ended 31 December 2002	
Central London	**22**	**24.6**	**327.1**	**(15.6)**	**(4.6)**	22.9	357.2
Business space outside London	**14**	**14.1**	**204.6**	**1.6**	**0.8**	13.8	207.8
Retail outside London	**6**	**8.5**	**131.6**	**9.1**	**7.5**	8.5	128.2
Total United Kingdom investment properties	**42**	**47.2**	**663.3**	**(4.9)**	**(0.7)**	45.2	693.2
United States(1)	**9**	**15.8**	**201.2**	**21.0**	**11.7**	15.7	187.5
Total completed investment properties	**51**	**63.0**	**864.5**	**16.1**	**1.9**	60.9	880.7

(1) Includes £1.6 million net property income and £9.8 million market value (2002 – £1.8 million and £19.1 million respectively) in respect of properties owned through joint ventures.

Properties by use

	Retail £m	Offices £m	Total £m	Retail £m	Offices £m	Total £m
	31 December 2003			31 December 2002		
Central London	**128.0**	**199.1**	**327.1**	126.0	231.2	357.2
Business space outside London	**21.1**	**183.5**	**204.6**	21.3	186.5	207.8
Retail outside London	**131.6**	**–**	**131.6**	128.2	–	128.2
Total United Kingdom investment properties	**280.7**	**382.6**	**663.3**	275.5	417.7	693.2
United States	**164.8**	**36.4**	**201.2**	147.2	40.3	187.5
Total completed investment properties	**445.5**	**419.0**	**864.5**	422.7	458.0	880.7
Developments	**–**	**20.3**	**20.3**	–	19.8	19.8
Total investment properties	**445.5**	**439.3**	**884.8**	422.7	477.8	900.5
Held through joint ventures	**–**	**(19.9)**	**(19.9)**	(8.4)	(18.1)	(26.5)
Group investment properties	**445.5**	**419.4**	**864.9**	414.3	459.7	874.0

UK reversions to estimated rental value from passing rent


£m
60
Year end reversion
Total passing rent (start of year)
55
50
45
40
35
30
1.7
48.9
2.7
50.7
0.4
53.4
1.1
53.8
0.5
54.9
2004
2005
2006
2007
2008

UK lease expiries and reviews as a percentage of passing rent


%
60
Rent reviews
Lease expiries
50
40
30
20
10
0
16.9
11.8
5.1
15.5
9.5
6.0
20.7
18.2
2.5
38.2
15.9
22.3
10.0
7.8
2.2
2004
2005
2006
2007
2008

UK lease expiries as a percentage of passing rent


%
60
Tenants' options to break
Lease expiries
50
40
30
20
10
0
46.6
9.8
36.8
20.7
2.6
18.1
26.6
25.5
3.6
3.6
2.2
2.2
0-5
5-10
10-15
15-20
20+

Further information on Capital Shopping Centres investment properties

Rent review pattern

	Units 2003	Units 2004	Units 2005	Units 2006	Units 2007	Units 2008
Lakeside, Thurrock	28	22	87	38	27	34
MetroCentre, Gateshead	27	35	31	71	56	30
Braehead, Glasgow	0	94	12	0	5	2
Other M25 Centres	28	26	71	99	69	36
Other Centres	69	34	32	51	59	68
	152	211	233	259	216	170
Percentage of total retail units	11%	15%	17%	18%	15%	12%
Percentage of CSC rental income	10%	17%	24%	24%	17%	12%

Lease maturities by unit

	0-5 years	6-10 years	11-15 years	Over 15 years	Total
Lakeside, Thurrock	50	46	161	34	291
MetroCentre, Gateshead	53	231	11	6	301
Braehead, Glasgow	0	4	103	13	120
Other M25 Centres	30	74	199	52	355
Other Centres	87	143	94	27	351
	220	498	568	132	1,418
Percentage of total retail units	16%	35%	40%	9%	100%
Percentage of CSC rental income	5%	33%	48%	14%	100%

Capital Shopping Centres growth in rental income

£m Includes partners' share in partly owned assets



220
Base
Turnover
Rack
200
180
160
140
120
100
80
60
40
20
0
+18%
+34%
+16%
+12%
+7%
+14%
+8%
+7%
+3%*
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

*5% excluding disposal of The Ridings, Wakefield.

The UK's leading regional shopping centre business

CSC
CAPITAL SHOPPING CENTRES

Shopping centre activities

Capital Shopping Centres is the United Kingdom's leading regional shopping centre business. For over three decades we have specialised in regenerating redundant and derelict land to create high quality retail locations. Our shopping centres not only provide first class shopping facilities but also a range of leisure, residential and social facilities designed to respond to the needs of each area.

- £3.8 billion market value of completed centres
- Nine completed centres including six of the UK's top 16 shopping centres
- 175 million customer visits per annum
- £300 million committed development programme and, in addition, an £850 million pipeline of future projects in Cardiff, Oxford and within existing completed centres



12
11
10
9
8
7
6
5
4
1
3
2

Shopping centre locations

1 Lakeside, Thurrock
2 The Glades, Bromley
3 The Chimes, Uxbridge
4 The Harlequin, Watford
5 Westgate, Oxford*
6 St. David's 2, Cardiff*
7 Chapelfield, Norwich*
8 Victoria Centre, Nottingham
9 The Potteries, Hanley, Stoke-on-Trent
10 MetroCentre, Gateshead
11 Eldon Square, Newcastle upon Tyne
12 Braehead, Glasgow

*developments

A year of major improvements

Lakeside, Thurrock

Lakeside is one of the most popular shopping destinations in the country, offering a comprehensive selection of retail brands. Four large department stores lead the line-up of flagship stores, national and regional shops and specialist traders. Complementing this choice is a wide range of cafés and restaurants and a multiscreen cinema, all playing their part in Lakeside's success in attracting shoppers throughout the day and late into the evening.

Retailer demand continues strongly, and this year, there have been 18 new retailers at Lakeside.

The latest phase of the £30 million refurbishment programme was successfully completed in time for Christmas shopping. The three new fast lifts in the central atrium and the new mall escalators have improved circulation between levels and the work on the mall overtiling, ceiling panels and lighting is resulting in a completely new look for Lakeside. Careful planning and project management has ensured that trading continues uninterrupted throughout the refurbishment period with work carried out during the night. A comprehensive information programme has kept shoppers and retailers informed. To complement the new environment, over 40 retailers refitted their stores in 2003 and many others are planning to do so in 2004. The final phase of the work is underway and will be completed in summer 2004.

In conjunction with the complementary retail parks that surround it, Lakeside provides the most comprehensive shopping offer in Europe with around 4 million sq. ft. of retailing.

At a glance
1.381 million sq. ft. (128,295m²) of retail space
291 shops and stores
Restaurants and cafés
13,000 free parking spaces
Bus station, railway station, coach park and taxi rank
1,100-seat food court
Multiscreen cinema
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Debenhams
Allders
Bhs
Next
Boots
H&M
Argos
Woolworths
Scale
100% owned
£990.5 million value 31 December 2003
Catchment: 11.2 million within one hour's drive (20% of UK population)

www.lakeside.uk.com


TOPSHOP
01


02

01, 02, 03
The new malls have a bright and spacious feel.

03


COUNTRY CASUALS

01


MID
SEASON

New Red Mall extension opens autumn 2004

01
Christmas shopping in full swing.
02
The Debenhams department store and New Red Mall.
03
The Green Quadrant.

MetroCentre, Gateshead

02



03



At a glance
1.598 million sq. ft. (148,454m²) of retail space (estimated 1.78 million sq. ft. (165,362m²) on completion of New Red Mall)
301 shops and stores
10,000 free parking spaces
Bus station, railway station and coach park
Food court, restaurants, bars and cafés
Multiscreen cinema
Bowling alley, theme park, amusement arcade
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Bhs
Next
Argos Superstore
Littlewoods
Gap
Woolworths
Scale
90% owned
£763 million value 31 December 2003
Catchment: 3 million within one hour's drive
www.metrocentre.uk.com

Work on the £85 million New Red Mall development programme is on schedule and the 180,000 sq. ft. flagship Debenhams department store was handed over in October for fitting out, ready to open for trade in autumn 2004. Lettings of the other new shops will successfully extend the fashion and lifestyle offer of the Centre – 94 per cent of the new floor space is exchanged or under offer to retailers which include Zara, Schuh, H&M, French Connection and Karen Millen, all of whom are new to the Centre.

Work is also on programme for the new 1,100 space multi-storey car park and Public Transport Interchange to open at the same time. The new state-of-the art bus station will provide first class waiting facilities and provide a direct link to the malls. It will include a terminal for the new Centre Link service, providing a high speed non-stop bus direct from Gateshead town centre. MetroCentre is a major public transport hub and a Sustainable Travel Co-ordinator has been appointed to work with the Council and the bus and train companies to develop initiatives for sustainable travel.

On completion of the current development programme, MetroCentre will be restored to its position as Europe's largest shopping and leisure centre, providing not only a wide range of shops and stores, specialist themed areas, and a varied selection of bars, cafés and restaurants but also the leisure attractions which include an indoor theme park, an 11-screen cinema and bowling alley.

Now attracting 20 million annual customer visits

01
Braehead Retail Park.
02, 03, 04
Braehead trades until 9pm every weekday.

Braehead, Glasgow

Braehead continues to consolidate its position as the region's leading shopping destination. Customer visits continued to grow rapidly in 2003 to almost 20 million and retailers report strong sales. During the year, new retailers have opened including Gadgetshop and The Original Shoe Company whilst on the Retail Park, the 25,000 sq. ft. Next stand-alone furniture store has quickly proved a major draw for shoppers.

Renfrewshire Council has granted outline planning consent for the development of 120 acres of land surrounding Braehead. A further 20 acres are available for future development, subject to planning.

The proposals include Braehead for Business – up to 750,000 sq. ft. of office space in four business parks (450,000 sq. ft. consented) – some 900 residential units and a riverside park. The new Audi Experience Centre (the first in the UK), which is being developed on land sold to them, is scheduled to open in summer 2004.

Work on Xscape, where we are working in a joint venture with Capital & Regional, is expected to start on site in 2004. The scheme will provide an indoor snowslope, cinema, bowling, restaurants and cafés and speciality retail, in all some 460,000 sq. ft. of space.

At a glance
- 1.06 million sq. ft. (98,474m2) of retail and leisure
- 110 shops
- Restaurants and cafés
- 10 unit retail park
- Maritime Heritage centre
- 4,000-seat international arena
- 6,500 free parking spaces
- Bus station, coach park and taxi ranks
- Ice skating and curling rinks
- 30,000 sq. ft. of business space

Retailers include
- Marks & Spencer
- Sainsbury's
- Bhs
- Gap
- Next
- Woolworths
- Boots
- B&Q
- 300,000 sq. ft. IKEA on adjacent site with 1,500 car spaces

Scale
- 100% owned
- £533.5 million value 31 December 2003
- Catchment: 2.46 million, 45% of Scotland's population, within 45 minutes' drive.

www.braehead.co.uk


HOME
REID&LEATHER
Harry Corry
01


02


03

04



Highly accessible to a wide catchment

The Harlequin, Watford

01



02


fcuk
MEGASTORE

01, 02
The light, airy malls create a relaxed shopping environment.

The Harlequin Shopping Centre remains a firm favourite with shoppers and retailers. It offers a wide range of retail, from major stores for John Lewis, Marks & Spencer and Bhs to smaller speciality traders.

During the year, a number of new retailers have been introduced and, as a result of a major reconfiguration of space, an 18,000 sq. ft. unit for Zara will open in spring 2004 on the lower mall opposite John Lewis. The catering offer has been improved with the opening of a new 6,000 sq. ft. fast food unit for Burger King and Sbarro on the upper mall.

CSC has reached a preliminary agreement with Watford Borough Council with the intention that CSC will enter into a development agreement for a scheme which includes Charter Place, an older 1970's shopping centre, owned by the Council, which adjoins The Harlequin and High Street properties we now own.

At a glance
724,000 sq. ft. (67,260m²) of retail space
148 shops and stores
2,050 car spaces
Retailers include
John Lewis
Marks & Spencer
Virgin Megastore
Bhs
Boots
Waterstones
HMV
WH Smith
Scale
93% owned
Catchment: 3.5 million within 30 minutes' drive

www.theharlequin.uk.com

An integral part of Bromley's attractive retail offer

01, 02
Bromley's retail mix is tailored to its customer profile.

The Glades, Bromley

01



02



The Glades Shopping Centre forms a major part of Bromley's shopping offer. With mall and retail links to the traditional High Street, the Centre plays an integral part in the pedestrian flow pattern of the town. During the year, new retailers included Meco, Lush, Beaverbrooks, Virginware, Aftershock and The Natural World. Fashion retailer USC expanded to a larger unit.

CSC is working with the London Borough of Bromley to support their participation in a pilot scheme for the Government's Business Improvement Districts.

The Glades, which opened in 1991, is an excellent example of a mixed-use development, incorporating a leisure centre and swimming pool, new modern flats and a new church.

At a glance
421,000 sq. ft. (39,111m²) of retail space
126 shops and stores
1,530 car spaces
Restaurants and cafés
Adjacent leisure centre
Retailers include
Marks & Spencer
Debenhams
Boots
Virgin Megastore
Zara
Ottakar's
USC
Scale
63% owned
Catchment: 1.5 million within 30 minutes' drive

www.theglades.uk.com

Transforming Uxbridge into a major retail destination

01, 02
The Chimes is attracting shoppers from a wide area.

The Chimes, Uxbridge

The Chimes has proved a catalyst for Uxbridge. When it opened in 2001, it doubled the retail offer in the town which established Uxbridge as a major retail destination in the region. Research shows that the Centre has achieved its objective of retaining the local retail spend within the town. With its excellent road and underground access, it is also drawing shoppers from a widening catchment area. Many Chimes retailers have expanded their offer and there is a continuing demand for space.

The cinema and restaurants around the Piazza are now established as a leisure destination, attracting customers throughout the day and late into the evening.

At a glance
440,000 sq. ft. (40,876m²) of retail space
81 shops and stores
Piazza restaurant and café area
1,600 car spaces
Multiscreen cinema
Bus and underground links (Piccadilly and Metropolitan lines)
Five minutes from M25/M40
Retailers include
Debenhams
Bhs
Boots
Next
Aldo
Gap
H&M Hennes
HMV
Odeon
Scale
100% owned
Catchment: 1.5 million within 30 minutes' drive
www.thechimes.uk.com

01

GAP
GAP

02

Bhs
Boots

Successful first full year of 100 per cent ownership

01
The Emett Clock – a well known Nottingham meeting place.
02
The fish tank is popular with shoppers of all ages.
03
The busy mall.

Victoria Centre, Nottingham

The Victoria Centre continues to be a major shopping destination in its region. It forms a focal point of the thriving city centre and continues to offer an excellent range of shops and stores including John Lewis and House of Fraser department stores.

During the year, Next completed a successful move to its new 46,000 sq. ft. store, trading on both levels. HMV has also relocated, doubling the size of its store. Other new shops include Pumpkin Patch, Natural World and Faith.

Plans are well advanced to undertake a remodelling of part of the Centre with a view to creating an additional 18,000 sq. ft. of prime retail space.

At a glance
956,000 sq. ft. (88,812m²) of retail space
115 shops and stores
2,750 car spaces
Bus station
129,700 sq. ft. market hall
36,000 sq. ft. offices
Retailers include
John Lewis
House of Fraser
Boots
Woolworths
Next
Gap
Tesco
Scale
100% owned
Catchment: 1 million within 30 minutes' drive
www.victoriacentre.uk.com

01

NEXT
NEXT

02


03


01, 03
Eldon Square's malls are always busy.
02
The development proposals.

01


AU NATUREL
Eldon
Cash Dispenser
Centre Manage

Progress with major retail and transport improvement projects

Eldon Square, Newcastle upon Tyne

02


St. Andrews
Southern Gateway
Old Eldon Square
New Bus Station
Marks and Spencer
Northumberland Street
Fenwicks
Co-op
Newgate Street
The Gate
Department Store
Greenmarket
Grainger Market
Grey's Monument

- New retail units
- New department store
- New bus station
- New Greenmarket
- Eldon Square Shopping Centre

03


John Lewis

At a glance	
961,000 sq. ft. (89,277m²) of retail space	
149 shops	
Cafés, restaurants and pubs	
Bus and Metro station	
76,000 sq. ft. market hall	
Integrated Leisure Centre	
37,000 sq. ft. offices	
Retailers include	
John Lewis	
Fenwick	
Argos Superstore	
Boots	
New Look	
Sports Soccer	
Marks & Spencer attached to the mall	
Scale	
30% owned	
Catchment: 1 million within 30 minutes' drive	
www.eldon-square.co.uk	

Our proposals to bring retail and transport improvements to Eldon Square received support from Newcastle City Council Planning Committee, who have granted consent for the three schemes which in total could cost £150 million. As part of the process, the head lease from the Council will be restructured.

The schemes provide for a new high quality bus station with a fully enclosed waiting area, and a new mall at the northern end of the scheme; a revitalised Old Eldon Square with new shops and restaurants and improvements to the public realm; and the Southern Gateway scheme which includes a new 175,000 sq. ft. department store and new large format shops to meet retail demand. In all, this will provide some 468,000 sq. ft. of new retail space. Construction work could start in Spring 2005 with the schemes being completed in phases between 2006 and 2009.

When it opened in 1976, Eldon Square was one of the first examples of mixed-use city centre regeneration. The Centre incorporates modern shopping, offices, flats and a major leisure centre and continues to enjoy a strong demand for prime units.

A focus for shopping in the region

01, 02
The Potteries offers a wide range of comparison shopping.

The Potteries, Hanley, Stoke-on-Trent

01


02

DEBENHAMS

A focus for shopping in the region, The Potteries forms an integral part of the High Street. Anchored by Debenhams, it provides a wide range of comparison shopping with fashion retailers such as Next, Gap and River Island.

The Centre continues to attract new retailers; during the year, Monsoon Accessorize opened a 6,000 sq. ft. store on the upper mall, featuring their new large store trading format. New Look has expanded to incorporate their full fashion range creating a major new store on the lower mall.

At a glance
561,000 sq. ft. (52,163m²) of retail space
87 shops
Restaurants and cafés
1,240 car spaces
37,000 sq. ft. market hall
Retailers include
Debenhams
TK Maxx
WH Smith
Next
Gap
The Disney Store
Boots
Scale
50% owned
Catchment: 750,000 within 30 minutes' drive

www.potteries.uk.com

Planning consent obtained

01, 02
Artist's impressions of St. David's 2.

St. David's 2, Cardiff

Major progress has been made on this retail led mixed use city centre scheme, where we are working in a 50:50 joint venture partnership with Land Securities PLC. Following the resolution to grant planning consent by Cardiff County Council, the Welsh Assembly has confirmed it has no objection and discussions are now taking place with the Council on Section 106 and other agreements.

The scheme comprises 750,000 sq. ft. of retail space including a major new department store for the city and some 111 other shops and stores. The Masterplan has been carefully designed to respect the historic street pattern and to encourage pedestrian permeability from all areas of the city. Restaurants, cafés, new apartments and a refurbished public library will also be included in the scheme.

The project is due for completion in 2008.

At a glance
750,000 sq. ft. (69,675m²) of retail space
260,000 sq. ft. (25,154m²) department store
Major stores and a range of other units
Leisure
Office space
Residential accommodation
Public amenities
www.stdavids2.com

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02



Opening in 2005 as East Anglia's largest new shopping centre

01
Artist's impression of the new mall.
02
Aerial view of the site.

Chapelfield, Norwich

Good progress is being made on this retail-led mixed-use development, which is being undertaken by Lend Lease on behalf of CSC who will become the owner on completion. The investment by CSC (excluding the cost of residential units) is estimated at £275 million. The consideration is dependent on the rents achieved.

The scheme is a major city centre regeneration of a redundant factory and will provide a 140,000 sq. ft. store for House of Fraser, 10 large units and some 80 other shops, restaurants and cafés, together with 115 residential units. There is strong interest from retailers, and letting is proceeding well with Lend Lease reporting 85 per cent of floorspace committed (either signed or in solicitors' hands) to retailers including fashion retailers Zara (17,000 sq. ft.), H&M (30,000 sq. ft.) and Mango (6,000 sq. ft.)

The new Centre will be fully integrated with local public transport and will have a 1,000 space car park.

At a glance
510,000 sq. ft. (47,380m²) of retail space
90 shops and stores
1,000 car spaces
115 residential units
Retailers include
House of Fraser
Clinton Cards
French Connection
H&M
J D Sports
Mango
Sports Soccer
Superdrug
USC
Zara
Scale
Catchment: 420,000 within 30 minutes' drive
www.chapelfield.co.uk

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02



New proposals for Oxford

01
The main entrance of the existing scheme.
02, 03
The present unattractive multi-storey car park will be replaced.

Westgate, Oxford

We continue to pursue proposals to expand, upgrade and improve the Westgate Centre in Oxford, working with LaSalle Investment Management. Our proposals are being formulated in response to research which shows considerable unsatisfied demand for retail floor space in Oxford, where a high-spending shopper catchment currently travels to other destinations to satisfy their shopping needs.

There is now an opportunity to work with other initiatives to develop the west side of the city centre and to integrate proposed public transport improvements, as well as to meet the retail demand. Following confirmation of interest by the John Lewis Partnership, we have withdrawn the first planning application and work is underway on a review of the design of the scheme to better provide for the requirements of the department store and to take into account other design and townscape issues identified at the Public Inquiry. A programme of consultation is taking place to obtain comment and input from the public and a wide range of stakeholders in the city, prior to the submission of a fresh planning application.

At a glance

- Redevelopment and extension of existing 231,000 sq. ft. centre
- New department store plus shops, kiosks and restaurants
- Underground car park. Fully accessible by bus, bicycle and on foot with well defined pedestrian and cycle routes through the area

01

WESTGATE

02


03


Resilient performance

CAPITAL & COUNTIES

Commercial and retail properties

Capital & Counties comprises retail and office properties in the UK and US, with a particular focus on London's West End and Mid-Town and, in the US, California

- Investment properties valued at £865 million
- 52 per cent retail, 48 per cent business space (by value)
- 4.2 million sq. ft. in the UK
- 2.1 million sq. ft. in the US
- Defensive valuation basis:
  - UK assets valued at 31 December 2003 on initial yield of 7.1 per cent and 8 per cent true equivalent yield
  - US assets valued at 31 December 2003 on initial yield of 7.5 per cent

High quality tenants

01
Piccadilly Arcade, London W1.
02
Boodle & Dunthorne, London W1.
03
Kensington High Street, London W8.

Central London: retail

Capital & Counties' London retail investments are located in some of the best trading areas of Central London.

Central London retailers suffered a number of pressures early in 2003 including the Central Line closure, congestion charging and the effect on tourism and sentiment of the Iraq war. There has been however only negligible retail vacancy within the quarter million sq. ft. portfolio.

A number of satisfactory lease renewals and reviews were concluded during the year with major reversionary rents secured in Hans Road, Sloane Street (at £440 sq. ft. Zone A) and in Piccadilly. In December, consent was received to further enhance the Floral Place scheme by conversion of office areas to retail.

At a glance
263,740 sq. ft. (24,709 m²)
Principal locations
Sloane Street, SW1
Hans Road, Knightsbridge
Kensington High Street
Regent Street
Piccadilly
Long Acre, Covent Garden
Floral Street
Tottenham Court Road
Occupiers include
Gianfranco Ferre (UK) Ltd
Marni
Boots
Replay
Urban Outfitters
Diesel
First Sport
Tumi
Boodle & Dunthorne
Oasis
Habitat
Royal Doulton

01


WATERFORD
WEDGWOOD

02


BOODLE & DUNTHORNE

03



01


WALMAR HOUSE

Focus on West End and Mid-Town

01
Walmar House, Regent Street, London W1.
02
10 Maltravers Street, London WC2.
03
View of 190, Strand, London WC2 from Fleet Street.

Central London: offices

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03


THE GEORGE

At a glance
1,012,410 sq. ft. (94,848m²)
Principal locations
Long Acre
Piccadilly
Regent Street
Jermyn Street
Kensington
Strand
Clerkenwell
South Bank

The primary focus continues to be the West End and Mid-Town areas.

The office market has been difficult in 2003 with reduced demand, increasing supply and a fall in rental values. The company's emphasis has been on retaining tenants on lease expiry or, where accommodation becomes vacant, refurbishing to high standards to attract new occupiers in a competitive market place. 8,500 sq. ft. is being refurbished at Kensington High Street together with a further 4,400 sq. ft. at Carrington House, Regent Street. The 6th floor of Walmar House, Regent Street and 5,800 sq. ft. at Britton Street were both refurbished and let in the year.

Outside Central London, a planning application has been submitted for major external enhancements to the 110,000 sq. ft. Commonwealth House, Hammersmith and planning consent was received for the conversion of Metropolitan Wharf, Wapping to 100,739 sq. ft. of riverside loft-style office space.

At King's Reach, SE1 and 190 Strand, we continue to work to secure the most appropriate and advantageous planning consents for these major holdings.

New lettings

01
CPC1, Capital Park, Cambridge.
02
Capital Court, Uxbridge, Middlesex.

Business space outside London

The company's business space outside Central London is located in Cambridge, Birmingham and around the Western and Northern M25 areas.

Market conditions in the South East have been difficult throughout 2003. Demand has declined and supply increased. Rents have undergone significant adjustment and incentive packages have increased. There is however evidence that businesses are beginning to reoccupy space and withdraw it from the market but significant recovery is still likely to be some time away.

Despite this difficult background, significant lettings have been achieved at Capital Court, Uxbridge to Manpower plc and Catalyst WMS International Ltd. At Capital Park, Cambridge, further lettings were achieved to i2 Ltd and to Trillium. Also, a significant rent review uplift was achieved at The Crescent in Basingstoke in a particularly poor market.

Refurbishment of 14,700 sq. ft. of vacant space at Capital Place, Heathrow was completed in 2003 and the space is being marketed. Further upgrading is underway at St Martins Place, Slough (13,400 sq. ft).

Birmingham and other peripheral markets have been more robust. Supported by constrained supply, rents have been stable despite lower activity levels.

02


At a glance
1,080,255 sq. ft. (100,358m²)
Principal locations
Cambridge
Borehamwood
Cheshunt
Slough
Uxbridge
Basingstoke
Heathrow
Birmingham

01


Asset management opportunities

01
Braintree Retail Park, Essex.
02
Allders, Leeds.

Retail outside London

01


COMET
BRAINTREE
Retail Park

02



Buoyed by consumer spending during 2003, the retail portfolio performed well both in terms of the retail parks and the town centre properties.

Taking advantage of a number of lease expiries, we commenced work in mid 2003 to remodel part of our holding in Swansea's prime pitch in order to create eight enlarged shop units. By being able to provide space that is better suited to today's tenants, we have been able to secure a number of pre-lets and have had a positive response to marketing from retailers for the rest of the space. At the same time as undertaking these works, we are replacing the canopy above the shop units and providing new signage zones for all the tenants.

At both Manchester and Liverpool we are continuing to work with the tenants so as to secure opportunities to make use of the currently unoccupied upper parts by refurbishment of this space.

At both retail parks, we are working on asset management opportunities to obtain enhanced planning consents and improve tenant mix. We should see the results coming through during 2004.

At a glance
1,838,095 sq. ft. (172,203m²)
Principal locations
Liverpool
Manchester
Leeds
Swansea
Stafford
Braintree
Occupiers include
Primark
Allders
B&Q
Carpetright
Monsoon
Carphone Warehouse
O²
UGC Cinemas
Esporta
McDonalds
First Sport
Matalan
Comet

11.7 per cent increase in valuations

01
The Willows Shopping Center, Concord. California.
02
Trio development, Pasadena, California.
03
Ghirardelli Square, San Francisco, California.
04
Serramonte Center, Daly City, California.

United States

At a glance
Offices 696,000 sq. ft. (64,659 m²)
Retail 1,422,000 sq. ft. (132,107 m²)
Principal locations
San Francisco
Sacramento
Pasadena
Los Angeles

2003 has been an active year for the US company. In June, we completed the purchase of 50 per cent of Ghirardelli Square, San Francisco, taking ownership to 100 per cent and enabling us to pursue a new business plan for the asset.

A $3 million enhancement to the mall at Serramonte was completed in October and a sale of surplus land at the edge of the scheme was contracted, conditional upon planning consent for residential development. Renovations to the central courtyard were also completed at the Willows Shopping Center, Concord. The major apartment complex at Pasadena commenced in the first quarter and is proceeding on time and to budget, with apartment occupancy scheduled for the fall of 2005.

This activity together with a downward shift in yields has resulted in an 11.7 per cent overall increase in property investment valuations. Most of this occurred within the retail element of the portfolio which now, by value, represents 82 per cent of our US investments.

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OLD NAVY

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03



04


TARGET

Active managers

01
UGC, Birmingham
Great Park, Birmingham.
02
Somerfield, Chelmsford, Essex.

Other activities

Fund management

Capital & Counties has continued during 2003 to be an active manager of the New Star Property Unit Trust (formerly the Edinburgh PUT) and the total return (bid to bid) for the year to 31 December was 10.3 per cent.

Net cash inflows during the year have been strong and seven new properties were acquired at Northampton, Fareham, Bedford, Chelmsford and Great Yarmouth (retail) and at Weybridge (offices) and Birmingham (multiplex cinema).

One property at Welwyn was sold during the year and, at the beginning of 2004, contracts were exchanged to sell a retail warehouse in Dover at significantly in excess of book value.

The group's interest in units in the Fund amounted to £39.5 million (25 per cent) at 31 December 2003.

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02

Somerfield

At a glance
Fund size £157.2 million
70% real estate, 15% listed property securities and 15% cash
Principal locations
Central London
Welwyn Garden City
Hampshire
Heathrow
Dover
Bedfordshire
Surrey
Hertfordshire
Birmingham
Chelmsford

Capital Enterprise Centres

This joint venture to provide managed workspace for small occupiers on highly flexible lease terms has made substantial progress in 2003. Four new schemes were progressed at Croydon, Chelmsford, Harlow and King's Hill, Kent. Terms are agreed for a further site in Milton Keynes. Once completed these will provide over 250,000 sq. ft. of space to be leased and managed by our partner in conjunction with its existing centres.

At a glance
260,000 sq. ft. (22,016 m²) planned
Principal locations
Croydon
Chelmsford
Harlow
King's Hill

Details of Capital & Counties investment properties

Central London offices and retail
King's Reach, SE1
251,000 sq. ft. office
24,000 sq. ft. retail
190 Strand, WC2
165,000 sq. ft. offices and 7,000 sq. ft. retail
Hammersmith, W6 Commonwealth House
110,000 sq. ft. offices
26/40 and 201/207 Kensington High Street, W8
106,000 sq. ft. retail and leisure
31,000 sq. ft. offices
Regent Street, W1; Radnor House
Victory House, Carrington House
and Walmar House
76,000 sq. ft. offices
42,000 sq. ft. retail
Piccadilly, W1; Foxglove House, Dudley House, Egyptian House, Empire House and Piccadilly Arcade
62,000 sq. ft. offices
39,000 sq. ft. retail
24/25 Britton Street, EC1
50,000 sq. ft. offices
Long Acre, WC2 Floral Place
39,000 sq. ft. offices
19,000 sq. ft. retail
12/14 New Fetter Lane, EC4
26,000 sq. ft. offices
26/29 Sloane Street, SW1
10,000 sq. ft. retail

Business space outside London
Borehamwood; Imperial Place
224,000 sq. ft. offices
Cambridge; Capital Park
148,000 sq. ft. and 67,000 sq. ft. to be developed.
Slough; St Martin's Place and Capital Point, Bath Road
107,000 sq. ft. offices in two buildings
Basingstoke; The Crescent
102,000 sq. ft. offices
Portsmouth; One Port Way, Port Solent
62,000 sq. ft. offices
Cheshunt; Turnford Place
60,000 sq. ft. offices
Uxbridge; Capital Court
55,000 sq. ft. offices
3,000 sq. ft. retail
Hayes; Capital Place, Bath Road
51,000 sq. ft. offices
Cambridge; Lockton House
28,000 sq. ft. offices
Birmingham; Somerset House
45,000 sq. ft. offices and 4,000 sq. ft. retail

Retail outside London
Manchester; Market Street
513,000 sq. ft. department store
Liverpool; Renshaw Street
510,000 sq. ft. department store
Leeds; Headrow
297,000 sq. ft. retail
39,000 sq. ft. offices
Stafford; Queens Retail Park
162,000 sq. ft. retail warehouse units
Rochester; Medway Valley Park
155,000 sq. ft. leisure units
Braintree
89,000 sq. ft. retail warehouse park
Swansea; Whitewalls, Oxford Street
and Union Street
64,000 sq. ft. retail
44,000 sq. ft. leisure

United States (California)
Serramonte Center, Daly City
850,000 sq. ft. shopping centre
The Willows Shopping Center, Concord
255,000 sq. ft. lifestyle shopping centre anchored by category dominant retailers
Pacific Financial Center, Los Angeles
213,000 sq. ft. offices (50 per cent interest)
Ghirardelli Square, San Francisco
181,000 sq. ft. speciality retail centre
The Senator, Sacramento
171,000 sq. ft. offices
The Marketplace, Davis
113,000 sq. ft. community shopping centre
595 Colorado, Pasadena
98,000 sq. ft. offices
Park Plaza, Sacramento
72,000 sq. ft. offices
Parnassus Heights Medical Center, San Francisco
146,000 sq. ft. offices (50 per cent interest)
Stacey's Bookstore, San Francisco
27,000 sq. ft. retail

Chairman and Executive Directors

Donald Gordon†‡ø **D Econ Sc(hc)(Wits)** 01
Chairman
Age 73
Appointed a Director in 1981 and Chairman in 1986. Former Chairman of Liberty Group Limited in South Africa, which he founded in 1957 and retired from in 1999 following the disposal of his entire shareholding. He has no remaining business connection with Liberty Group Limited. He is Chairman of CSC and Capital & Counties.

David Fischelø 02
Chief Executive
Age 45
Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

Aidan Smith 03
Finance Director
Age 44
Joined Liberty International in 1986. Appointed Financial Controller in 1990 and Finance Director in 1998.

John Abel 04
Managing Director of CSC
Age 59
Appointed a Director in December 2000. Joined the group in 1972, appointed as a Director of CSC in 1994 and Managing Director of CSC in March 2001.

Peter Badcock 05
Director of Finance and Operations, CSC
Age 59
Appointed a Director in December 2000. Joined the group in 1994 as Executive Director of Finance and Operations of CSC. Stepping down from the Liberty International PLC Board at the 2004 Annual General Meeting.

John Saggers 06
Managing Director of Capital & Counties
Age 57
Joined the group in 1973. Appointed an Executive Director of Capital & Counties in 1985 and Managing Director in 1994. Appointed an Executive Director of Liberty International in 1999.

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03


05


02


04


06


†Member of the Remuneration Committee
‡Member of the Nomination and Review Committee
øChairman's Committee

Executive management

Bill Black 01
Director of Capital & Counties
Age 53
Appointed a Director of Capital & Counties in 1994. Joined the group in 1984. Responsible for Capital & Counties' UK properties.

Richard Cable 02
Director of CSC
Age 44
Appointed a Director of CSC in 2000. Joined the group in 1988. Responsible for development of CSC's shopping centre portfolio.

Kay Chaldecott 03
Director of CSC
Age 41
Appointed a Director of CSC in 2000. Joined the group in 1984. Responsible for the investment management of CSC's shopping centre portfolio.

Gary Marcuccilli 04
Director of Capital & Counties
Age 44
Appointed a Director of Capital & Counties in 1999, having joined the group in 1987. Responsible for new business and development of Capital & Counties in the UK.

Turner Newton 05
President of Capital & Counties U.S.A. Inc.
Age 50
Joined the group as Senior Vice President and Director of Capital & Counties U.S.A. in 1986. Appointed Chief Executive of Capital & Counties U.S.A. in 1994.

Susan Folger 06
Group Company Secretary
Age 44
Joined Liberty International as Group Company Secretary in 2000.

Hugh Ford 07
General Corporate Counsel
Age 36
Appointed General Corporate Counsel to the Liberty International Group in June 2003.

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04


06


02


05


07


03


Non-executive Directors

Robin Baillie*†‡⌀ 01
Age 70
Appointed a non-executive Director in 1988. Chairman of the Remuneration Committee. Senior Independent Director. A non-executive Director of Henderson Global Investors (Holdings) plc, and Chairman of Invesco Asia Trust plc. Formerly Managing Director of Standard Chartered Merchant Bank and Chairman of Wren PLC. Due to retire as a Director of Liberty International PLC at the 2004 Annual General Meeting.

David Bramson⌀ 02
Age 62
Appointed a non-executive Director in 2001. Senior Partner of Nabarro Nathanson from 1995 until his retirement in April 2001, he is now a consultant to the firm.

Robin Buchanan*†‡⌀ 03
Age 51
Appointed a non-executive Director in 1997. UK Senior Partner and Director of Bain & Company Inc., the global business consultants. A non-executive Director of Shire Pharmaceuticals Group plc.

Patrick Burgess MBE*†‡⌀ 04
Age 59
Appointed a non-executive Director in 2001. Chairman of the Audit Committee. Partner of law firm Jones Day. Non-executive Director of First Technology PLC and some large private companies, a medical research institute and a number of charities. He also sits on the CBI SME council.

Graeme Gordon 05
Age 40
Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

Douglas Leslie 06
Age 56
Appointed a Director in 2000. Joined the group in 1994 as Managing Director of CSC, a position he held until retiring from executive responsibilities in March 2001. Due to retire as a Director of Liberty International PLC at the 2004 Annual General Meeting.

Michael Rapp*†‡⌀ 07
Age 68
Appointed a non-executive Director in 1986. Chairman of CSC Capital Projects Committee. Many years of experience both in the UK and internationally in the shopping centre and commercial property industry.

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06


02


05


07


03


*Member of the Audit Committee
†Member of the Remuneration Committee
‡Member of the Nomination and Review Committee
⌀Chairman's Committee

Directors' report

The Directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31 December 2003.

Principal activities

The principal activity of Liberty International PLC ("Liberty International") is that of an investment holding company incorporated in the United Kingdom whose business is the making of selected investments with long-term potential in the property sector predominantly, but not exclusively, in the United Kingdom.

Liberty International's activities are focused on its two major operating businesses: Capital Shopping Centres ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties, which engages in commercial and retail property investment, management and development both in the United Kingdom and the USA.

Operating and financial review

The Chairman's statement and review of operations on pages 4 to 15 and the Financial review on pages 16 to 19 provide detailed information relating to the group, the operation and development of the business and the results and financial position for the year ended 31 December 2003.

Future prospects

Future prospects are dealt with in the Chairman's statement and review of operations.

Results and financial position

The group's results are set out in full in the consolidated profit and loss account on page 60, the consolidated balance sheet on page 61 and the notes relating thereto.

Dividends

The Directors declared an interim ordinary dividend of 11.75p (2002 – 11.25p) per share on 16 July 2003, which was paid on 16 September 2003, and have recommended a final ordinary dividend of 13.25p per share (2002 – 12.5p) which will be paid on 5 May 2004 to shareholders on the register on the Record Date, 16 April 2004. The sterling/rand conversion rate on which payment of the dividend in South Africa will be calculated will be fixed on 30 March 2004. The Directors will not be offering a share dividend alternative to the 2003 final cash dividend.

The dividends absorbed £77.7 million.

Share capital

Details of the changes during the year in the issued share capital are set out in note 24 on page 75.

Going concern

After making enquiries, the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Internal control

The statement on corporate governance on pages 86 to 89 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Directors

Mr F B Sher retired as an Executive Director at the Annual General Meeting held on 26 March 2003.

Having attained the age of 70, Mr R A M Baillie has indicated his intention to retire as a non-executive Director at the forthcoming Annual General Meeting.

Messrs Abel, Badcock, Bramson, Burgess, Leslie and Smith fall to retire by rotation in accordance with the company's Articles of Association. Messrs Abel, Bramson, Burgess and Smith, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting of the company.

Mr Badcock has indicated his intention to step down as an Executive Director at the forthcoming Annual General Meeting and will not therefore be offering himself for re-election, although it is intended that he will continue as an Executive Director of CSC for a further period.

Mr Leslie has indicated his intention to retire as a non-executive Director at the forthcoming Annual General Meeting and therefore will not be offering himself for re-election.

Mr Rapp, having served as a non-executive Director for more than nine years, is now required to retire annually in accordance with the new Combined Code on Corporate Governance which forms part of the UK Listing Authority's Listing Rules. Mr Rapp, being eligible, offers himself for re-election at the forthcoming Annual General Meeting of the company.

The terms of appointment of Messrs Abel and Smith, the two Executive Directors retiring by rotation, provide for termination by either party giving not less than 12 months' notice; for the three retiring non-executive Directors, termination may be by either party giving less than 12 months' notice.

Biographies of the Directors of Liberty International are set out on pages 54 and 56.

Directors' interests

The interests of the Directors and their families in shares in the company and its subsidiaries during the year are set out in note 34 to the accounts on pages 79 to 81.

Substantial shareholdings

At 5 February 2004 Liberty International had 14,236 shareholders and had been notified under the provisions of the Companies Act 1985 of the following substantial interests:

Mr D Gordon has notified an interest, including a non-beneficial interest held by The Donald Gordon Foundation, in 37,312,497 (11.60 per cent) ordinary shares of Liberty International.
Mrs W D Appelbaum has notified a beneficial interest in 19,200,000 (5.97 per cent) ordinary shares of Liberty International.
Mr R M Gordon has notified a beneficial interest in 10,710,526 (3.33 per cent) ordinary shares of Liberty International.

The above interests of Mr D Gordon, Mrs Appelbaum and Mr R M Gordon plus interests of other members of the Gordon family have been disclosed under the Rules governing the Substantial Acquisition of Shares as a combined total of 68,709,914 (21.35 per cent) ordinary shares of Liberty International.

Liberty Group Limited has notified a beneficial interest in 16,426,002 shares (5.10 per cent). Liberty Group Limited was the majority shareholder in Liberty International until 1999. Since August 2000, Liberty Group Limited has had no connection, business or otherwise, with Liberty International other than as a shareholder.

Other interests in the ordinary shares of Liberty International have been notified by Old Mutual plc, who held 20,775,940 shares (6.46 per cent), The Capital Group of Companies, Inc, who held 15,459,880 shares (4.80 per cent), and Legal & General Investment Management Limited, who held 10,746,507 shares (3.34 per cent).

Directors' report

Employees

The majority of employees are employed by CSC and Capital & Counties. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements. The annual bonus scheme, share incentive plan and share option arrangements help develop employees' interest in the company's performance; full details of these arrangements are given in the Directors' remuneration report on pages 90 to 93. Note 35 on pages 81 and 82 contains details of options and conditional awards of shares under the annual bonus scheme and share incentive plan currently outstanding.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

The Liberty International group provides retirement benefits for the majority of its employees. Details of the group pension arrangements are set out in note 36 on pages 82 to 84.

The environment

The group has adopted a Corporate Social Responsibility ("CSR") strategy and copies of the booklet which describes the policy and the group's aims are available on request, either via the company's website or by contacting the Company Secretary's office. A summary of the group's CSR activity is printed on pages 94 and 95.

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two operating businesses, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management system is regularly reviewed to ensure that the company maintains its commitment to environmental matters.

Donations

During the year, the group made charitable donations amounting to £84,422. In addition, the UK shopping centres have provided community support as described in the Chairman's statement and review of operations. No political donations were made in the year.

Creditor payment policy

The company's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the company's policy is to: (a) settle the terms of payment with those suppliers when agreeing the terms of each transaction; (b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and (c) pay in accordance with its contractual and other legal obligations. The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible, UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2003 and the amounts owed to its creditors as at 31 December 2003 was 12 days (2002 – 81 days), as calculated in accordance with the requirements of the Companies Act.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The notice convening the 2004 Annual General Meeting of the company is distributed separately with the Annual Report to shareholders.

By Order of the Board

S. Folger Secretary
11 February 2004

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and the group and of the profit of the group for that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;
(b) make judgements and estimates that are reasonable and prudent;
(c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
(d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements of the company is placed on the Liberty International PLC website. The maintenance and integrity of the website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

S. Folger Secretary
11 February 2004

Independent auditors' report

To the members of Liberty International PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the group and company balance sheets, the consolidated statement of group cash flows, the statement of group total recognised gains and losses, the note of group historical cost profits and losses, the reconciliation of movement in group shareholders' funds, the principal accounting policies, and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ("the auditable part").

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. The directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board.

This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement and review of operations, the corporate governance statement and the other items included in the contents section.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2003 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
11 February 2004

Consolidated profit and loss account for the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Turnover, including share of joint ventures		**371.2**	351.1
Less: share of joint ventures	10	**(9.1)**	(6.5)
Group turnover	1	**362.1**	344.6
Property investment income:			
Rents receivable		**290.3**	272.6
Service charge and other income		**55.6**	51.5
		345.9	324.1
Rents payable		**(30.3)**	(37.0)
Property outgoings		**(78.3)**	(66.8)
Net property investment income		**237.3**	220.3
Property trading		**4.5**	5.1
Investment and other income		**10.8**	7.2
Administrative expenses		**(24.8)**	(20.5)
Group operating profit	1	**227.8**	212.1
Share of operating profit of joint ventures	10	**8.1**	3.8
Operating profit including joint ventures		**235.9**	215.9
Exceptional profit on disposal of fixed assets and subsidiaries	2	**1.0**	8.6
Profit before interest and taxation		**236.9**	224.5
Net interest payable – recurring	3	**(131.7)**	(129.3)
Net interest receivable – exceptional	3	**4.8**	8.6
Profit on ordinary activities before taxation		**110.0**	103.8
Taxation on profit on ordinary activities	5	**(27.8)**	(18.2)
Taxation on profit on exceptional items	5	**(1.6)**	(4.6)
Profit on ordinary activities after taxation		**80.6**	81.0
Ordinary dividends – paid and proposed	7	**(77.7)**	(69.6)
Transfer to retained profit		**2.9**	11.4
Dividends per ordinary share	7	**25.00p**	23.75p
Earnings per share before exceptional items (adjusted)	8	**27.45p**	25.58p
Earnings per share (basic)	8	**26.25p**	28.54p
Earnings per share (diluted)	8	**25.79p**	27.91p
Weighted average number of shares	8	**306.9m**	283.6m

Balance sheets as at 31 December 2003

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Investment properties	9	**4,625.2**	4,396.3	**–**	–
Investment in joint ventures					
Share of gross assets	10	**148.0**	144.3	**–**	–
Share of gross liabilities	10	**(73.9)**	(66.6)	**–**	–
		74.1	77.7	**–**	–
Other tangible assets	11	**0.7**	0.9	**–**	–
Investment in group companies	12	**–**	–	**2,743.7**	2,546.9
Other investments	13	**185.8**	176.2	**185.8**	113.6
		4,885.8	4,651.1	**2,929.5**	2,660.5
Current assets					
Trading properties	14	**75.0**	66.7	**–**	–
Debtors	15	**68.2**	75.2	**602.4**	400.3
Other short-term investments	16	**–**	1.1	**–**	–
Cash and near cash investments	17	**197.3**	71.7	**–**	–
		340.5	214.7	**602.4**	400.3
Creditors: amounts falling due within one year:	18	**(218.6)**	(224.4)	**(411.8)**	(313.1)
Net current assets/(liabilities)		**121.9**	(9.7)	**190.6**	87.2
Total assets less current liabilities		**5,007.7**	4,641.4	**3,120.1**	2,747.7
Creditors: amounts falling due after more than one year:					
Loans		**(1,803.2)**	(1,817.9)	**–**	–
Convertible debt		**(233.9)**	(64.0)	**(233.9)**	(64.0)
Other creditors		**(0.6)**	(1.0)	**–**	–
	19	**(2,037.7)**	(1,882.9)	**(233.9)**	(64.0)
Provisions for liabilities and charges	23	**(83.8)**	(75.0)	**–**	(0.2)
Net assets		**2,886.2**	2,683.5	**2,886.2**	2,683.5
Capital and reserves:					
Called up ordinary share capital	24	**160.9**	156.3	**160.9**	156.3
Share premium account	25	**529.3**	489.3	**529.3**	489.3
Revaluation reserve	25	**1,610.0**	1,458.3	**972.6**	815.5
Other reserves	25	**546.6**	546.9	**61.4**	61.3
Profit and loss account	25	**39.4**	32.7	**1,162.0**	1,161.1
Total shareholders' funds		**2,886.2**	2,683.5	**2,886.2**	2,683.5
Net assets per share (basic)	26	**897p**	858p		
Net assets per share (diluted)	26	**887p**	843p		
Net assets per share (adjusted)	26	**918p**	878p		
Net assets per share (diluted, adjusted)	26	**906p**	862p		

Approved by the Board on 11 February 2004

D. Gordon Chairman **D.A. Fischel** Chief Executive

Statement of group total recognised gains and losses

	2003 £m	2002 £m
Profit for the financial year	**80.6**	81.0
Increase in valuation of investment properties	**143.4**	174.3
Group's share of increase in valuation of investment properties of joint ventures	**5.2**	4.3
Unrealised surplus/(deficit) on other fixed asset investments	**9.0**	(2.5)
Current tax relating to realisation of gains recognised in prior periods	**(0.4)**	(3.5)
Exchange adjustments offset in reserves and other movements	**(0.6)**	0.1
Total recognised gains and losses for the financial year	**237.2**	253.7

Reconciliation of movements in group shareholders' funds

	2003 £m	2002 £m
Opening shareholders' funds	**2,683.5**	2,341.9
Total recognised gains and losses for the financial year	**237.2**	253.7
Dividends	**(77.7)**	(69.6)
Bond conversions	**44.7**	–
Ordinary shares issued	**–**	157.5
Cancellation of shares	**(1.5)**	–
Closing shareholders' funds	**2,886.2**	2,683.5

Note of group historical cost profits and losses

	2003 £m	2002 £m
Profit on ordinary activities before taxation	**110.0**	103.8
Prior year revaluation surplus realised	**2.0**	30.2
Historical cost profit on ordinary activities before taxation	**112.0**	134.0
Historical cost profit retained for the period after taxation and dividends	**4.9**	41.6

Consolidated statement of group cash flows

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	27	**242.9**	201.8
Returns on investments and servicing of finance	27	**(114.7)**	(130.9)
Taxation paid		**(24.2)**	(12.6)
Capital expenditure and financial investment	27	**(106.8)**	(288.5)
Acquisitions and disposals	29	**2.8**	–
Equity dividends paid		**(74.1)**	(64.7)
Cash (outflow) before use of liquid resources and financing		**(74.1)**	(294.9)
Management of liquid resources	27	**4.8**	5.3
Financing	28	**198.7**	282.1
Increase/(decrease) in cash during the year		**129.4**	(7.5)

Reconciliation of net cash flow to movement in net debt

	Notes	2003 £m	2002 £m
Increase/(decrease) in cash during the year		**129.4**	(7.5)
Net cash (inflow) from increase in debt		**(208.2)**	(122.9)
Non-cash change in net debt in respect of bond conversions		**44.7**	–
Other non-cash change in net debt		**10.4**	12.5
Cash (inflow) from decrease in liquid resources		**(4.0)**	(5.0)
Movement in net debt during the year		**(27.7)**	(122.9)
Net debt at 1 January		**(1,823.3)**	(1,700.4)
Net debt at 31 December	21	**(1,851.0)**	(1,823.3)

Principal accounting policies

Accounting convention and basis of preparation

The financial statements are prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments as described below.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings. As provided by Section 230(3) of the Companies Act 1985, a separate profit and loss account is not presented for the company.

Joint ventures are accounted for under the gross equity method. The group's share of gross assets and gross liabilities of joint ventures is shown on the face of the consolidated balance sheet. The group's share of the operating profit of joint ventures is shown separately in the consolidated profit and loss account.

Goodwill

Goodwill arising on acquisition of group undertakings is carried as an intangible asset and is amortised over its estimated useful economic life which does not exceed 20 years.

The negative goodwill which arose as a result of the acquisition of the minority interest in CSC during 2000 has been credited to other reserves. This is not in accordance with FRS 10 which requires that negative goodwill should be presented as a negative asset immediately below the Goodwill heading on the balance sheet. Since the negative goodwill relates to investment properties which are neither depreciated nor held for resale, the negative goodwill could remain on the balance sheet as a negative asset indefinitely. The Directors consider that the treatment required by FRS 10 would not show a true and fair view, as it would not properly reflect the particular transaction or correctly state the net assets of the group. The treatment adopted is not inconsistent with the requirements of the Companies Act 1985.

Completed investment properties

Completed investment properties are professionally valued on a market value basis by external valuers at the balance sheet date. Surpluses and deficits arising during the year are reflected in the revaluation reserve.

Investment properties under development

Investment properties under development and land are included in the balance sheet at cost. Provision is made where necessary for any anticipated valuation deficiencies arising on completion. Cost includes interest and other attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included. On completion investment properties under development are transferred to completed investment properties.

Depreciation

In accordance with Statement of Standard Accounting Practice 19, no depreciation is provided in respect of freehold or long leasehold (more than 20 years unexpired) investment properties including integral plant. The requirement of the Companies Act 1985 is to depreciate all properties but that requirement conflicts with the generally accepted accounting principles set out in Statement of Standard Accounting Practice 19. The Directors consider that, as these properties are held for investment, to depreciate them would not give a true and fair view and it is necessary to adopt Statement of Standard Accounting Practice 19 for the accounts to show a true and fair view.

The financial effect of the departure from the Act cannot reasonably be quantified as depreciation is only one of the many factors reflected in the annual valuation of properties so the amount which might otherwise have been charged cannot be separately identified or quantified.

The value of short leasehold investment properties (under 20 years) at the beginning of the year is amortised over the remaining term of the lease.

Other fixed assets are depreciated mainly by equal instalments over their expected economic lives which do not exceed five years.

Trading properties

Trading properties and land are included in the balance sheet at the lower of cost and net realisable value. Cost consists of direct cost excluding interest. Profits on sales are recognised only when legal title passes.

Other investments

Listed fixed asset investments are revalued to their mid-market listed values ruling at the balance sheet date. Other fixed asset investments are carried in the balance sheet at Directors' valuation based on net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Other listed investments held as current assets are revalued to market value and the resulting gains or losses are taken to the profit and loss account. This is not in accordance with Schedule 4 of the Companies Act 1985, which requires that such assets be stated at the lower of cost and net realisable value, or that if revalued, any revaluation differences be taken to the revaluation reserve. The Directors consider that these requirements would fail to give a true and fair view of the profit for the year of the company since the marketability of the securities enables decisions to be taken continually about whether to hold or sell them, and hence the economic measure of profit in any period is properly made by reference to market values.

Interests in subsidiary undertakings

Interests in subsidiary undertakings are carried in the company balance sheet at net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Turnover

Property turnover consists of gross rental income calculated on an accruals basis, together with sales and services in the ordinary course of business, excluding sales of investment properties. Rental income receivable in the period from lease commencement to the earlier of the first market rent review and the lease end date is spread evenly over that period. Any incentive for lessees to enter into a lease agreement is spread over the same period.

Turnover in respect of investment and other income represents investment income, fees and commissions earned on an accruals basis and profits or losses recognised on investments held for the short term.

Direct costs

For property, direct costs consist of ground rents payable, rents payable by way of participating interests of funding partners and other property outgoings directly attributable to investment and trading properties. For financial services, direct costs include costs relating to financial services business other than those attributable to administrative costs.

Taxation

Corporation tax is provided at the current rate on taxable profits. Tax payable upon realisation of revaluation gains recognised in prior periods is recorded as a movement in reserves and reported in the statement of total recognised gains and losses.

Deferred taxation is provided in full on timing differences other than valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. Deferred taxation is provided on the difference between the tax written down value and book value of all assets and on chargeable capital gains on those investments and investment properties earmarked for sale at the date of the accounts. This liability is not discounted. The potential amount of taxation which would be payable if all valuation surpluses on investments held for the long term were to be realised is disclosed in note 5b to the accounts.

Pensions

The expected cost to the group of defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes.

The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rate of exchange ruling at the balance sheet date. Results in foreign currencies are translated into sterling at the average rate of exchange for the period. Exchange differences arising from the retranslation of the opening net investment in overseas undertakings, after taking account of related foreign currency borrowings and other hedging instruments, are recorded as adjustments to the appropriate opening reserves and are reported in the statement of total recognised gains and losses. Other exchange differences are dealt with through the profit and loss account.

Debt instruments, derivatives and financial instruments

Debt instruments are stated at their net issue proceeds, adjusted for amortisation of issue costs. Profits and losses in respect of derivatives and other financial instruments, where these have been entered into in accordance with the group's policies in relation to hedging of interest rate and currency risk, are recognised on an accruals basis, reflecting the cash flows over the life of the instrument. No adjustment is made in the accounts in respect of the market value of such instruments unless such instruments are judged to be in excess of current or future hedging requirements.

Notes to the accounts

1 Segmental reporting

	Group turnover		Group operating profit		Attributable net assets	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Property investment						
UK shopping centres	**259.1**	244.9	**175.9**	161.2	**3,760.3**	3,522.3
Commercial properties						
United Kingdom	**62.8**	58.3	**47.2**	45.2	**672.8**	705.3
United States	**24.0**	20.9	**14.2**	13.9	**192.1**	168.7
Property trading	**5.4**	11.9	**4.5**	5.1	**75.0**	66.7
Investment and other income	**10.8**	8.6	**10.8**	7.2	**161.2**	151.7
	362.1	344.6	**252.6**	232.6	**4,861.4**	4,614.7
Administrative expenses			**(24.8)**	(20.5)		
			227.8	212.1		
Non interest bearing assets and liabilities					**(124.2)**	(107.9)
Interest bearing assets and liabilities:						
Cash and near cash investments					**197.3**	71.7
Short-term borrowings					**(11.2)**	(13.1)
Long-term borrowings					**(2,037.1)**	(1,881.9)
					2,886.2	2,683.5
Geographical analysis:						
United Kingdom	**335.3**	315.5	**213.3**	197.9	**2,772.8**	2,584.3
United States	**26.8**	29.1	**14.5**	14.2	**113.4**	99.2
	362.1	344.6	**227.8**	212.1	**2,886.2**	2,683.5

Turnover has been analysed by reference to geographical origin. Turnover analysed by geographical destination would be the same.

All turnover derives from continuing operations.

2 Exceptional profit on disposal of fixed assets and subsidiaries

	2003 £m	2002 £m
Profit/(loss) arising on disposal of investment properties	**0.2**	(0.7)
Profits arising on disposal of fixed asset investments	**0.8**	6.5
Profits arising on disposal of subsidiaries	**–**	2.8
	1.0	8.6

3 Net interest payable

(a) Net interest payable – recurring

	2003 £m	2002 £m
Interest payable		
On bank loans, overdrafts and other loans wholly repayable within five years	**(7.2)**	(7.3)
On sums not wholly repayable within five years	**(122.1)**	(124.1)
On subordinated convertible debt	**(5.0)**	(2.8)
	(134.3)	(134.2)
Interest receivable	**2.4**	3.8
	(131.9)	(130.4)
Adjustment in respect of interest capitalised on investment properties under development	**3.2**	1.2
Group net interest payable	**(128.7)**	(129.2)
Share of interest payable by joint ventures (note 10)	**(3.0)**	(0.1)
	(131.7)	(129.3)

Interest is capitalised, before tax relief, on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments during the year.

3 Net interest payable continued

(b) Net interest receivable – exceptional

	2003 £m	2002 £m
Repurchase of CSC unsecured bonds	**0.2**	9.6
Repurchase of Liberty International convertible bonds	**(7.3)**	(1.0)
Early termination of interest rate hedging contracts	**11.9**	–
	4.8	8.6

4 Profit on ordinary activities before taxation

	2003 £m	2002 £m
Profit on ordinary activities before taxation is arrived at after charging:		
Amortisation of short leaseholds	**1.0**	1.1
Depreciation	**0.3**	0.3
Auditors' remuneration*	**0.4**	0.4
Remuneration paid to the company's auditors for non-audit work	**0.1**	0.4
Staff costs (note 35)	**29.3**	25.8

*In addition, the auditors received £50,000 in fees which were capitalised against the proceeds of the 3.95% bond issue (see note 20) (included in audit-related regulatory reporting below).

	2003 £000	2002 £000
Remuneration to the principal auditor comprises:		
Statutory audit of the group (company £89,000 (2002 – £35,000))	**414**	417
Statutory audit of the pension funds	**12**	13
Audit-related regulatory reporting	**82**	20
Further assurance services	**17**	328
Taxation advisory services	**–**	62
Financial information technology services	**–**	4
	525	844

5 Taxation on profit on ordinary activities

(a) Taxation charge for the financial year

	2003 £m	2002 £m
Current UK corporation tax at 30% (2002 – 30%) on profits excluding exceptional items	**(20.1)**	(14.4)
Prior year items	**0.5**	1.2
	(19.6)	(13.2)
Overseas taxation	**(1.8)**	(0.2)
Total group current taxation on profits excluding exceptional items	**(21.4)**	(13.4)
Deferred taxation	**(6.1)**	(4.1)
Attributable to joint ventures	**(0.3)**	(0.7)
Tax on ordinary items	**(27.8)**	(18.2)
Tax on exceptional items	**(1.6)**	(4.6)
Total tax charge	**(29.4)**	(22.8)
Exclude deferred tax charge		
– on ordinary items	**6.1**	4.1
– on exceptional items	**–**	2.4
Current tax charge	**(23.3)**	(16.3)

5 Taxation on profit on ordinary activities continued

(a) Taxation charge for the financial year continued

Factors affecting the tax charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%).
The differences are explained below:

	2003 £m	2002 £m
Profit on ordinary activities before taxation	**110.0**	103.8
Profit on ordinary activities multiplied by the standard rate in the UK (30%)	**33.0**	31.1
Utilisation of tax losses	**(3.4)**	(3.4)
Capital allowances	**(6.1)**	(5.1)
Deferred tax on exceptional items	**–**	(2.4)
Prior year items	**(0.5)**	(1.2)
Overseas taxation, including joint ventures	**1.0**	(0.5)
Disposal of properties and subsidiaries	**0.1**	(0.6)
Untaxed dividends	**(2.7)**	(1.7)
Expenses disallowed, net of capitalised interest	**1.9**	0.1
	23.3	16.3

(b) Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £438.6 million (2002 – £414.3 million) would be required, assuming investment properties and investments were disposed of at 31 December 2003 at their carrying value. The amount is undiscounted and takes no account of the long-term deferral of the liability until eventual disposal or the benefit from further inflation-linked indexation allowances available in future years.

6 Profit for the financial year attributable to shareholders of Liberty International

Profits of £80.4 million are dealt with in the accounts of the holding company in respect of the year (2002 – £55.9 million). No profit and loss account is presented for the company as permitted by Section 230 Companies Act 1985.

7 Dividends

	2003 £m	2002 £m
Ordinary shares		
Interim dividend paid of 11.75p per share (2002 – 11.25p)	**(35.9)**	(31.4)
Final dividend proposed of 13.25p per share (2002 – 12.5p)	**(41.8)**	(38.2)
	(77.7)	(69.6)

Dividends of £1.3 million (2002 – £1.3 million) have been waived by LI Share Plan (Jersey) Limited as Trustee of the ESOP in respect of 2003 (see note 13). Details of the shares in issue are given in note 24.

8 Earnings per share

	2003 millions	2002 millions
Weighted average ordinary shares in issue	**312.5**	288.4
Weighted average ordinary shares held by ESOP	**(5.6)**	(4.8)
Weighted average ordinary shares in issue for calculation of basic earnings per share	**306.9**	283.6
Effect of dilution	**19.2**	13.6
Weighted average ordinary shares in issue for calculation of diluted earnings per share	**326.1**	297.2

	2003 £m	2002 £m
Earnings used for calculation of basic earnings per share	**80.6**	81.0
Less exceptional items, net of tax	**(4.2)**	(12.6)
Add back deferred tax in respect of capital allowances	**7.9**	4.1
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**84.3**	72.5
Earnings used for calculation of basic earnings per share	**80.6**	81.0
Effect of dilution from conversion of bonds	**3.5**	2.0
Earnings used for calculation of diluted earnings per share	**84.1**	83.0

9 Investment properties

	Freehold £m	Leasehold over 50 years £m	Leasehold under 50 years £m	Total £m
Completed properties at external valuation:				
At 31 December 2002	2,482.2	1,837.5	4.4	**4,324.1**
Additions, including transfers from joint ventures	59.8	9.5	–	**69.3**
Disposals, including transfers to joint ventures	(12.6)	–	–	**(12.6)**
Foreign exchange fluctuations	(17.8)	–	–	**(17.8)**
Reclassification – completed developments	7.3	–	–	**7.3**
Reclassification – trading properties	(2.3)	–	–	**(2.3)**
Amortisation	–	–	(1.0)	**(1.0)**
Surplus/(deficit) on valuation	147.2	(3.6)	(0.2)	**143.4**
At 31 December 2003	**2,663.8**	**1,843.4**	**3.2**	**4,510.4**
Properties under development at cost:				
At 31 December 2002 (including £2.0 million capitalised interest)	53.1	19.1	–	**72.2**
Additions	7.8	42.1	–	**49.9**
Reclassification – completed developments	(7.3)	–	–	**(7.3)**
At 31 December 2003 (including £3.9 million capitalised interest)	**53.6**	**61.2**	–	**114.8**
Investment properties				
At 31 December 2003	**2,717.4**	**1,904.6**	**3.2**	**4,625.2**
At 31 December 2002	2,535.3	1,856.6	4.4	4,396.3

	UK £m	US £m	Total £m
Geographical analysis	**4,433.1**	**192.1**	**4,625.2**

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2003 by external valuers in accordance with the Appraisal and Valuation Manual of RICS, which became effective on 1 May 2003, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller. Market value is estimated without regard to costs of sale or purchase and thus values reported at 31 December 2003 no longer include purchasers' costs. At 31 December 2002 the open market value of investment properties included £208.1 million purchasers' costs, in effect reflecting theoretical replacement value. This change in valuation basis constitutes a change in estimation technique.

In the UK, properties were valued by either DTZ Debenham Thorpe Tie Leung, Chartered Surveyors, Matthews and Goodman, Chartered Surveyors or CB Richard Ellis, Chartered Surveyors. In the United States properties were valued by Jones Lang LaSalle.

The historic cost of completed investment properties was £2,617.6 million (2002 – £2,562.4 million). In accordance with the group's accounting policy and Statement of Standard Accounting Practice 19, no depreciation has been charged in respect of freehold or long leasehold investment properties. The effect of this departure from the Companies Act 1985 has not been quantified because it is impracticable and, in the opinion of the Directors, would be misleading.

Included in properties under development is £40 million, being the initial payment in respect of the development of the shopping centre at Chapelfield, Norwich (see note 30).

10 Joint ventures

(a) Reconciliation of group share of net assets of joint ventures

	£m
At 31 December 2002	77.7
Group share of total recognised gains and losses of joint ventures (see below)	8.2
Transfer to investment properties	(8.4)
Capital additions	0.8
Distributions received from joint ventures	(4.2)
At 31 December 2003	**74.1**

10 Joint ventures continued

(b) Summarised financial statements of joint ventures

	Liberty International share	
	2003 £m	2002 £m
Summarised profit and loss accounts		
Gross rental income	**9.1**	6.5
Net property investment income	**8.1**	3.8
Net interest payable	**(3.0)**	(0.1)
Taxation	**(0.3)**	(0.7)
Profit after taxation	**4.8**	3.0
Summarised statements of total recognised gains and losses		
Profit for the financial year	**4.8**	3.0
Increase in valuation of investment properties	**5.2**	4.3
Foreign exchange and other movements	**(1.8)**	–
Total recognised gains and losses for the financial year	**8.2**	7.3
Summarised balance sheets		
Investment properties at valuation	**132.6**	136.4
Development properties	**10.1**	7.4
Trading properties	**0.5**	–
Total properties	**143.2**	143.8
Other current assets	**4.8**	0.5
Gross assets	**148.0**	144.3
Current liabilities	**(4.6)**	(0.5)
Debt falling due after more than one year	**(69.3)**	(66.1)
Gross liabilities	**(73.9)**	(66.6)
Net assets	**74.1**	77.7

The Potteries Shopping Centre Limited Partnership ("The Potteries LP") was established in October 2002, registered in England and Wales, for investment in The Potteries Shopping Centre, Hanley, Stoke-on-Trent. The Potteries LP is held equally on a 50:50 basis and has a 31 December year end. All other joint ventures are registered in the United States, are held equally on a 50:50 basis and are in the business of property investment. Full details of all joint ventures will be attached to the company's Annual Return to be filed with the Registrar of Companies.

11 Other tangible assets

	Cost £m	Accumulated depreciation £m	Net £m
At 31 December 2002	5.3	(4.4)	0.9
Additions	0.1	–	0.1
Charge for the year	–	(0.3)	(0.3)
At 31 December 2003	**5.4**	**(4.7)**	**0.7**

Other tangible assets include vehicles, fixtures, fittings and other office equipment.

12 Investment in group companies

	Company £m
At 31 December 2002	2,546.9
Additions	47.0
Revaluation	149.8
At 31 December 2003	**2,743.7**

Investment in group companies includes equity and debt investments. The historical cost of company investments at 31 December 2003 was £1,867.2 million (2002 – £1,820.2 million).

13 Other investments

	Listed shares and units £m	Own shares £m	Group Total £m	Company Total £m
At 31 December 2002	150.6	25.6	176.2	113.6
Additions	26.8	4.1	30.9	86.7
Disposals	(25.2)	–	(25.2)	(17.5)
Revaluation	9.0	–	9.0	8.1
Allocations	–	(5.1)	(5.1)	(5.1)
At 31 December 2003	**161.2**	**24.6**	**185.8**	**185.8**

Investments in listed shares and units are listed on the London stock exchange and include 25.5 per cent of the ordinary share capital of Great Portland Estates P.L.C. ("GPE") (2002 – 19.4 per cent). This investment is not accounted for as an associate as Liberty International does not exercise significant influence over GPE's operating and financial policies and has no agreement for active involvement in GPE's decision making process.

Other investments of the company comprise £24.6 million investments in own shares and £161.2 million investments in listed shares and units (2002 – £25.6 million and £88.0 million respectively).

Investment in own shares represents 5,230,928 ordinary shares in Liberty International (2002 – 5,857,259) with a nominal value of £2.6 million (2002 – £2.9 million). The historic cost of own shares at 31 December 2003 was £26.8 million (31 December 2002 – £28.4 million). The shares are held by the Trustee of the Employee Share Ownership Plan ("ESOP") operated by the company. The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements as described in the Directors' remuneration report on pages 90 to 93. All own shares are stated at cost less amounts written off in respect of allocations to employees. The market value of the Liberty International shares at 31 December 2003 was £35.7 million (2002 – £33.1 million). Dividends payable on these shares have been waived by agreement. The costs of administering the ESOP are included in administration costs of the company.

14 Trading properties

	Group 2003 £m	Group 2002 £m
Undeveloped sites	**37.6**	34.2
Completed properties	**37.4**	32.5
	75.0	66.7

The estimated replacement cost of trading properties based on market value amounted to £79.1 million at 31 December 2003 (2002 – £69.9 million).

15 Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year:				
Rents receivable	**16.0**	19.1	–	–
Amounts owed by subsidiary undertakings	–	–	**503.2**	315.6
Tax recoverable	–	–	**7.5**	6.7
Other debtors	**23.8**	15.6	**4.2**	1.0
Prepayments and accrued income	**24.2**	37.4	**1.0**	0.2
Dividends receivable from subsidiary undertakings	–	–	**86.5**	76.8
	64.0	72.1	**602.4**	400.3
Amounts falling due after more than one year:				
Other debtors	**4.2**	0.5	–	–
Prepayments and accrued income	–	2.6	–	–
	68.2	75.2	**602.4**	400.3

16 Other short-term investments

All short-term investments are stated at market value. The effect on the accounts of using this alternative accounting method is to decrease profit before taxation by £0.5 million (2002 – increase by £0.2 million). There is no effect on the carrying value of short-term investments held at 31 December 2003 (2002 – increase of £0.7 million).

In addition to the holdings of listed investments, the group has entered into equity-linked derivative "contracts for difference" which have a market value of nil as the differences are settled in cash each day. The market value of the equities underlying these contracts at 31 December 2003 was £8.7 million (31 December 2002 – £11.5 million).

17 Cash and near cash investments

	Group 2003 £m	Group 2002 £m
Cash and deposits	**196.0**	66.6
Other near cash investments	**1.3**	5.1
	197.3	71.7

18 Creditors: amounts falling due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank loans and overdrafts (note 21)	**11.2**	13.1	**0.5**	–
Trade creditors	**2.3**	4.3	**0.1**	0.4
Amounts owed to subsidiary undertakings	**–**	–	**363.2**	271.9
Corporation tax	**17.5**	18.7	**–**	–
Other taxes and social security	**8.4**	14.5	**0.2**	0.3
Other creditors	**11.9**	14.3	**–**	–
Rents received in advance	**66.0**	61.8	**–**	–
Accruals and deferred income	**59.5**	59.4	**6.0**	2.2
Dividends payable	**41.8**	38.3	**41.8**	38.3
	218.6	224.4	**411.8**	313.1

19 Creditors: amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Secured				
Bank loan due 2015 – non-recourse	**531.5**	536.4	**–**	–
Bank loan due 2014 – non-recourse	**208.5**	208.3	**–**	–
Bank loan due 2011 – non-recourse	**440.8**	443.8	**–**	–
Bank loan due 2007 – non-recourse	**39.8**	39.8	**–**	–
	1,220.6	1,228.3	**–**	–
Debentures 2021 and 2027	**230.0**	230.0	**–**	–
Bank loan due 2016	**172.5**	172.5	**–**	–
Other fixed rate loans	**79.8**	76.2	**–**	–
	1,702.9	1,707.0	**–**	–
Unsecured				
CSC bonds 2013	**31.7**	36.0	**–**	–
CSC bonds 2009	**68.6**	74.9	**–**	–
	1,803.2	1,817.9	**–**	–
3.95% convertible bonds due 2010 (see note 20)	**233.9**	–	**233.9**	–
6.25% subordinated convertible bonds due 2006 (see note 20)	**–**	64.0	**–**	64.0
Total debt: amounts falling due after more than one year (note 21)	**2,037.1**	1,881.9	**233.9**	64.0
Other creditors	**0.6**	1.0	**–**	–
	2,037.7	1,882.9	**233.9**	64.0

20 Convertible debt

6.25 per cent subordinated convertible bonds due 2006 ("the 6.25 per cent bonds")

The holders of the 6.25 per cent bonds had the option to convert their bonds into ordinary shares at any time up to 24 December 2006 at 450p per ordinary share, a conversion rate of approximately 22.2 ordinary shares for every £100 nominal of 6.25 per cent bonds. During 2003 the company gave notice of early redemption of the 6.25 per cent bonds at par on 31 December 2003 and £17,549,000 nominal of the 6.25 per cent bonds were repurchased and cancelled (2002 - £5,000,000), and £42,621,377 nominal were converted into 9,471,178 Liberty International ordinary shares (2002 - £13,573 nominal and 3,015 ordinary shares). At 31 December 2003 no 6.25 per cent bonds remained in issue.

20 Convertible debt continued

3.95 per cent convertible bonds due 2010 ("the 3.95 per cent bonds")

On 16 October 2003, the company issued £240 million nominal 3.95 per cent bonds raising £233.4 million after costs. The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time up to 23 September 2010 at 800p per ordinary share, a conversion rate of 12.5 ordinary shares for every £100 nominal of 3.95 per cent bonds. The convertible bonds may be redeemed at par on 30 September 2007 at the option of the bondholders. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008, subject to the Liberty International ordinary share price having traded at 120 per cent of the conversion price for a specified period, or at any time once 85 per cent by nominal value of the bonds originally issued have been converted or cancelled. Unless otherwise converted, cancelled or redeemed the 3.95 per cent bonds will be redeemed by Liberty International at par on 30 September 2010.

21 Debt

(a) Analysis of net debt

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Debt due within one year (note 18)	**11.2**	13.1	**–**	–
Debt due after more than one year (note 19)	**2,037.1**	1,881.9	**233.9**	64.0
Gross debt	**2,048.3**	1,895.0	**233.9**	64.0
Cash and near cash investments (note 17)	**(197.3)**	(71.7)	**(0.5)**	–
Net debt	**1,851.0**	1,823.3	**233.4**	64.0

(b) Maturity of gross debt

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Wholly repayable within one year	**11.2**	13.1	**–**	–
Wholly repayable in more than one year but not more than two years	**47.4**	1.5	**–**	–
Wholly repayable in more than two years but not more than five years	**101.0**	164.8	**–**	64.0
Wholly repayable in more than five years	**1,888.7**	1,715.6	**233.9**	–
	2,048.3	1,895.0	**233.9**	64.0

(c) Security profile

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Secured	**1,714.1**	1,720.1	**–**	–
Unsecured	**334.2**	174.9	**233.9**	64.0
	2,048.3	1,895.0	**233.9**	64.0

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries.

22 Financial instruments

Treasury policy

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from the group's activities. The main risks arising from the group's financing structure are interest rate risk, liquidity risk and market price risk, the latter in respect of both interest rates and foreign exchange. The policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Interest rate risk

Group debt carries both fixed and floating interest rates. Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital markets debt is generally at fixed rates. The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to establish certainty over long-term cash flows.

Liquidity risk

The group's policy is to minimise refinancing risk. At 31 December 2003 the maturity profile of group debt showed an average maturity of 10 years (2002 – 12 years). The group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risks associated with this policy which ensures that funds are available to meet commitments as they fall due.

22 Financial instruments continued

Market price risk

The group is exposed to market price risk through interest rate and currency fluctuations.

Interest rates The group's policy is to substantially eliminate risk in respect of changes in interest rates such that over the longer term changes in interest rates will have little or no impact on reported profits. As a consequence the group is exposed to market price risk in respect of the fair value of its fixed rate financial instruments.

Foreign exchange The group held investments in the US during the year. The group seeks to minimise market price risk in respect of foreign exchange movements. The group's policy is to significantly hedge the opening net investment in non-sterling assets. This is done by matching borrowings in US dollars and through entering into cross-currency interest rate swaps and forward foreign exchange contacts.

Fair values of financial assets and liabilities

Financial assets and liabilities comprise long-term borrowings, interest rate swaps and similar instruments, and cash and short-term investments. Short-term debtors and creditors are excluded from financial assets and liabilities. The fair values of financial assets and liabilities have been established using the market value, where available, for those instruments without a market value a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

Financial assets

Financial assets are disclosed in notes 16 and 17.

These are stated in the balance sheet at market value and interest-bearing assets earn interest at interest rates which are fixed for periods of less than one year.

Financial liabilities

	Weighted average interest rate 2003 %	Balance sheet value at 31 December 2003 £m	Fair value at 31 December 2003 £m	Weighted average interest rate 2002 %	Balance sheet value at 31 December 2002 £m	Fair value at 31 December 2002 £m
Debentures and other fixed rate loans						
Sterling						
C&C 9.875% debenture 2027	**9.88%**	**150.0**	**206.7**	9.88%	150.0	217.3
C&C 11.25% debenture 2021	**11.25%**	**80.0**	**118.4**	11.25%	80.0	124.0
CSC 6.875% unsecured bonds 2013	**6.88%**	**31.7**	**33.3**	6.88%	36.0	34.1
CSC 5.75% unsecured bonds 2009	**5.75%**	**68.6**	**69.0**	5.75%	74.9	68.9
US dollars						
Fixed rate loans	**6.54%**	**81.1**	**85.7**	7.20%	81.6	85.1
	8.55%	**411.4**	**513.1**	8.63%	422.5	529.4
Bank loans (LIBOR linked)						
– group	**–**	**1,403.0**	**1,403.0**	–	1,408.5	1,408.5
– share of joint ventures	**–**	**69.3**	**69.3**	–	66.1	66.1
Hedging instruments	**5.71%**	**–**	**89.6**	5.66%	–	114.3
		1,883.7	**2,075.0**		1,897.1	2,118.3
Convertible bonds – fixed rate (note 20)	**3.95%**	**233.9**	**230.9**	6.25%	64.0	76.5

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 38p per share (2002 – 47p). The maturity profile of financial liabilities is disclosed in note 21.

An analysis of the unrecognised hedging gains and losses at 31 December 2003 is set out below.

	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 31 December 2002	9.2	(123.5)	(114.3)
Gains and losses arising in prior periods that were recognised in the current period	(7.7)	19.6	11.9
Gains and losses arising in prior years that were not recognised in the current period	1.5	(103.9)	(102.4)
Net gains and losses arising in the current period that were not recognised in the current period	(0.3)	13.1	12.8
Unrecognised gains and losses on hedges at 31 December 2003	**1.2**	**(90.8)**	**(89.6)**
Gains and losses expected to be recognised in the next period	0.6	(20.3)	(19.7)

22 Financial instruments continued

Hedging instruments

Interest rate swap agreements outstanding during the period from 31 December 2003:

	Notional principal Average £m	Notional principal Maximum £m	Average contracted rate %
Sterling – pay fixed and receive floating			
In one year or less	1,242	1,242	5.72%
In more than one year but not more than two years	1,477	1,612	5.68%
In more than two years but not more than five years	1,612	1,612	5.69%
In more than five years but not more than ten years	1,188	1,612	5.69%
More than ten years	304	768	5.37%

In addition, the group has a £170 million interest rate cap at 6.5 per cent which expires in June 2005.

US dollars: the group had US$190 million currency and interest rate swap agreements held to hedge the net investment in the US. Under these contracts which expire in 2006 and 2007 the group pays fixed rate US interest at 3.49 per cent (weighted average) and receives fixed rate sterling interest at 4.37 per cent (weighted average).

At 31 December 2003, the net exposure to foreign currencies was US$50 million (2002 – US$32 million). The opening exposure was reduced to nil during the first quarter of 2003 in line with the policy of substantially hedging exposure to foreign currencies. The subsequent increase in exposure reflected valuation gains and profits recognised in the period.

Facilities

The group has various undrawn committed borrowing facilities. The facilities available at 31 December 2003 in respect of which all conditions precedent had been met were as follows:

	2003 £m
Expiring in more than two years	**700.0**

23 Provisions for liabilities and charges

	Deferred taxation £m	Other £m	Group Total £m	Company £m
At 31 December 2002	66.7	8.3	75.0	0.2
Net charge for the year	6.1	1.0	7.1	0.4
Pension contributions paid	–	(3.7)	(3.7)	(3.4)
Other movements	(1.9)	7.3	5.4	2.8
At 31 December 2003	**70.9**	**12.9**	**83.8**	**–**

Of the above provisions for liabilities and charges, £72.1 million falls due after more than five years and £11.7 million falls due between two and five years (2002 – £68.7 million and £6.3 million respectively).

Of the deferred taxation liability, £67.1 million (2002 – £60.9 million) relates to capital allowances claimed on plant and machinery within investment properties and £3.8 million (2002 – £5.8 million) relates to other timing differences.

24 Called up share capital

	2003 £m	2002 £m
Authorised 500,000,000 ordinary shares of 50p each	**250.0**	250.0
Issued and fully paid equity interests 321,778,298 (2002 – 312,578,570) ordinary shares of 50p each	**160.9**	156.3

During the year, the company purchased in the market for cancellation 271,450 ordinary shares of 50p each with a total nominal value of £135,725 (2002 – nil). The cost of purchase amounted to £1.5 million.

The company issued during the year a total of 9,471,178 (2002 – 3,015) shares with a nominal value of £4,735,589 on conversion of convertible bonds as described in note 20. During 2002, the company also issued 28.4 million shares at £5.60 with a nominal value of £14.2 million, raising £157.5 million after costs.

As at 5 February 2004, the company had an unexpired authority to repurchase shares up to a maximum of 30,986,407 shares with a nominal value of £15,493,204 million.

25 Capital and reserves

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Reconciliation of movements in shareholders' funds							
Group							
At 31 December 2002	156.3	489.3	61.3	1,458.3	485.6	32.7	2,683.5
Bond conversions	4.7	40.0	–	–	–	–	44.7
Cancellation of shares	(0.1)	–	0.1	–	–	(1.5)	(1.5)
Retained profit	–	–	–	–	–	2.9	2.9
Increase in valuation of investment properties	–	–	–	143.4	–	–	143.4
Group's share of increase in valuation of investment properties of joint ventures	–	–	–	5.2	–	–	5.2
Revaluation of fixed asset investments	–	–	–	9.0	–	–	9.0
Current tax relating to realisation of gains recognised in prior periods	–	–	–	–	–	(0.4)	(0.4)
Prior year revaluations realised	–	–	–	(2.0)	–	2.0	–
Foreign exchange and other movements	–	–	–	(3.9)	(0.4)	3.7	(0.6)
At 31 December 2003	**160.9**	**529.3**	**61.4**	**1,610.0**	**485.2**	**39.4**	**2,886.2**
Company							
At 31 December 2002	156.3	489.3	61.3	815.5	–	1,161.1	2,683.5
Retained profit	–	–	–	–	–	2.7	2.7
Bond conversions	4.7	40.0	–	–	–	–	44.7
Cancellation of shares	(0.1)	–	0.1	–	–	(1.5)	(1.5)
Current tax relating to realisation of gains recognised in prior periods	–	–	–	–	–	(0.3)	(0.3)
Revaluation of fixed asset investments	–	–	–	157.9	–	–	157.9
Foreign exchange and other movements	–	–	–	(0.8)	–	–	(0.8)
At 31 December 2003	**160.9**	**529.3**	**61.4**	**972.6**	**–**	**1,162.0**	**2,886.2**

26 Net assets per share

	2003 Net assets £m	2003 Shares millions	2002 Net assets £m	2002 Shares millions
Basic	**2,886.2**	**321.8**	2,683.5	312.6
Add back deferred tax in respect of capital allowances	**67.1**	**–**	60.9	–
Adjusted	**2,953.3**	**321.8**	2,744.4	312.6
Conversion of bonds	**233.9**	**30.0**	64.0	13.3
Diluted, adjusted	**3,187.2**	**351.8**	2,808.4	325.9

27 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Group operating profit	**227.8**	212.1
Depreciation and amortisation	**1.3**	1.4
Change in provision	**(2.7)**	–
Change in debtors	**18.1**	(22.3)
Change in creditors	**(1.6)**	10.6
	242.9	201.8

(b) Returns on investments and servicing of finance

	2003 £m	2002 £m
Interest received	**11.2**	3.8
Distributions received from joint ventures	**4.2**	–
Interest paid	**(130.1)**	(134.7)
	(114.7)	(130.9)

27 Cash flow continued

(c) Capital expenditure and financial investment

	2003 £m	2002 £m
Development expenditure and investment property additions	**(112.8)**	(485.4)
Sale of investment properties	**12.6**	164.5
Purchase of other fixed assets	**(26.8)**	(72.9)
Sale of other fixed assets	**25.7**	104.3
Purchase of trading properties and current investments	**(5.5)**	(0.6)
Sale of trading properties and current investments	–	1.6
	(106.8)	(288.5)

(d) Liquid resources

	2003 £m	2002 £m
Disposal of listed investments	**0.9**	0.3
Withdrawals from other deposits	**3.9**	5.0
	4.8	5.3

Liquid resources comprise investments in money funds and other deposits not qualifying as cash including commercial paper, certificates of deposit and fixed rate notes.

28 Financing cash flows

	2003 £m	2002 £m
Borrowings drawn and bonds issued	**349.5**	599.7
Borrowings repaid and bonds cancelled	**(149.3)**	(466.0)
Receipts from issuing shares	–	157.5
Payments to acquire own shares	**(1.5)**	–
Other financing cash flows	–	(9.1)
	198.7	282.1

29 Acquisitions and disposals of subsidiary undertakings

In 2003, £2.8 million was received as deferred consideration in respect of the sale in 2001 of Portfolio Fund Management Limited. There was no cash flow in 2002 in respect of acquisitions and disposals of subsidiary undertakings.

30 Capital commitments

At 31 December the estimated amounts of commitments for future expenditure were:

	Group 2003 £m	Group 2002 £m
Under contracts	**308.8**	349.8
Authorised by the Directors but not contracted	**36.4**	–
	345.2	349.8

Included in capital commitments under contract is £235 million in respect of the development of Chapelfield, Norwich under an arrangement whereby Lend Lease Europe will develop the centre on behalf of CSC who will become the owner on completion. All preconditions to commencing the development were met in December 2002, triggering an initial £40 million contribution (see note 9). The further commitment is estimated at £235 million, subject to the level of rental income achieved at completion, currently targeted for autumn 2005.

31 Contingent liabilities

At 31 December 2003, there were no contingent liabilities of which the Directors are aware (2002 – nil).

32 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC*(property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1 Irish Punt each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Limited (property)	Ordinary shares of £1 each	100
	7% preference shares of £1 each	100
CSC Property Investments Limited (property)	Ordinary shares of £1 each	100
CSC Potteries Limited (property)	Ordinary shares of £1 each	100
CSC Property Management Limited (property services)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Chapelfield Limited (property)	Ordinary shares of £1 each	100
Capital & Counties Limited (property) and its principal subsidiary undertakings:	Ordinary shares of 25p each	100
C&C Properties 2021 Limited (property)	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
Capcount Kensington Limited (property)	Ordinary shares of £1 each	100
C&C Management Services Limited (property services)	Ordinary shares of £1 each	100
CSC Management Services Limited (property services)	Ordinary shares of £1 each	100
C&C Properties UK Limited (property) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Kestrel Properties Limited (property)	Ordinary shares of £1 each	100
Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Properties Jersey Limited (property) (Jersey) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Capcount Kingsreach (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Capital Enterprise Centres (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	50
Liberty International Asset Management Limited (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited (treasury management)	Ordinary shares of £1 each	100
Liberty Retail Properties Limited (property)	Ordinary shares of £1 each	100
Capital & Counties U.S.A., Inc (USA)(property and financing)	Common stock of US$1 par value	100

*82.5 per cent held by Liberty International PLC and 17.5 per cent held by Liberty International Financial Services PLC.

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

33 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on pages 90 to 93 form part of these financial statements. Details of gains made on exercise of share options are contained in note 34.

34 Directors' interests

(a) In shares and bonds in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2003	2002
D. Gordon*	**11,832,125**	11,001,102
J.G. Abel	**100,416**	92,813
P.C. Badcock	**13,065**	7,403
R.A.M. Baillie	**5,965**	5,727
D. Bramson	**5,000**	5,000
R.W.T. Buchanan	**37,088**	37,088
D.P.H. Burgess	**9,250**	9,250
D.A. Fischel	**202,529**	161,925
G.J. Gordon	**1,486,891**	1,476,891
D.R. Leslie	**44,239**	44,239
M. Rapp	**7,929**	7,929
J.I. Saggers	**77,294**	51,400
A.C. Smith	**76,830**	55,310

*Mr D. Gordon had a non-beneficial interest in 25,480,372 ordinary shares in Liberty International (2002 – 24,436,462)

Other interests in shares and bonds of the group as at 31 December 2003 and 2002, or date of appointment if later, were:

Liberty International PLC ordinary shares of 50p each

Conditional awards of shares have been made under the company's annual bonus scheme.

The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent of the restricted and Share Incentive Plan shares (see below) combined. These shares will be released respectively three and five years in respect of awards made up to and including 2000, and two and four years respectively for awards made in 2001 and subsequently, after the date of the award provided the individual Director has remained in service. Awards to Executive Directors under the scheme to date have been as follows:

	At 31 December 2002	Vested	Awarded*	At 31 December 2003
J.G. Abel	25,420	11,696	7,434	**21,158**
P.C. Badcock	16,653	9,438	5,841	**13,056**
D.A. Fischel	59,180	26,007	13,806	**46,979**
J.I. Saggers	32,979	16,657	4,991	**21,313**
A.C. Smith	32,654	14,257	7,115	**25,512**

*Bonus shares in respect of the year ended 31 December 2002 awarded in February 2003. Details of Bonus shares awarded in respect of the year ended 31 December 2003 are given on page 93 of the Directors' remuneration report

Awards have also been made under the company's Share Incentive Plan (SIP), and certain Directors participate in the company's partnership share scheme as detailed below. The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares should continue to be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of acquisition. Shares held in trust for Executive Directors under the SIP are as follows:

	At 31 December 2002	Awarded	Partnership and dividend shares	At 31 December 2003
J.G. Abel	550	531	41	**1,122**
P.C. Badcock	550	531	378	**1,459**
D.A. Fischel	550	531	378	**1,459**
J.I. Saggers	550	531	378	**1,459**
A.C. Smith	550	531	378	**1,459**

3.95 per cent Liberty International convertible Bonds due 2010

A beneficial interest was held by Mr D. Gordon (£5,000,000).

CSC 6.875 per cent bonds due 2013

A beneficial interest was held by Mr D. Gordon (£2,500,000) (2002 – £2,500,000).

Capital & Counties Limited ordinary shares of 25p each

A non-beneficial interest of 400 (2002 – 400) shares was held by Mr D.A. Fischel.

34 Directors' interests continued

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

Director	Year granted	Option price pence	Number of share options: Held at 31 December 2002	Granted in year	Exercised in year or lapsed	Held at 31 December 2003	Exercisable between
The Liberty International Holdings PLC Executive Share Option Scheme 1987							
D.A. Fischel	1995	322	17,500	–	17,500	–	10/08/98 – 10/08/05
J.I. Saggers	1995	322	35,000	–	35,000	–	10/08/98 – 10/08/05
	1996	331	40,000	–	40,000	–	18/03/99 – 18/03/06
A.C. Smith	1994	366	20,000	–	–	20,000	06/09/97 – 06/09/04
	1995	322	17,500	–	–	17,500	10/08/98 – 10/08/05
The Liberty International Holdings PLC Incentive Share Option Scheme 1990							
D.A. Fischel	1995	322	22,500	–	22,500	–	10/08/98 – 10/08/05
	1996	331	50,000	–	50,000	–	18/03/99 – 18/03/06
	1999	419	160,000	–	–	160,000	12/03/02 – 12/03/09
J.I. Saggers	1999	419	50,000	–	–	50,000	12/03/02 – 12/03/09
A.C. Smith	1993	322	15,000	–	15,000	–	19/08/96 –19/08/03
	1995	322	12,500	–	–	12,500	10/08/98 – 10/08/05
	1996	331	30,000	–	30,000	–	18/03/99 – 18/03/06
	1999	419	60,000		60,000	–	12/03/02 – 12/03/09
The Liberty International PLC Incentive Share Option Scheme 1999							
J.G. Abel	2001	512	94,141	–	–	94,141	22/02/04 – 22/02/11
	2002	545	60,000	–	–	60,000	20/02/05 – 20/02/12
P.C. Badcock	2001	512	74,141	–	–	74,141	22/02/04 – 22/02/11
	2002	545	40,000	–	–	40,000	20/02/05 – 20/02/12
D.A. Fischel	1999	475	21,000	–	–	21,000	11/08/02 – 11/08/09
	2000	406	120,000	–	–	120,000	03/03/03 – 03/03/10
	2001	512	100,000	–	–	100,000	22/02/04 – 22/02/11
	2002	545	69,496	–	–	69,496	20/02/05 – 20/02/12
	2003	565	nil	50,000	–	50,000	22/02/06 – 22/02/13
J.I. Saggers	1999	475	17,500	–	–	17,500	11/08/02 – 11/08/09
	2000	406	50,000	–	–	50,000	03/03/03 – 03/03/10
	2001	512	60,000	–	–	60,000	22/02/04 – 22/02/11
	2002	545	50,000	–	–	50,000	20/02/05 – 20/02/12
	2003	565	nil	34,691	–	34,691	22/02/06 – 22/02/13
A.C. Smith	1999	475	17,500	–	17,500	–	11/08/02 – 11/08/09
	2000	406	60,000	–	–	60,000	03/03/03 – 03/03/10
	2001	512	60,000	–	–	60,000	22/02/04 – 22/02/11
	2002	545	50,000	–	–	50,000	20/02/05 – 20/02/12
	2003	565	nil	40,000	–	40,000	22/02/06 – 22/02/13
The Liberty International PLC Executive Share Option Scheme 1999							
J.G. Abel	2001	512	5,859	–	–	5,859	22/02/04 – 22/02/11
P.C. Badcock	2001	512	5,859	–	–	5,859	22/02/04 – 22/02/11
D.A. Fischel	2002	545	5,504	–	–	5,504	20/02/05 – 20/02/12
J.I. Saggers	2003	565	nil	5,309	–	5,309	22/02/06 - 22/02/13

34 Directors' interests continued

(b) In share options in the company continued

Mr D.A. Fischel exercised options on 30 July 2003, at a market price of 643p per share, at which time the difference between the exercise price and market price was in aggregate £284,400. Mr A.C. Smith exercised options on 18 February 2003, at a market price of 558p per share, at which time the difference between the exercise price and market price was in aggregate £97,925. Mr A.C. Smith also exercised options on 1 April 2003, at a market price of 570.5p per share, at which time the difference between the exercise price and market price was in aggregate £109,125. Mr J.I. Saggers exercised options on 6 March 2003, at a market price of 568p per share, at which time the difference between the exercise price and market price was in aggregate £86,100. Mr J.I. Saggers also exercised options on 9 May 2003, at a market price of 596p per share, at which time the difference between the exercise price and market price was in aggregate £106,000. The market value of Liberty International ordinary shares at 31 December 2003 was 682.5p and during the year the price varied between 523.5p and 690p.

(c) No Director had any dealings in the shares of any group company between 31 December 2003 and 5 February 2004, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2003.

35 Employees' information

	2003 £m	2002 £m
Wages and salaries	**24,756**	22,480
Social security costs	**2,603**	2,205
Other pension costs	**1,989**	1,163
	29,348	25,848

At 31 December 2003 the number of persons employed was 802 (2002 – 813). The average number of persons employed during the year was as shown below:

	2003 Number	2002 Number
Liberty International PLC	**55**	49
Capital Shopping Centres	**632**	686
Capital & Counties	**108**	107
	795	842

Options to subscribe for ordinary shares under the Liberty International Holdings PLC Executive Share Option Scheme 1987, the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999, the Liberty International PLC Executive Share Option Scheme 1999, and the Capital Shopping Centres PLC Executive Share Option Scheme 1995, were outstanding as set out below.

Date of grant		Scheme	Price per share pence	Ordinary shares Number	Exercisable between
06/09/1994		1987	366	20,000	1997 and 2004
06/09/1994		1990	366	33,000	1997 and 2004
22/05/1995		1995	279.5	6,797	1998 and 2005
10/08/1995		1987	322	27,500	1998 and 2005
10/08/1995		1990	322	22,500	1998 and 2005
12/03/1996		1995	331.5	16,520	1999 and 2006
12/03/1996		1995	337	2,704	1999 and 2006
18/03/1996		1987	331	29,500	1999 and 2006
12/03/1999		1990	419	247,500	2002 and 2009
11/08/1999	ISOS	1999	475	68,250	2002 and 2009
03/03/2000	ISOS	1999	406	330,000	2003 and 2010
22/02/2001	ESOS	1999	512	230,616	2004 and 2011
22/02/2001	ISOS	1999	512	1,373,884	2004 and 2011
20/02/2002	ESOS	1999	545	131,924	2005 and 2012
20/02/2002	ISOS	1999	545	948,076	2005 and 2012
06/03/2002	ESOS	1999	567	10,582	2005 and 2012
06/03/2002	ISOS	1999	567	139,418	2005 and 2012
21/02/2003	ESOS	1999	565	80,111	2006 and 2013
21/02/2003	ISOS	1999	565	962,389	2006 and 2013
Total				4,681,271	

35 Employees' information continued

Conditional awards of Additional and Restricted shares under the companies' annual bonus schemes outstanding at 31 December 2003 are as shown below. Awards made under the CSC annual bonus scheme were originally in respect of ordinary shares in CSC. These awards were rolled over in accordance with the terms of the acquisition of CSC and now relate to ordinary shares in Liberty International.

The company operates a Share Incentive Plan ("SIP") which is more fully described in the Directors' remuneration report on page 90. Awards under the SIP made as part of the annual bonus arrangements outstanding at 31 December 2003 are also as shown below. Additionally the SIP trustee is holding 36,457 shares in respect of the SIP Partnership scheme and SIP Dividend shares, which are shares purchased using the dividends paid on the shares held in the SIP trust.

	Annual bonus scheme	SIP	Restricted	Additional
1999	Liberty International			20,939
1999	CSC			15,000
2000	Liberty International			30,108
2000	CSC			18,822
2001	Liberty International			56,250
2002	Liberty International	50,151	75,775	62,784
2003	Liberty International	39,120	76,058	56,756
Total		89,271	151,833	260,659

A total of 5,230,928 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2003 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the annual bonus schemes. A total of 125,728 shares are held by Capita IRG Trustees Ltd, as trustee for the SIP.

36 Pensions

(a) Current pension arrangements

The group operates a number of pension schemes in the United Kingdom and the USA, the assets of which are held in separate trustee-administered funds. The group's policy is to provide future retirement benefits through defined contribution arrangements which were established in 1997/98. There is still one defined benefit scheme, the Liberty International Group Retirement Benefit Scheme ("the Scheme"), which continues to accrue future service benefits. It is a funded defined benefit scheme and is not contracted out of the UK State Second Pension (S2P). The Scheme was closed to new members in 1997.

(b) Pension costs

All pension costs of group schemes are charged to the profit and loss account so as to spread the costs of pensions evenly over the normal expected service lives of employees. The basis of charge is as follows:

(i) The Scheme – a defined benefit scheme The pension cost relating to the Scheme is assessed in accordance with the advice of Mellon Human Resources and Investor Solutions (formerly Buck Consultants Limited), an independent firm of qualified actuaries. The pension costs and balance sheet items for the year ended 31 December 2003 have been based on the same valuation method and assumptions used at the last formal Scheme valuation as at 6 April 2003.

This valuation used the "Attained Age" valuation method and a market led set of assumptions. As at 6 April 2003, the market value of the Scheme's assets was £27.5 million (2002 – £30.5 million), which equated to 88.9 per cent (2002 – 118 per cent) of the benefits that had accrued to Scheme members after allowing for expected future increases in earnings where applicable. The deficit in funding for past service benefits amounted to £3.4 million (2002 – surplus £4.6 million). The movement from surplus to deficit was due primarily to lower than anticipated equity investment returns and changes in the economic and mortality factors used.

The main economic assumptions used in the valuation were:

	April 2003 basis % per annum compound
Investment return before retirement	8.00%
Investment return after retirement	4.70%
Price inflation	2.60%
Salary increases	4.60%
Pension increases	2.60%

The company has increased its contribution rate from April 2003 to 24.5 per cent of members' pensionable salaries, resulting in employer contributions being paid of £0.7 million (2002 – 2.5 per cent, £0.1 million), and this rate will continue at 24.5 per cent pending a funding review as at April 2004. In addition, the company paid a special one-off contribution in December 2003 of £3 million.

The total pension charge to the profit and loss account in respect of the Scheme, calculated in accordance with SSAP 24, for the year ended 31 December 2003 was £1.0 million (2002 – £0.2 million). The amount carried in the balance sheet in respect of prepaid pension contributions as at 31 December 2003 was £0.7 million (2002 – provision for future contributions of £2.0 million), as calculated in accordance with SSAP 24.

36 Pensions continued

(ii) Defined contribution arrangements The pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.0 million (2002 – £1.0 million) in respect of the other UK pension schemes and £0.1 million (2002 – £0.1 million) for the US scheme.

(iii) Additional information required in respect of FRS 17 The company continues to account for pensions in accordance with the requirements of SSAP24 and complies with the transitional arrangements required by FRS17. The additional disclosures required by FRS17 are shown below.

The fair value of the Scheme's assets and the expected rates of return were as follows:

	Value at 31 December 2003 £m	Long-term expected return at 31 December 2003	Value at 31 December 2002 £m	Long-term expected return at 31 December 2002	Value at 31 December 2001 £m	Long-term expected return at 31 December 2001
Equities	**11.9**	**8.25%**	9.7	8.0%	13.0	7.8%
Hedge fund	**2.4**	**8.25%**	2.2	8.0%	2.3	7.8%
Index-linked gilts	**13.1**	**4.75%**	12.6	4.6%	12.0	4.8%
Property	**2.4**	**8.00%**	2.3	8.0%	2.2	7.8%
Other[(a)]	**4.0**	**3.75%**	0.6	4.0%	0.7	4.0%
Total	**33.8**	**6.3%**	27.4	6.3%	30.2	6.5%

[(a)] Includes a lump-sum contribution of £3 million paid in December 2003.

The present value of the Scheme's liabilities at 31 December 2003, calculated in accordance with FRS 17 by an independent actuary, was £34.0 million. The main economic assumptions used at this and the previous accounting date were as follows:

	31 December 2003 (% per annum)	31 December 2002 (% per annum)	31 December 2001 (% per annum)
Discount rate	**5.50%**	5.50%	5.85%
Earnings increases	**4.75%**	4.30%	4.55%
Price inflation	**2.75%**	2.30%	2.55%
Increases to pensions in payment	**2.75%**	2.30%	2.55%
Increases to deferred pensions before payment left before 1 January 1985	**3.00%**	3.00%	3.00%
Increases to deferred pensions before payment left after 31 December 1984	**2.75%**	2.30%	2.55%

If the group were to have adopted FRS 17, the following liability would be recognised in the balance sheet:

	31 December 2003 £m	31 December 2002 £m
Total market value of scheme assets	**33.8**	27.4
Present value of scheme liabilities	**(34.0)**	(27.4)
Deficit in the scheme	**(0.2)**	–
Related deferred tax asset	**0.1**	–
Net pension liability	**(0.1)**	–

The resulting group net assets and profit and loss reserve would be amended as follows:

	31 December 2003 £m	31 December 2002 £m
Net assets excluding pension liability	**2,886.2**	2,683.5
Pension liability	**(0.1)**	–
Net assets including pension liability	**2,886.1**	2,683.5
Profit and loss reserve excluding pension liability	**39.4**	32.7
Pension liability	**(0.1)**	–
Profit and loss reserve including pension liability	**39.3**	32.7

36 Pensions continued

The following would have been recognised in the performance statements:

	2003 £m	2002 £m
Operating profit:		
Current service cost	**(0.9)**	(0.8)
Total operating charge	**(0.9)**	(0.8)
Other finance income:		
Expected return on pension scheme assets	**1.7**	1.9
Interest on pension scheme liabilities	**(1.5)**	(1.5)
Net return	**0.2**	0.4
Statement of total recognised gains and losses:		
Actual return less expected return on pension scheme assets	**1.8**	(4.2)
Experience gains and losses arising on the scheme liabilities	**0.9**	0.4
Changes in assumptions underlying the present value of the scheme liabilities	**(5.8)**	(0.7)
Actuarial (loss) recognised	**(3.1)**	(4.5)

	2003 £m	2002 £m
Movement in surplus during the year:		
Surplus in scheme at beginning of year	**–**	4.8
Movement in the year:		
Current service cost	**(0.9)**	(0.8)
Contributions	**3.7**	0.1
Other finance income	**0.2**	0.4
Actuarial (loss)	**(3.1)**	(4.5)
(Deficit) in scheme at the end of the year	**(0.1)**	–

As the Scheme is closed to new members, the service cost, as a percentage of pensionable salaries, will increase in the future.

Details of experience gains and losses:		
Difference between the expected and actual return on scheme assets:		
Amount (£m)	**1.8**	(4.2)
Percentage of scheme assets	**5.5%**	(15.3)%
Experience gains and losses on scheme liabilities:		
Amount (£m)	**0.9**	0.4
Percentage of the present value of the scheme liabilities	**2.6%**	1.5%
Total amount recognised in statement of total recognised gains and losses:		
Amount (£m)	**(3.1)**	(4.5)
Percentage of the present value of the scheme liabilities	**(9.1)%**	(16.4)%

The group has no significant exposure to any other post retirement benefit obligations.

The company is committed to high standards of corporate governance throughout the group. The company is required to comply with "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which forms part of the UK Listing Authority Listing Rules. In July 2003 the Financial Reporting Council issued a revised Combined Code ("the Revised Code"), derived from the much publicised Higgs Review on the role and effectiveness of non-executive directors and Sir Robert Smith's guidance for Audit Committees. The Revised Code applies to accounting periods beginning on or after 1 November 2003 – so in the case of Liberty International, the Revised Code became effective on 1 January 2004 and will be reported on in next year's annual report when the Revised Code will have applied to Liberty International for a full reporting year.

The Revised Code contains no definition of corporate governance. The first supporting principle of Revised Code provision A.1 reads as follows:

"The Board's role is to provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board should set the company's strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance. The Board should set the company's values and standards and ensure that its obligations to its shareholders and others are understood and met."

To aid compliance with the Code, Liberty International uses the following description as a guide to its corporate governance approach which it recognises as a means to an end:

> *"The system by which an organisation is directed and controlled at its most senior levels in order to achieve its objectives and meet the necessary standards of accountability and probity."*

With the aim of achieving and demonstrating full compliance with the Revised Code as quickly as possible, the company has revised, where appropriate, some of its existing procedures and policies and has introduced new procedures where necessary. A summary of the new reporting requirements, as set out in Schedule C of the Revised Code, together with Liberty International's response to each new reporting requirement, is provided for information on the company's website, "www.liberty-international.co.uk."

The company has always also had a strong commitment to high standards of Corporate Social Responsibility. Details are set out on pages 94 and 95.

The explanatory paragraphs below relate to the requirements of the existing Code as this report necessarily looks back over the year ended 31 December 2003.

The Board is accountable to the company's shareholders for good governance and the information and statements below describe how the principles set out in the Code are applied by the company.

The company's internal procedures, including those relating to financial, operational and compliance controls and risk management, adopted by the Board and regularly reviewed and updated, are designed to enable the company to operate to the new standards of corporate governance and to comply with the Code. The procedures describe the constitution and duties of the Board and the various Board Committees and, as appropriate, specify responsibilities and levels of responsibility.

Statement of compliance

Based on the information set out in this section (together with the statements and procedures referred to in the Directors' remuneration report on pages 90 to 93), the Board believes that, save as indicated on page 88, throughout the accounting period under review the company has applied the principles and complied with the provisions set out in Section 1 of the Code.

The principal corporate governance procedures are summarised as follows:

The Board

At the year end the Board comprised the Chairman, Mr D. Gordon, five executive and seven non-executive Directors. The Board's views on independence or otherwise of the non-executive Directors are set out below.

Biographies of the Board members appear on pages 54 and 56. The differing roles of the Chairman, Mr D. Gordon, and the Chief Executive, Mr D. A. Fischel, are recognised and prescribed by the Board.

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders at least every three years. This is in compliance with the Code requirements.

The Executive Directors have service contracts which have a notice period of 12 months. Non-executive Directors are appointed for three-year periods and their continuing service thereafter is subject to review by the Board. Mr R.A.M. Baillie was appointed as Senior Independent Director in 1999. As Mr Baillie is retiring from the Board at the Annual General Meeting in March 2004, a new Senior Independent Director will be appointed in his place.

The Board is responsible to all shareholders for the effective control and proper management of the Liberty International group. There is a schedule of matters reserved for decision by the whole Board. In certain cases, the Board has delegated its authority under clearly defined conditions to technical committees of the Board and, in addition, has established the Chairman's Committee through which all significant business decisions are channelled for detailed discussion prior to consideration by the full Board.

The CSC and C&C Capital Projects Committees review all projects in detail and have the authority to approve capital expenditure of up to £10 million. Corporate transactions with a value of up to £40 million can be approved by the Chairman's Committee, but transactions of a higher value must be approved by the full Board.

The Board meets quarterly to consider the above matters and other information requested from management. This is supplied on a timely basis to enable the Board to discharge its duties. Additional meetings are arranged when necessary, and Directors are kept regularly informed of developments.

The company seeks to develop regular dialogue with individual institutional shareholders through regular meetings and announcements, and constructive liaison with private shareholders who have the opportunity to attend and put questions at the company's Annual General Meeting. The company also has a comprehensive website on which up-to-date information is available to all shareholders and potential investors.

The Chairman's Committee

This Committee comprises the Chairman, Chief Executive and five non-executive Directors, Mr Baillie, Mr Bramson, Mr Buchanan, Mr Burgess and Mr Rapp. It is responsible for the development of strategy and policy proposals for consideration by the Board and, if approved, for monitoring the implementation of the Board's directives thereon, and deals with delegated matters between Board meetings.

Audit Committee

The members of the Audit Committee are Mr Burgess, Mr Baillie, Mr Buchanan and Mr Rapp, all of whom are non-executive Directors. The Committee is chaired by Mr Burgess. The Audit Committee is responsible, inter alia, for monitoring the adequacy of the group's financial and internal controls, risk management, accounting policies and financial reporting, for providing a forum through which the auditors report to the Board and for ensuring the provision of information to enable the Board to present a balanced and understandable assessment of the company's position and prospects. The composition of the Audit Committee under Code provision D.3.1. is referred to below.

Nomination and Review Committee

The members of the Nomination and Review Committee are Mr D. Gordon, Mr Baillie, Mr Buchanan, Mr Burgess and Mr Rapp. The Committee is chaired by Mr D. Gordon. The Committee is responsible for carrying out an annual performance evaluation of the Board, its committees and individual Directors, as well as making recommendations to the Board on Board and subsidiary Board appointments and succession planning.

Remuneration Committee

The members of the Remuneration Committee are Mr Baillie, Mr Buchanan, Mr Burgess, Mr D. Gordon and Mr Rapp. The Committee is chaired by Mr Baillie.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions of service applying to Directors and Senior Executives of the group and the provision of incentivisation and performance-related benefits to any Executive Director or employee. The Directors' remuneration report is set out on pages 90 to 93.

Internal control

The Board is responsible for the group's system of internal control and for reviewing its effectiveness. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only reasonable rather than absolute assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the group's significant risks, which has been in place throughout the year ended 31 December 2003 and up to the date of approval of the Annual Report and Accounts. It is regularly reviewed by the Board and it complies with internal control guidance for Directors issued by the Turnbull Committee.

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both the internal audit and compliance functions, which may include recommendations for improvement.

Internal financial reporting

Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information
The group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparisons against budget. The Board reviews these for the group as a whole and determines appropriate action.

Major investments
All major investments of the group are reviewed by at least one Committee of the Board and by the Board itself before being authorised and implemented.

Group treasury
The group has a centralised treasury function that reports to the Board on a regular basis. The reports provide details of counterparties, interest rates and foreign exchange risks and derivatives. Additional information on this subject is given in note 22 on pages 73 to 75.

Operating unit financial controls
Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed by the Board during regular internal audit visits.

The Board has conducted a review of the effectiveness of systems of internal financial control for the year ended 31 December 2003 and has taken into account material developments which have taken place since the year end. The review was performed on the basis of criteria set out in the Guidance for Directors "Internal Control and Financial Reporting" issued in December 1994.

Code provisions with which Liberty International did not comply for the year ended 31 December 2003:

Code provision B.2.2.
"Composition of Remuneration Committee

Remuneration Committees should consist exclusively of non-executive Directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement."

The Remuneration Committee comprises Mr Baillie (Chairman), Mr Buchanan, Mr Burgess, Mr D. Gordon and Mr Rapp. Mr D. Gordon does not meet the Code's test of independence and therefore Liberty International has not complied with this Code provision. The Board believes that Mr D. Gordon makes a considerable contribution to the Remuneration Committee's deliberations and that he should remain a member. Mr D. Gordon is more familiar with the day-to-day performance of the executive Directors and Senior Executives than are other members of the Committee. Mr D. Gordon is not involved in matters concerning his own remuneration.

Code provisions with which Liberty International considers it complied for the year ended 31 December 2003 but where certain external parties have in previous years taken a different view.

(a) Code provision D.3.1.
"Composition of Audit Committee

The members of the Audit Committee, a majority of whom should be independent non-executive Directors, should be named in the report and accounts."

The Audit Committee comprises Mr Burgess (Chairman), Mr Baillie, Mr Buchanan and Mr Rapp. Some external commentators have expressed the opinion that some of the non-executive Directors who serve on the Audit Committee are not independent. The Board believes that all four non-executive Directors who serve on the Audit Committee are independent as described below.

(b) Code provision A.3.2.
"Independence of non-executive Directors

The majority of non-executive Directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement."

The Board of Liberty International believes that five out of its seven non-executive Directors are independent and that the company therefore complied with this Code provision throughout 2003.

However, some external commentators have taken a different view regarding the application of this Code provision. The facts relating to the independence or otherwise of each of the seven non-executive Directors of Liberty International are set out below for the information of shareholders.

The Revised Code requires that at least half the Board, excluding the Chairman, is independent. As referred to in the Chairman's Statement and Review of Operations, it is expected that the Board composition will be in line with this requirement following the anticipated appointment of two new non-executive Directors in 2004.

Mr R.A.M. Baillie Mr Baillie, the Senior Independent non-executive Director, has served on the Board of Liberty International for more than nine years which, although not expressly a contravention of the Code, is seen by some external commentators as a reason for being regarded as "not independent". The Board considers that Mr Baillie is fully independent and is free from any business or other relationship which could materially interfere with the exercise of his independent judgement, notwithstanding his length of service. Mr Baillie has confirmed in writing to the Board that he knows no reason of which the Board is unaware as to why he should not be considered independent. The Board also considers that Mr Baillie's length of service has been of considerable benefit to the Board given his wealth of knowledge and experience of the complexities of the Liberty International group. As explained in the Chairman's Statement on pages 4 to 15, Mr Baillie has informed the Board that, having attained the age of 70, he will retire from the Board at the close of the company's forthcoming Annual General Meeting.

Mr D. Bramson Mr Bramson was appointed to the Board in January 2001. He retired as Senior Partner of Nabarro Nathanson in 2001 and now acts as a consultant to that firm of lawyers which advises the Liberty International group. However, the Board considers that the relationship does not interfere with the exercise of his independent judgement and Mr Bramson has confirmed in writing to the Board that he knows no reason of which the Board is unaware as to why he should not be considered independent.

Mr R.W.T. Buchanan Mr Buchanan was appointed to the Board in 1997 and has completed two three-year terms. The Board has renewed Mr Buchanan's appointment for a further three-year term. Mr Buchanan is regarded by the Board as independent and he has confirmed in writing to the Board that he knows no reason of which the Board is unaware as to why he should not be considered independent.

Mr D.P.H. Burgess Mr Burgess was appointed to the Board in January 2001. Mr Burgess is a Partner of Jones Day, a firm of lawyers which has from time to time (though not in any material respect in the last three years) advised Liberty International. The Board is confident that the relationship does not interfere with the exercise of his independent judgement. Mr Burgess has confirmed in writing to the Board that he knows no reason of which the Board is unaware as to why he should not be considered independent.

Mr G.J. Gordon Mr G. Gordon is the son of Mr D. Gordon, Chairman of Liberty International. Mr G. Gordon is not therefore considered by the Board to be fully independent.

Mr D.R. Leslie Mr Leslie was appointed to the Board in 2000. Mr Leslie was within the last five years an Executive Director of Liberty International and therefore is not independent under the Code provisions. However, the Board is confident that the relationship does not interfere with the exercise of his independent judgement. Mr Leslie has informed the Board that he intends to retire from the Board with effect from the close of the company's forthcoming Annual General Meeting.

Mr M. Rapp Mr Rapp has served on the Board of Liberty International for more than nine years which, although not expressly a contravention of the Code, is seen by some external parties as a reason for being regarded as "not independent". The Board considers that Mr Rapp is fully independent and is free from any business or other relationship which could materially interfere with the exercise of his independent judgement, notwithstanding his length of service. Mr Rapp has confirmed in writing to the Board that he knows no reason of which the Board is unaware as to why he should not be considered independent. The Board also considers that Mr Rapp's length of service has been of considerable benefit to the Board, given his wealth of knowledge and experience of the complexities of the Liberty International group. Mr Rapp is a non-executive Director of Liberty Group Limited, a 5 per cent shareholder in Liberty International, but this directorship is unconnected with his directorship of Liberty International and he is not on the Liberty International Board as a representative of Liberty Group Limited.

The Revised Code

The company carried out a thorough and comprehensive review of the Revised Code which came into effect, for Liberty International, on 1 January 2004. The company has always considered that the processes for sifting information and opinions and forming focussed decisions on the basis of well-considered evidence is a vital part of corporate governance. Sound corporate governance is a high priority and the Board has revised, where appropriate, some of its existing procedures and policies and has introduced new procedures, where necessary, to enable the company to comply in virtually all respects with the Revised Code with effect from 1 January 2004. For example, the company has revised the terms of reference for the Audit, Remuneration and Nomination & Review Committees and has updated the terms of the letter of appointment for non-executive Directors, bringing them into line with the Revised Code guidelines; it has introduced a more formal induction process for new Directors; and has updated its Whistleblowing Policy.

The members of the Remuneration Committee are Mr R.A.M. Baillie, Mr R.W.T. Buchanan, Mr D.P.H. Burgess, Mr D. Gordon and Mr M. Rapp. It is constituted under terms of reference and procedures laid down by the Board designed to enable the company to comply with the requirements relating to remuneration policy contained in "The Combined Code on Corporate Governance" ("the Code") which forms part of the UK Listing Authority Listing Rules. This report also covers additional matters required under the terms of The Directors' Remuneration Report Regulations 2002 ("the Regulations").

The Regulations require the auditors to report to the company's members on the information contained in Tables 2 and 3 and as otherwise indicated as subject to audit in this remuneration report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). Their report on these matters is included in the independent auditors' report.

The Remuneration Committee acts under terms of reference established by the Board. Its principal responsibility is to determine remuneration for the group's Directors and Senior Executives. In determining policy, the Remuneration Committee has given full consideration to the best practice provisions of the Code and has complied with the principles and provisions of the Code in developing remuneration policies which provide the benefits referred to below and which directly align the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders. During the year the Committee requested and received advice from Monks Partnership regarding remuneration data for comparative purposes. Monks Partnership has not advised the Liberty International group in relation to any other matter and, because of the nature of the advice sought, Monks Partnership has not been formally appointed by the Committee.

Remuneration policy for Executive Directors

The company's remuneration policy aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to both individual and business performance. The policy and the components of the remuneration package as described below were applied during the year under review and it is the present intention that this policy will continue to apply during 2004 and thereafter unless circumstances dictate change. The components of the remuneration package are:

(i) Basic annual salary and benefits

Executive Directors and senior and other staff salaries are reviewed annually in the light of competitive market practice including reference to comparable data of other companies in the real estate sector. The main elements of the basic benefits are pension benefits, private health care and the provision of company cars or cash alternative.

(ii) Incentive performance-related benefits

The Executive Directors' remuneration is divided between non-performance related components (predominantly base salary and pension) and performance-related components (the annual review of salaries in the light of individual and corporate performance, annual bonus arrangements and the grant and subsequent exercise of options). The current policy is to place emphasis on the performance-related components of each Director's remuneration, whilst ensuring that the base salary remains competitive. The proportion of the Executive Directors' remuneration (excluding options) which is non-performance-related is, on average, around 75 per cent of their total remuneration. The balance of approximately 25 per cent is performance-related. Options have been excluded from this analysis. However, it should be recognised that options represent a significant incentive for the Executive Directors. The company has a dormant Long-Term Incentive Plan under which no awards have been made and there is no current intention to utilise that Plan.

(a) Annual Bonus Scheme and Share Incentive Plan

The company awards discretionary annual bonuses to selected individuals, including Executive Directors and staff. Part of the bonus can be taken in the form of shares in the company, conditional on the individuals concerned remaining in employment for specified periods. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and Share Incentive Plan shares (see below) combined. The Restricted and Additional shares are released two and four years respectively after the date of the award.

The company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company. The SIP utilises shares purchased in the market as opposed to subscribing for new shares. Also, as part of the SIP arrangements, the company offers eligible employees the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by Inland Revenue regulations.

The aggregate cost of annual bonuses which may be provided under the annual bonus scheme, including the cost of shares acquired to meet share awards, is not generally expected to exceed 25 per cent of the aggregate emoluments of eligible employees. The level of any annual bonus is determined by the Remuneration Committee and is dependent upon the achievement in the prior year of corporate results and objectives against predetermined budgets and targets.

Details of the Executive Directors' individual bonus awards in cash and shares under the annual bonus scheme for the year ended 31 December 2003 and previous years are set out on pages 79, 92 and 93. The company operates and provides funds for an Employee Share Ownership Plan ("ESOP") which utilises the funds to purchase shares required under the annual bonus scheme.

(b) Share options

Under the company's Incentive Share Option Scheme, executives (including Executive Directors) may be granted options to acquire shares in the company, subject to the achievement of a performance condition, at an option price not less than the market price at the time of the grant. The performance condition reflects growth in earnings rather than dividends. The performance condition, which is considered challenging and reflects the group's objectives, requires smoothed earnings growth equal to or greater than 5 per cent per annum (or, if greater in any year, 120 per cent of the percentage increase in the Retail Price Index) over a minimum three-year comparison period. "Smoothed" earnings growth excludes exceptional and trading profits above a certain level. Criteria comparing earnings performance with a comparator group of companies were considered by the Remuneration Committee. On completion of the three-year performance period, the Remuneration Committee determines whether or not the performance condition has been met, by reference to the results for the relevant year and, if the condition has not been met, this is communicated to the option holders concerned. All participating Directors are subject to the above performance condition. The performance condition now applies to options granted under the Inland Revenue approved share option scheme. The performance condition may be amended or waived in exceptional circumstances at the discretion of the Committee. The Remuneration Committee approved a number of minor amendments to the group's share option scheme rules during the year, primarily to reflect changes announced in the Chancellor of the Exchequer's Budget and to bring the rules up to date in terms of references to statutes. None of the changes required shareholders' approval.

It is proposed to carry out a review of the group's incentive plans, including pension arrangements and long term incentives in 2004 with a view to ensuring that the group remains competitive and has in place effective incentive plans.

Options held by Executive Directors over ordinary shares are set out in note 34 on page 80.

(iii) Pensions

Executive Directors and staff who joined the company prior to April 1997 continue to participate in the group's defined benefit pension scheme which provides a pension of up to two-thirds of salary on retirement, dependent on length of service and Inland Revenue approved limits. Pension benefits for Executive Directors are based on basic salary. Executive Directors and staff who joined or join the company after April 1997 are eligible to receive defined contribution pension benefits. Details of the pension benefits provided to Executive Directors for the year ended 31 December 2003 are set out on page 93.

(iv) Service contracts

The company's policy is to provide contracts terminable on 12 months' notice or less on either side. Executive Directors have rolling service contracts which are terminable on 12 months' notice on either side. None of the existing service contracts makes any provision for termination payments, other than for payment in lieu of notice. No termination payments were made during the year to any former Directors.

Table 1

The following service contracts are rolling service contracts and therefore do not have an end date.

	Date of commencement of contract	Notice period
D.A. Fischel	24 June 1999	12 months
J.G. Abel	15 March 1994*	12 months
P.C. Badcock	12 December 1994*	12 months
J.I. Saggers	1 November 2000†	12 months
A.C. Smith	24 June 1999	12 months

*Contract with Capital Shopping Centres PLC
†Contract with Capital & Counties Limited

(v) Remuneration policy for non-executive Directors

Non-executive Directors appointed since 2000 have been appointed on fixed terms of three years, subject to renewal thereafter. Non-executive Directors each received a fee of £20,000 per annum in 2003. Non-executive Directors who are members of the Chairman's Committee and who assume additional specific responsibilities receive supplementary fees. The Chairman of the Audit Committee receives £10,000 per annum and the Chairman of the Remuneration Committee receives £7,500 per annum. Other non-executive Directors who are members of the Audit Committee, the Chairman's Committee or the Remuneration Committee receive additional fees. Non-executive Directors receive no benefits from their office other than fees and are not eligible to participate in group pension arrangements.

Mr D.P.H. Burgess's fees, totalling £46,250 were paid to a third party. Mr M. Rapp's fees, totalling £75,000 were paid to a third party.

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Liberty International over the five-year period ended 31 December 2003, compared with our closest comparator group, the FTSE Real Estate Index. TSR is defined as share price growth plus reinvested dividends. For additional information, data for the FTSE-100 and FTSE-250 are also indicated.

Total Shareholder Return (TSR) for period 1 January 1999 to 31 December 2003


TSR Index at 1.1.99 = 100, Source: Datastream
Liberty International TSR
FTSE 100 TSR
FTSE 250 TSR
FTSE Real Estate index TSR
200
180
160
140
120
100
80
60
1999
2000
2001
2002
2003

Directors' emoluments Table 2

Details of individual Directors' emoluments are set out in the table below:

Name	Salary and service contract remuneration £	Benefits in kind (including car allowance) £	Annual bonus £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	Aggregate emoluments excluding pensions 2003 £	Aggregate emoluments excluding pensions 2002 £
Chairman								
D. Gordon	385,000	26,880		85,000		50,000	546,880	504,061
Executive								
D.A. Fischel	375,000	15,838	194,000				584,838	556,345
J.G. Abel	207,500	15,671	82,500				305,671	253,176
P.C. Badcock	171,250	15,671	53,750				240,671	200,086
J.I. Saggers	215,800	16,309	51,840				283,949	236,899
F.B. Sher (26.03.03†)	47,713	3,745					51,458	254,796
A.C. Smith	209,250	15,838	80,750				305,838	280,695
Non-executive								
R.A.M. Baillie				20,000	27,500		47,500	42,500
D. Bramson				20,000	20,000		40,000	35,000
R.W.T. Buchanan				20,000	25,000		45,000	40,000
D.P.H. Burgess				20,000	26,250		46,250	38,750
G.J. Gordon				20,000			20,000	20,000
D.R. Leslie				20,000	5,000		25,000	25,000
M. Rapp				20,000	25,000	30,000	75,000	70,000
P. Sober (28.03.02†)								11,250
	1,611,513	109,952	462,840	225,000	128,750	80,000	2,618,055	2,568,558

†Retired

Benefits provided for the Chairman and Executive Directors which are not in cash relate to the provision of cars, a chauffeur and medical health insurance.

Full details relating to the holding and exercise of share options by Directors are set out in note 34 to the accounts, which is subject to audit.

Executive Directors were awarded a bonus on 3 February 2004 under the annual bonus scheme for the year ended 31 December 2003. Part of the bonus entitlement was taken in cash, part in the form of shares under the SIP, and a further part as a conditional award of shares in the company. The SIP shares are held in trust for a period of five years to qualify for tax advantages. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and SIP shares combined. The Restricted and Additional shares will be released respectively two and four years after the date of the award, provided the individual Director has remained in service.

Directors' emoluments continued (Table 2 continued)

The awards to the Executive Directors were as follows:

	SIP*	Restricted*	Additional*
D.A. Fischel	462	8,308	4,385
J.G. Abel	–	–	–
P.C. Badcock	–	–	–
J.I. Saggers	462	2,898	1,680
A.C. Smith	462	4,500	2,481

*The numbers of shares shown above are indicative only; the precise number of shares awarded will depend on the market price of ordinary shares on the relevant day preceding the awards and may differ from the estimated number

The interests of Directors in previous conditional awards of ordinary shares under the annual bonus scheme are detailed in note 34 on page 79.

Directors' pensions Table 3

Six Directors were members of a defined benefit arrangement, benefits earned being as follows:

(a) Disclosures as required by Schedule 7A of the Companies Act 1985

Name	Total pension accrued at 31 December 2003* £ p.a.	Increase in accrued pension over the year† (including inflation) £ p.a.	Transfer value of benefits 1 January 2003 £	Transfer value of benefits 31 December 2003 £	Increase in transfer value over year £	Increase in transfer value over year, less employee contributions† 2003 £	Increase in transfer value over year, less employee contributions† 2002 £
J.G. Abel	132,258	14,964	1,720,653	2,286,897	566,244	555,869	171,922
P.C. Badcock	28,080	3,853	367,069	494,928	127,859	122,932	188,398
D.A. Fischel	118,868	13,956	668,973	1,029,075	360,102	341,352	(118,627)
J.I. Saggers	129,413	6,169	1,670,773	1,982,306	311,533	300,743	60,438
F.B. Sher	22,422	(4,964)#	297,564	415,110	117,546	112,619	(675)
A.C. Smith	57,251	7,547	295,380	459,662	164,282	153,819	(54,883)
Total	488,292	41,525	5,020,412	6,667,978	1,647,566	1,587,334	246,573

(b) Additional disclosure required under the Listing Rules of the UK Listing Authority

Name	Increase in accrued pension over the year (excluding inflation) £ p.a.	Transfer value of increase (less employee contributions) £
J.G. Abel	12,651	215,447
P.C. Badcock	3,231	55,252
D.A. Fischel	11,987	86,784
J.I. Saggers	7,690	111,408
F.B. Sher	(4,105)#	36,535
A.C. Smith	6,534	43,477
Total	37,988	548,903

*The pension entitlement shown is that which would be paid annually based on service to the end of the year.
†The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less Directors' contributions.
#The decrease in accrued pension reflects the reduction made for early payment.

Directors who are members of the Retirement Benefit Scheme have the option to pay additional voluntary contributions but no contributions were made in the year.

R.A.M. Baillie Chairman of the Remuneration Committee, on behalf of the Board
11 February 2004

Corporate social responsibility

Corporate Social Responsibility

In October 2002, the company nominated a group of senior executives to review Corporate Social Responsibility (CSR) issues related to the operation of the business, in line with best practice and standards. From this review, the CSR Policy, strategy and objectives were developed and published in our first CSR report in February 2003 which was circulated to all our major stakeholders. The CSR Committee was formally constituted in February 2003, chaired by an Executive Director, Peter Badcock.

Following the initial review in 2002, a three-year programme was agreed to formalise a CSR governance structure, including the collation and dissemination of data, and the implementation of CSR initiatives including benchmarking and targets.

Progress in 2003

Governance

During the year, measures to implement a formal governance structure for monitoring CSR issues were implemented and Casella Stanger were appointed as external advisers. Terms of reference for the CSR Committee were approved by the Board and, as part of their corporate governance responsibilities, the Audit Committee has reviewed regular reports from the CSR Committee.

A Business Code of Practice and formal policies covering Environmental, Communication and Stakeholder Engagement, Community, Occupier and Shopper impacts have been approved by the Board and will be adopted throughout the group during 2004. A human resources policy, The Importance of People, has also been approved. These policies embody much prior practice.

As part of the CSR governance process we are putting in place an environmental management system (EMS) to address environmental issues and performance criteria, and to enable us to comply with changing legislation and regulations. The EMS will be in line with the international environmental standard – ISO 14001.

CSR audits of our UK shopping centres have been undertaken by Casella Stanger to review best practice, opportunities and risk. Those audits provided data, identified examples of good practice and made recommendations. The Committee has reviewed the audit results and is working with management on a series of initiatives to implement the recommendations where appropriate and to monitor their effectiveness. As part of this programme, a reporting system has been set up to formalise the gathering of relevant information and data on CSR-related issues such as energy and water consumption, waste disposal and community activity.

We have commissioned the establishment of a register of relevant environmental legislation in respect of our shopping centres.

During 2003, the company has complied with all applicable legislation and has been subject to no sanctions or fines for environmental, health & safety or other infringements.

Energy reduction

The Potteries

Towards the end of 2002, and following an Environmental Audit, an Action Energy General Survey was carried out at the Potteries Shopping Centre. The Survey covered energy and water consumption and the report included a number of recommendations.

A number of recommendations have been implemented, including training to increase awareness among staff or relatively minor changes to existing practice. This increased awareness prompted the removal of 320 unnecessary decorative lamps and the replacement of 170 150W lamps with 52W equivalents. This resulted in an estimated annual saving of 125,000kWh (approximately 5 per cent of electricity consumption). More lighting will be changed as a result of the planned replacement programme.

Certain little-used non-public corridors now operate on half lighting at times and car park and atrium lighting is computer controlled, taking into account measured natural light levels.

Recommendations with financial outlay were considered on their merits. The brief for refurbishments and developments requires energy saving options to be included, as evidenced by the introduction of percussive taps and simplified ventilation for the proposed toilet refurbishment project.

USA

In the USA, photocells and timers are used in the common area lighting of the retail properties to limit excessive energy use, and all the office properties have now received lighting retrofits. In some office buildings, window film has been installed to reduce the demand for cooling during the summer.





01
The Potteries Shopping Centre, Hanley, Stoke-on-Trent.
02
350 Parnassus Avenue, San Francisco, USA.

Eldon Square

Public consultation on new development proposals
In 2003, CSC undertook a programme of public consultation in Newcastle to obtain feedback from stakeholders on its proposals for three new development schemes with an estimated total cost of £150 million. The schemes will involve the relocation and modernisation of the bus station, the provision of improved ground floor access through the centre and into Old Eldon Square, improvements to the public realm in Old Eldon Square, and the provision of an improved retail offer.

The consultation was undertaken in two phases. Before submission of the planning applications, six half-day workshops were held with a wide range of stakeholders, including local businesses, special interest groups and members of the general public, to obtain feedback and comment on the schemes. Following the planning application, a major exhibition was held in the Mall, using a model and information boards to provide further details to shoppers. A newsletter was distributed to some 100,000 homes in the city and further feedback was obtained by hotline, email and comment forms collected in the malls. Specific research was commissioned from 200 shoppers.

This consultation process has helped to inform the detailed design of the proposed schemes and highlighted issues of importance to our stakeholders. Overall, the proposals received strong support.


01
John Lewis

01
Public exhibition in Eldon Square, Newcastle.

Stakeholders

5,000 copies of our 2002 CSR Report were sent to our major investors and stakeholders, and follow-up meetings have been held where appropriate to identify areas of mutual opportunities. The Committee is developing a communications strategy and will continue to seek feedback from stakeholders during the coming year.

We have undertaken a survey of principal retailers represented in our UK shopping centres to benchmark our performance, and we are further strengthening our relationships with retailers, both centrally and in the individual centres.

We continue to foster close relationships with communities local to our shopping centres and are establishing a formalised reporting system to monitor this important aspect of our business. During 2003 we donated 3,500 hours of our centre management time to a variety of community-related activities. Support in the UK for charities and other good causes in 2003 through charitable donations totalled £84,422. The UK shopping centres have provided some £390,000 in community support including sponsorship of local causes, support for Town Centre Management and the provision of free mall space and services. Mall collections made by charitable organisations totalled an estimated £185,000.

Environmental

We actively encourage public transport initiatives for our shopping centres and have appointed a Sustainable Travel Co-ordinator at MetroCentre to focus on sustainable transport issues. Best practice will be rolled out to other centres as appropriate.

Our shopping centre audits have enabled us to review our energy usage. We have a partnership agreement with The Carbon Trust, a government funded organisation whose aim is to reduce carbon emissions, and we aim to build on this relationship to improve our energy efficiency. Energy consumption at our nine UK shopping centres in 2003 totalled 104 million kWh equivalent to 39,995 tonnes of CO_2.

The majority of waste handled by our shopping centres is generated by our retailers and shoppers. Last year, the UK shopping centres handled 15,000 tonnes, of which 35 per cent was sent to landfill.

Our development programme has always focussed on regeneration and 100 per cent of our current development programme is on brownfield land.

Following the formalisation of our Environmental policy, we have developed Environmental Guidelines for use by our managers and consultants. These will enable our project teams to address best practice in sustainable design and development.

Workplace

Our staff are a key resource of our business and we provide competitive remuneration packages, including benefits, to reflect this. The retention rate of our management staff is extremely high at over 95 per cent, with the retention of our staff and employees overall at over 71 per cent. Our female staff represent 39 per cent of our total workforce and 30 per cent of our management team.

Health & Safety is a top priority. In the context of over 175 million customer visits per annum to our UK shopping centres, and our other UK operations, there were 24 reportable accidents during 2003 (2002 – 54). There were seven reportable accidents among our 802 staff (2002 – 9).

This year, MetroCentre was one of only 38 organisations to be awarded a Sword of Honour, The British Safety Council's top award. This is the second time that MetroCentre has received this award.

We have prepared for the requirements of The Control of Asbestos at Work Act and the Disability Discrimination Act, both of which come into force during 2004.

2003 CSR Report

Our 2003 Corporate Social Responsibility Report has been published contemporaneously with this Annual Report. The 2003 CSR Report provides a more detailed review of progress in 2003 and our plans for 2004. Copies can be obtained from the Company Secretary and it is available on www.liberty-international.co.uk.

Management structure and advisers

Liberty International PLC
Donald Gordon, Chairman

Executive Directors
David Fischel, Chief Executive
Aidan Smith, Finance Director
John Abel
Peter Badcock
John Saggers

Non-executive Directors
Robin Baillie
David Bramson
Robin Buchanan
Patrick Burgess
Graeme Gordon
Douglas Leslie
Michael Rapp

Company Secretary
Susan Folger

General Corporate Counsel
Hugh Ford

Registered Office
40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1333

Registered Number
3685527

Website
www.liberty-international.co.uk

Registrars

United Kingdom
Capita Registrars
The Registry, 34 Beckenham Road,
Beckenham, Kent BR3 4TU
Telephone 0870 162 3100 (within UK)
+44 20 8639 2157 (outside UK)
Facsimile 020 8639 2342
www.capitaregistrars.com

South Africa
Computershare Limited
70 Marshall Street,
Johannesburg 2001, South Africa
Postal address:
PO Box 61051
Marshalltown 2107, South Africa
Telephone +27 11 370 5000
Facsimile +27 11 688 7721
www.computershare.com

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

Solicitors
Linklaters

Property Companies

Capital Shopping Centres
John Abel, Managing Director
Peter Badcock, Finance and Operations Director
Richard Cable, Executive Director
Kay Chaldecott, Executive Director
40 Broadway, London SW1H 0BU
Telephone 020 7887 4220
Facsimile 020 7887 4225
www.capital-shopping-centres.co.uk

Group Managers

Property
Martin Breeden
Caroline Kirby
Sally Ann Petrie
Philip Wardle

Development
Rosemary Coles
Robert Danks
Martin Ellis

Centre Management
David Greenhalgh

Centre Managers

Braehead, Glasgow
www.braehead.co.uk
Bob Baldry 0141 885 1441

The Chimes, Uxbridge
www.thechimes.uk.com
Tony Dunn 01895 819400

Eldon Square, Newcastle upon Tyne
www.eldon-square.co.uk
Susan Nicol 0191 261 1891

The Glades, Bromley
www.theglades.uk.com
Steve Chandler 020 8313 9292

The Harlequin, Watford
www.theharlequin.uk.com
Michael Stevens 01923 250292

Lakeside, Thurrock
www.lakeside.uk.com
Mike Pearse 01708 869933

MetroCentre, Gateshead
www.metrocentre.uk.com
Ron Woodman 0191 493 0200

The Potteries, Hanley, Stoke-on-Trent
www.potteries.uk.com
Barry Turnbull 01782 289822

The Victoria Centre, Nottingham
www.victoriacentre.uk.com
Keith Campbell 0115 912 1111

Capital & Counties
John Saggers, Managing Director
Bill Black, Executive Director
Gary Marcuccilli, Executive Director
40 Broadway, London SW1H 0BU
Telephone 020 7887 7000
Facsimile 020 7887 0000
www.capitalandcounties.com

Group Managers
Property: Andrew Hicks
Projects: Rob Mathieson

Capital & Counties U.S.A.
Turner Newton, President
100 The Embarcadero, Suite 200
San Francisco, California, CA 94105 USA
Telephone 001 415 421 5100
Facsimile 001 415 421 6021

Group Treasury and Accounting
Mark Kildea, Treasurer
Kate Bowyer, Group Financial Controller
Simon Atchley, Financial Controller

Liberty International Asset Management
Robin White, Investment Manager

Designed and produced by Radley Yeldar

CSC

CAPITAL SHOPPING CENTRES

CAPITAL & COUNTIES

Members of the Liberty International Group

www.liberty-international.co.uk